UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Third quarter 2021 earnings release of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México
2.	Third quarter 2021 earnings presentation of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: November 10, 2021

Item 1

Earnings Release | 3Q.2021
Banco Santander México	1

I.Key Highlights for the Quarter

Banco Santander México Reports Third Quarter 2021 Net Income of Ps.4,843 Million

-	Retail portfolio reflected YoY sustained performance, supported by market share gains in mortgages and auto loans, while credit cards and consumer loans remained weak. While loan volumes in commercial portfolio still faces a difficult comparison base and soft demand conditions.

-	Total deposits remained relatively stable sequentially. The high liquidity has allowed the Bank to focus on improving deposit mix by favoring demand deposits over term deposits.

-	Net income decreased 3.7% YoY in 3Q21, mainly due to lower fees and higher expenses, partially offset by solid growth in market related income and lower provisions for loan losses.

Mexico City – October 28th, 2021, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (NYSE: BSMX; BMV: BSMX), (“Banco Santander México” or “the Bank”), today announced financial results for the three-month and nine-month periods ending September 30th, 2021.

Banco Santander México reported net income of Ps.4,843 million in 3Q21, representing a YoY decrease of 3.7% and a QoQ increase of 2.8%. On a cumulative basis, net income for 9M21 reached Ps.12,835 million, representing a 12.5% YoY decrease.

HIGHLIGHTS
Results (Million pesos)	3Q21	2Q21	3Q20	%QoQ	%YoY	9M21	9M20	%YoY
Net interest income	15,684	15,770	16,089	(0.5)	(2.5)	47,039	48,916	(3.8)
Fee and commission, net	4,447	4,873	4,690	(8.7)	(5.2)	14,222	13,985	1.7
Core revenues	20,131	20,643	20,779	(2.5)	(3.1)	61,261	62,901	(2.6)
Provisions for loan losses	4,385	5,068	4,596	(13.5)	(4.6)	16,528	18,111	(8.7)
Administrative and promotional expenses	10,750	9,955	10,429	8.0	3.1	30,599	29,813	2.6
Net income	4,843	4,713	5,030	2.8	(3.7)	12,835	14,674	(12.5)
Net income per share[1]	0.71	0.70	0.74	2.8	(3.7)	1.89	2.17	(12.5)

Balance Sheet Data (Million pesos)	Sep-21	Jun-21	Sep-20	%QoQ	%YoY	Sep-21	Sep-20	%YoY
Total assets	1,669,138	1,634,384	1,858,684	2.1	(10.2)	1,669,138	1,858,684	(10.2)
Total loans	715,759	710,323	735,330	0.8	(2.7)	715,759	735,330	(2.7)
Deposits	766,336	766,663	772,984	(0.0)	(0.9)	766,336	772,984	(0.9)
Shareholders´ equity	165,020	159,941	151,475	3.2	8.9	165,020	151,475	8.9

Key Ratios (%)	3Q21	2Q21	3Q20	bps QoQ	bps YoY	9M21	9M20	bps YoY
Net interest margin	4.64	4.52	4.50	12	14	4.53	4.78	(25)
Net loans to deposits ratio	90.27	89.50	91.78	77	(151)	90.27	91.78	(151)
ROAE	11.96	11.83	13.87	13	(191)	10.57	13.49	(292)
ROAA	1.10	1.08	1.23	2	(13)	0.97	1.20	(23)
Efficiency ratio	50.97	47.59	48.14	338	283	48.39	44.16	423
Capital ratio	21.46	18.91	17.16	255	430	21.46	17.16	430
NPLs ratio	2.85	2.87	2.09	(2)	76	2.85	2.09	76
Cost of Risk	2.75	2.75	3.13	0	(38)	2.75	3.13	(38)
Coverage ratio	117.56	118.39	167.94	(83)	—	117.56	167.94	—

Operating Data	Sep-21	Jun-21	Sep-20	%QoQ	%YoY	Sep-21	Sep-20	%YoY
Branches	1,039	1,039	1,050	0.0	(1.0)	1,039	1,050	(1.0)
Branches and offices[2]	1,350	1,352	1,407	(0.1)	(4.1)	1,350	1,407	(4.1)
ATMs	9,564	9,534	9,365	0.3	2.1	9,564	9,365	2.1
Customers	19,499,552	19,257,998	18,796,611	1.3	3.7	19,499,552	18,796,611	3.7
Employees	24,901	23,512	20,731	5.9	20.1	24,901	20,731	20.1
1)	Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted number of shares.

2)	Includes cash desks (espacios select, box select and corner select) and SMEs business centers. Excluding brokerage house offices.

II. CEO Message

Earnings Release | 3Q.2021
Banco Santander México	2

Héctor Grisi, Banco Santander México’s Executive President and CEO, commented: “During the quarter we continued advancing on our strategic priorities while maintaining a strong balance sheet and liquidity positions. Loan volumes continue lagging, mostly among commercial loans, in line with market trends and still soft demand conditions. However, we are optimistic, as we have started seeing a slight sequential upturn in certain loan segments. Another bright spot is our individual loans, which continue outpacing the market, supported by sustained market share gains in mortgages and auto loans. In addition, consumer and SME loans are now showing signs of a gradual sequential recovery, as economic activity starts to gather speed and our risk appetite in these segments has grown correspondingly.

For the third consecutive quarter, our deposits remained relatively stable sequentially. The high liquidity has allowed us to focus on improving our deposit mix by favoring demand deposits over term ones. In fact, our current deposit mix stands at 74% demand and 26% term, our best ratio ever. Both our individual and corporate demand deposits continue expanding at low double-digit rates year-over-year, underscoring the success of our loyalty and customer acquisition strategies as well as our focus on lowering funding costs.

Our asset quality also improved during the quarter, as NPLs continued falling, aided by improving economic conditions in Mexico and our sound loan portfolio, which still reflects our prudent risk management. We are also approaching a normalized level of provisions as our operating environment becomes healthier. Accordingly, our cost of risk has declined to its lowest level in the last five quarters, and we expect it to continue converging gradually to pre-pandemic levels.

Although domestic and global economic conditions are improving, they will likely remain uneven and challenging. Nevertheless, our strategy remains focused on further strengthening client loyalty and driving digitalization, with the same ambition to become the bank providing the best customer experience in Mexico.

We continue working on growth initiatives by leveraging a host of new digital tools and methodologies and also by further enhancing our internal operating processes. With a focus on prudent and profitable growth, we continue making new investments in the bank’s transformation, mainly in IT and digitalization, while seeking efficiencies and maintaining tight cost controls across business lines.”

Earnings Release | 3Q.2021
Banco Santander México	3

III. Summary of 3Q21 Consolidated Results

Loan portfolio

Banco Santander México’s total loan portfolio, as of September 2021, decreased 2.7% YoY, or Ps.19,571 million, to Ps.715,759 million, and increased 0.8%, or Ps.5,436 million, on a sequential basis.

During the quarter, the retail portfolio reflected YoY sustained performance, supported by market share gains in mortgages and auto loans, while credit cards and consumer loans remained weak. While the commercial loan portfolio still faces a difficult comparison base and soft demand conditions.

Deposits

Deposits, which represent 82.5% of Banco Santander México’s total funding1, decreased 0.9% YoY in September 2021. In turn, demand deposits increased 10.5% YoY, while time deposits decreased 22.9% YoY, as lower interest rates made customers favor short term liquidity and supported by the Banks efforts to improve funding mix. On a sequential basis, demand deposits increased 2.3% while time deposits decreased 6.1%. It is worth noting that demand deposits from individuals grew 9.5% YoY, supported by the Bank’s ongoing efforts to attract these types of deposits.

In September 2021, demand deposits from individuals represented 32.9% of total demand deposits, compared with 33.2% in September 2020. Time deposits from individuals represented 44.1% of total time deposits, compared with 36.7% a year ago.

The loans-to-deposits ratio stood at 90.27% in September 2021, which compares to 91.78% in September 2020, and 89.50% in June 2021, maintaining a sound funding position.

1 Total funding includes: deposits, credit instruments issued, bank and other loans and subordinated credit notes.

Earnings Release | 3Q.2021
Banco Santander México	4

Net income

Banco Santander México reported 3Q21 net income of Ps.4,843 million, representing a decrease of 3.7% YoY, and an increase of 2.8% sequentially. The YoY decrease was mainly due to lower net commission and fee income and higher expenses, partially offset by solid growth in market related income and lower provisions for loan losses. On a cumulative basis, net income for 9M21 reached Ps.12,835 million, representing a 12.5% YoY decrease.

Net income statement
Million pesos				% Variation				% Variation
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	21/20
Net interest income	15,684	15,770	16,089	(0.5)	(2.5)	47,039	48,916	(3.8)
Provisions for loan losses	(4,385)	(5,068)	(4,596)	(13.5)	(4.6)	(16,528)	(18,111)	(8.7)
Net interest income after provisions for loan losses	11,299	10,702	11,493	5.6	(1.7)	30,511	30,805	(1.0)
Commission and fee income, net	4,447	4,873	4,690	(8.7)	(5.2)	14,222	13,985	1.7
Net gain (loss) on financial assets and liabilities	1,474	817	1,292	80.4	14.1	3,689	5,458	(32.4)
Other operating income	(514)	(542)	(409)	(5.2)	25.7	(1,720)	(853)	101.6
Administrative and promotional expenses	(10,750)	(9,955)	(10,429)	8.0	3.1	(30,599)	(29,813)	2.6
Operating income	5,956	5,895	6,637	1.0	(10.3)	16,103	19,582	(17.8)
Equity in results of associated companies	43	50	60	(14.0)	(28.3)	170	99	71.7
Operating income before income taxes	5,999	5,945	6,697	0.9	(10.4)	16,273	19,681	(17.3)
Income taxes (net)	(1,156)	(1,232)	(1,667)	(6.2)	(30.7)	(3,438)	(5,007)	(31.3)
Net income	4,843	4,713	5,030	2.8	(3.7)	12,835	14,674	(12.5)
Effective tax rate (%)	19.27	20.72	24.89			21.13	25.44

3Q21 vs 3Q20

The 3.7% year-on-year decrease in net income was principally driven by:

i)	A 2.5%, or Ps.405 million, decrease in net interest income, reflecting a combination of lower interest rates and a contraction of high margin loans, partially compensated by lower deposit costs;

ii)	A 3.1%, or Ps.321 million, increase in administrative and promotional expenses, mainly due to increases in personnel expenses and depreciation and amortization, partly offset by decreases in other expenses and cash protection services;

iii)	A 5.2%, or Ps.243 million, decrease in net commissions and fees, mainly due to a decrease in debit and credit card fees, partly offset by increases in financial advisory services, collection services and investment funds;

iv)	A 25.7%, or Ps.105 million, increase in other operating expenses, mostly resulting from higher premiums paid on guarantees for the SMEs loan portfolio; and

Earnings Release | 3Q.2021
Banco Santander México	5

v)	A 28.3%, or Ps.17 million, decrease in the results of associated companies due to the recognition of Elavon México investment.

The decrease in net income was partially offset by:

i)	A 30.7%, or Ps.511 million, decrease in income taxes, which resulted in a 19.27% effective tax rate for the quarter, compared to 24.89% in 3Q20, due to a higher inflation;

ii)	A 4.6%, or Ps.211 million, decrease in provisions for loan losses, as the Bank continues moving toward a more normal operating environment; and

iii)	A 14.1%, or Ps.182 million, increase in net gains on financial assets and liabilities, as the Bank was able to capitalize on rising interest rates coupled with exchange rate volatility.

9M21 vs 9M20

The 12.5% year-on-year decrease in net income was principally driven by:

i)	A 3.8%, or Ps.1,877 million, decrease in net interest income, reflecting a combination of lower interest rates and a contraction of high margin loans, partially compensated by lower deposit costs;

ii)	A 32.4%, or Ps.1,769 million, decrease in net gains on financial assets and liabilities, mostly resulting of a higher base in 9M20, due to extraordinary gains related to the sale of certain securities to strengthen the Bank’s liquidity position;

iii)	A 101.6%, or Ps.867 million, increase in other operating expenses, mostly resulting from higher legal expenses and costs related to portfolio recoveries, lower profit from sale of foreclosed assets, from higher premiums paid on guarantees for the SMEs loan portfolio, a decrease in other operating income and lower cancellation of liabilities and reserves; and

iv)	A 2.6%, or Ps.786 million, increase in administrative and promotional expenses, mainly due to increases in personnel expenses, depreciation and amortization and technology services expenses, partly offset by decreases in other expenses, promotional and advertising expenses, cash protection services, leasehold expenses and contributions to IPAB.

The decrease in net income was partially offset by:

i)	A 8.7%, or Ps.1,583 million, decrease in provisions for loan losses, as the Bank continues moving toward a more normal operating environment;

ii)	A 31.3%, or Ps.1,569 million, decrease in income taxes, which resulted in a 21.13% effective tax rate in 9M21, compared to 25.44% in 9M20, due to a higher inflation;

iii)	A 1.7%, or Ps.237 million, increase in net commissions and fees, mainly due to increases in insurance fees, investment funds, collection services and foreign trade, partly offset by a decrease in debit and credit card fees; and

iv)	A 71.7%, or Ps.71 million, increase in the results of associated companies due to the recognition of Elavon México investment.

Gross operating income

Banco Santander México’s gross operating income for 3Q21 totaled Ps.21,605 million, representing a decrease of 2.1% YoY, or Ps.466 million, and an increase of 0.7% QoQ, or Ps.145 million. The YoY decrease was mainly due to lower net commissions and fees income and soft net interest income, partially offset by solid performance in market related income. Gross operating income for 9M21 amounted Ps.64,950 million, decreasing 5.0% YoY, or Ps.3,409 million.

Gross operating income is broken down as follows.

Earnings Release | 3Q.2021
Banco Santander México	6

Breakdown gross operating Income (%)
				Variation (bps)				Variation (bps)
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Net Interest Income	72.59	73.49	72.90	(90)	(31)	72.42	71.56	86
Net Commissions and Fees	20.58	22.71	21.25	(213)	(67)	21.90	20.46	144
Market related revenue	6.83	3.80	5.85	303	98	5.68	7.98	(230)
Gross Operating Income*	100.00	100.00	100.00			100.00	100.00

*Does not include other income

Return on average equity (ROAE)

ROAE for 3Q21 decreased 191 basis points to 11.96%, from 13.87% reported in 3Q20 and increased 13 basis points from 11.83% in 2Q21. For 9M21, ROAE stood at 10.57%, 292 basis points lower than the 13.49% reported in 9M20. The Bank is accumulating capital per regulator’s recommendation to limit the pay out dividend of 2019 and 2020 earnings. In this regard, on November 5th, 2021the Bank will pay a cash dividend of Ps.1,867 million, or Ps.0.28 per share.

Strategic initiatives and commercial actions

Banco Santander Mexico is one of the leading financial groups in the country, focused on business transformation and innovation. The economy is changing fast. Digital technology is transforming markets as well as business models. In this highly competitive environment, the Bank must work in new ways to keep positioning itself as a market leader in value-added products. Therefore, investing in technology puts Banco Santander Mexico at the cutting edge of the industry and strengthens its value proposition, as well as focusing on customer experience which drives the Bank to improve its services and build loyalty. The Bank's strategic priority is to enhance the breadth of its products, digital offerings, distribution network and the overall customer experience to attract potential customers while building a stronger franchise to effectively address the challenges and seize the growing opportunities ahead.

The most relevant aspects of the third quarter are highlighted below:

➢	The Bank’s strategic priorities are complemented by a new breadth of products and services, which will allow to cater its customers more comprehensively.

▪	This quarter, the Bank launched the “LikeU” credit card, which combines a unique digital experience. The first in Mexico with “on-demand services” a new concept to personalize benefits, with the highest security specifications, and the only one that allows users to support six of the main causes of Social Responsibility in the hands of prestigious organizations in the country. Through this new offer, Banco Santander México strongly believes that will be doubling the acquisition of new accounts, helping to grow steadily and organically the loan portfolio, without living aside prudent risk management. In addition, the internal goal of the Bank is to issue 1 million cards in 12 months; just 7 weeks after being launched, the Bank have already issued 177 thousand Like U cards.

▪	In line with Santander Group’s strategy, Banco Santander Mexico is working on the transformation of the collections and payments industry through “PagoNxt”. As part of this initiative, PagoNxt announced the acquisition of 70% of its technological partner “Mercadotecnia, Ideas y Tecnología” (MIT) to accelerate the development of the global payment franchise in Getnet stores, with a special focus on Mexico. MIT and Getnet have had a close relationship of more than 15 years in

Earnings Release | 3Q.2021
Banco Santander México	7

Mexico, thus the acquisition of MIT will allow Getnet to establish itself as the payment platform with the largest number of functions in Mexico. Together, they will continue adding value to large corporates, middle-market, and SMEs, accompanying them with technological solutions for their collection needs for both; cards and digital payments. Currently, GetNet Mexico is the second largest merchant in POSs and affiliations in the market, and third in number of transactions processed through the acquirer.

▪	During this quarter, an alliance between the Bank, Mastercard and Getnet was announced, been a disruptive effort in the market where Santander Mexico will play a central role by being the first bank in the country to have 100% of its Mastercard credit and debit cards ready for contactless payments. Meanwhile, Getnet will contribute its more than 250 thousand points of sale terminals, where 80% accept contactless payments; while Mastercard will provide its payment platform that allows contactless transactions to be up to 10 times faster. The use of Contactless Payments technology, in addition to being a much more agile, comfortable, and secure experience compared to cash, will reinforce the safety and hygiene measures of the new normal under the context of the pandemic, in order to maintain a healthy distance and minimize physical contact.

▪	In September, Soriana, a leading Mexican company in the consumer sector, joined the bank's Network of Correspondents. With this alliance, the Bank added more than 760 points of service for its customers and users to make deposits and payments to Santander cards at their nearest store without going to a branch. The incorporation of Soriana as another of the bank’s correspondents will complement the Branch Network, which currently consists of 9 correspondents that provide us +29,500 complementary branches, supporting the Financial Inclusion by taking banking services to unbanked areas and rural areas.

▪	Santander reiterates its commitment to expand its coverage for customers and users. For this reason, the Bank expanded the alliance with OXXO, and now customers will be able to make cash withdrawals from their debit cards at the checkouts of the more than 19,880 OXXO stores, thus expanding the current offer of the 1,039 branches and 9,564 ATMs located throughout the country. The aforementioned is a key strategic alliance for the Bank, according to figures from the National Banking and Securities Commission (CNBV as per its Spanish acronym), OXXO, is considered the country's main bank correspondent.

▪	Autocompara, the Bank's auto insurance comparator, will be the first digital platform to offer multi-annual insurance for vehicles. Now, clients will be able to quote and compare the best option for multi-annual insurance among seven companies, saving up to 20%. Furthermore, Autocompara's agreement with the insurers guarantees the benefit of having a fixed premium during the entire period of the insurance. Multi-annual insurance is an increasingly demanded service, and usually has increases in the renewal premium due to claims, so this option provides clients the freedom to choose more competitive insurance options.

▪	Santander Mexico continues to innovate in the SME segment boosted by the alliances made with fintechs. Now, the Bank offers a unique digital experience to its customers by increasing the number of functionalities on the SME platform. In alliance with Avanttia, the Bank offers a collection manager that improves cash flow, billing, and administration services. In association with LendInc., a smart-financing platform, the Bank provides an entirely digital process for credit applications and a credit conditions simulator. Also, through Numina, the Bank is creating synergies to offer payroll advances to SMEs. Overall, the goal is to offer value added products to attract potential clients.

▪	This quarter, Santander increased its market share in auto loans by 1.4 pp QoQ to 10% (as of August) maintaining the 4th position in the market. All this, thanks to the alliances that the bank has with Honda, Mazda, Tesla, Suzuki and Peugeot, together with Super Auto Santander, platform that integrates the commercial and insurance offering in one place, allowing to offer an online pre-approval in less than 10 minutes, allowing customers to have a brand-new car in less than 24 hours.

▪	The consolidation of the Hipoteca Online digital platform continued, being the only platform in Mexico that connects all processes from end to end. In the quarter, the platform processed 96%

Earnings Release | 3Q.2021
Banco Santander México	8

of transactions digitally, which helped the Bank to consolidate as a leading mortgage originator in the market. As of 3Q21, around 57% of originations came through Hipoteca Plus, which helps to drive cross-selling products, and 39% through Hipoteca Free. Santander continues to be the only bank in Mexico that offers a tailored interest rate based on the client's profile.

▪	The Bank continues to increase the number of its digital and mobile clients by 10% and 13% YoY, respectively. Besides, the ratio of loyal customers continues to grow, now loyal clients represent 40% of active clients (vs 37% in the third quarter of 2020). Moreover, digital transactions now account for almost 53% of total transactions, increasing +14 pp compared to September 2020. As of September 2021, 42% of product sales were made through digital channels, compared to 32% a year ago.

Customers
(Thousands)				% Variation
	Sep-21	Jun-21	Sep-20	QoQ	YoY
Loyal Customers[1]	3,784	3,712	3,407	1.9	11.1
Digital Customers[2]	5,265	5,120	4,768	2.8	10.4
Mobile Customers[3]	5,006	4,846	4,438	3.3	12.8
[1]	Loyal customers = Clients with non-zero balance and depending on the segment should have between two and four products and between three and ten transactions in the last 90 days.

[2]	Digital customers = Clients with at least one digital transaction per month in SuperNet or SuperMóvil.

[3]	Mobile customers = Clients using Supermóvil and/or Superwallet in the last 30 days.

Responsible Banking

For Santander, being sustainable means taking into account the communities where we are present –the people and companies that make them up–, in order to generate continuous and profitable social progress at an economic, environmental and ethical level.

We are committed to integrating into our operation the criteria, policies and internal processes that guarantee the care of the social and environmental aspects that demand of us, both sustainability and the 2030 Agenda for Sustainable Development.

The Bank seeks to become a leading participant in contributing to the progress of people and companies in Mexico and in the world. On this regard, it works on two main challenges: New Business Environment and Inclusive and Sustainable Growth.

The objective of the New Business Environment is for Santander employees to feel in a responsible, simple, diverse and inclusive work environment, where leadership and commitment follow the Simple, Personal and Fair culture, while designing products focused on the client.

The goal to achieve an Inclusive and Sustainable Growth aims to invest in the Bank’s community, financially empowering people, supporting higher education through scholarships and leaving a minimal environmental footprint while incentivizing ESG products across all business units.

At Grupo Santander, sustainability is made up of four pillars that mark the path of all our actions: Economic, Social, Environmental, Ethical and Corporate Governance.

For more details, please visit the Responsible Banking section in the investor relations website.

As a result of these efforts, Banco Santander Mexico has achieved the following recognitions:

•	In August, 2021, the Bank was recognized as an outstanding leader in Sustainable Finance in Latin America by Global Finance Magazine.

•	In July, 2021, International Finance Magazine recognized Santander México as the Best Financial Inclusion Bank in the country and as the Most Socially Responsible Bank in Mexico.

•	Santander México is the only bank in the country included in the S&P “Sustainability Yearbook 2021”.

Earnings Release | 3Q.2021
Banco Santander México	9

•	In 2021, Tuiio by Santander has been recognized as an outstanding practice to end poverty in Mexico within the study carried out by Mexico Global Compact, which pursue the 17 Sustainable Development Goals proposed by the 2030 Agenda of the United Nations.

•	In 2021, Laura Diez Barroso, Chairman of the Board of Directors of Santander México, was named as one of "The 100 most powerful women in business" by Expansión within the framework of International Women's Day. In addition, Mrs. Diez Barroso participated in the signing of the commitment of banking to reduce the gender gap in the financial system in Mexico.

•	In 2020, it was included in the Dow Jones Sustainability Indices for its outstanding performance in sustainability in Latin America.

•	Also in 2020, it was included as constituted on the new S&P/BMV Total Mexico ESG Index, that replaced the IPC Sustainability Index, of which the Bank was part for seven consecutive years since 2013.

•	Included on the FTSE4Good Index since 2018.

•	Santander Private Banking, Best Private Banking according to Euromoney since 2017.

•	Member of the United Nations Global Compact since 2012.

•	Santander Mexico holds an ISO 14001:2015 certification since 2004.

•	It has a Responsible Banking recognition since 2004 by ESR (Empresa Socialmente Responsible by its acronym in Spanish).

These indexes and recognitions evaluate the Bank’s performance across economic, environmental and social issues.

These are only some examples of the Bank’s effort to become a more responsible bank. For further information about Banco Santander México as a Responsible Bank go to:

https://servicios.santander.com.mx/comprometidos/eng/index.php

Earnings Release | 3Q.2021
Banco Santander México	10

IV. Analysis of 3Q21 Consolidated Results

(Amounts expressed in millions of pesos, except where otherwise stated)

Loan portfolio

The evolution of the loan portfolio showed a sustained YoY performance in the retail portfolio, supported by market share gains in mortgages and auto loans, while credit cards and consumer loans remained weak. While the commercial loan portfolio still faces a difficult comparison base and soft demand conditions. As a result, the total portfolio declined 2.7% YoY, or Ps.19,571 million, to Ps.715,759 million in September 2021. On a sequential basis, total loan portfolio increased 0.8%, or Ps.5,436 million.

Portfolio Breakdown
Million pesos				% Variation
	Sep-21	Jun-21	Sep-20	QoQ	YoY
Commercial	411,419	412,080	457,535	(0.2)	(10.1)
Middle-market	200,885	198,573	205,863	1.2	(2.4)
Corporates	68,033	65,309	91,726	4.2	(25.8)
SMEs	56,853	56,448	68,655	0.7	(17.2)
Government & Financial Entities	85,648	91,750	91,291	(6.7)	(6.2)

Individuals	304,340	298,243	277,795	2.0	9.6
Consumer	116,066	115,591	113,058	0.4	2.7
Credit cards	50,454	50,989	53,296	(1.0)	(5.3)
Other consumer	65,612	64,602	59,762	1.6	9.8
Mortgages	188,274	182,652	164,737	3.1	14.3
Total	715,759	710,323	735,330	0.8	(2.7)

The commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 57.5% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 45.5% of the total. Middle-market, Corporate and SME loans represented 28.1%, 9.5% and 7.9% of the total loan portfolio, respectively.

The individuals loan portfolio, comprised of mortgages, consumer and credit card loans, represented 42.5% of the total loan portfolio. Mortgage, consumer and credit card loans, represented 26.3%, 9.2% and 7.0% of the total loan portfolio, respectively.

Earnings Release | 3Q.2021
Banco Santander México	11

Loan portfolio breakdown
Million pesos
	Sep-21%		Jun-21%		Sep-20%
Performing loans
Commercial	404,239	56.5	405,407	57.1	451,752	61.4

.Individuals	291,144	40.7	284,515	40.1	268,186	36.5
Consumer	111,992	15.6	110,756	15.6	110,421	15.0
Credit cards	48,346	6.8	48,339	6.8	51,863	7.1
Other consumer	63,646	8.9	62,417	8.8	58,558	8.0
Mortgages	179,152	25.0	173,759	24.5	157,765	21.5
Total performing loans	695,383	97.2	689,922	97.1	719,938	97.9

Non-performing loans
Commercial	7,180	1.0	6,673	0.9	5,783	0.8

Individuals	13,196	1.8	13,728	1.9	9,609	1.3
Consumer	4,074	0.6	4,835	0.7	2,637	0.4
Credit cards	2,108	0.3	2,650	0.4	1,433	0.2
Other consumer	1,966	0.3	2,185	0.3	1,204	0.2
Mortgages	9,122	1.3	8,893	1.3	6,972	0.9
Total non-performing loans	20,376	2.8	20,401	2.9	15,392	2.1

Total loan portfolio
Commercial	411,419	57.5	412,080	58.0	457,535	62.2

Individuals	304,340	42.5	298,243	42.0	277,795	37.8
Consumer	116,066	16.2	115,591	16.3	113,058	15.4
Credit cards	50,454	7.0	50,989	7.2	53,296	7.2
Other consumer	65,612	9.2	64,602	9.1	59,762	8.1
Mortgages	188,274	26.3	182,652	25.7	164,737	22.4
Total loan portfolio	715,759	100.0	710,323	100.0	735,330	100.0

As of September 2021, commercial loans decreased 10.1% YoY, or Ps.46,116 million, due to decreases of 25.8%, or Ps.23,693 million in corporate loans, 17.2%, or Ps.11,802 million in SMES loans, 2.4%, or Ps.4,979 million in middle-market loans, 28.3%, or Ps.3,122 million in financial institutions loans and 3.1%, or Ps.2,521 million in government entities loans. The YoY decrease still reflects the exceptionally high comps of 2020 and still soft demand conditions. Sequentially, commercial loans decreased 0.2% or Ps.661 million.

Mortgage loans continued showing robust growth, increasing 14.3% YoY, or Ps.23,537 million and 3.1%, or Ps.5,622 million sequentially. The “Hipoteca Plus” product remains a main driver behind this strong performance, accounting for 57% of total mortgage origination in the quarter, which also helps the Bank to increase cross-selling of other products, mainly insurance and credit cards and building customer loyalty. In addition, the digital onboarding platform for mortgages, “Hipoteca Online”, has been a game changer, as it helps streamline processes and eliminates the need to visit a branch. During 3Q21, 96% of the mortgages were processed through this digital platform. However, the total mortgage loan portfolio is still affected by the run-off of acquired portfolios, excluding this effect, the mortgage portfolio would have increased 18.7% YoY, almost twice as much as the market growth.

It is worth noting that auto loans continued showing a solid performance, increasing 3.0x in September 2021 with respect to September 2020 and a 12.2%, or Ps.1,656 million, sequentially. This was a result of the Bank alliances with leading automakers, such as Honda, Mazda, Suzuki, Peugeot and Tesla, among others. According to the last information published by CNBV, as of August 2021, market share in this business was 10.0% vs. 2.9% a year ago.

Credit card loans contracted 5.3% YoY, or Ps.2,842 million, and 1.0% QoQ, or Ps.535 million, despite an average usage increase of 20.5% YoY, although a decrease of 3.2% QoQ, while, personal and payroll loans decreased 18.5% YoY, or Ps.3,270 million, and 3.2% YoY, or Ps.1,195 million, respectively, affected by weak demand conditions and the Bank’s cautious approach. In addition, in September 2021 the Bank launched a new and innovative credit card named “LikeU”. This card is 100% digital, one of the safest in the market and designed for any type of customer, allowing each client to tailor it according to their preferences.

Total Deposits

Total deposits in September 2021 stood at Ps.766,336 million, a decrease of 0.9% YoY, or Ps.6,648 million. On a sequential basis, total deposits remained flat. Demand deposits reached Ps.563,372 million, increasing 10.5% YoY, or Ps.53,686 million, while time deposits decreased 22.9% YoY, or Ps.60,334 million, as lower interest rates made customers favor short term liquidity and supported by the Bank’s efforts to improve funding mix. In turn, demand deposits increased 2.3%, or Ps.12,836 million, sequentially, while time deposits decreased 6.1% QoQ, or Ps.13,163 million. Deposits from individuals expanded 3.3% YoY, or Ps.8,869 million,

Earnings Release | 3Q.2021
Banco Santander México	12

and from corporates contracted 3.1% YoY, or Ps.15,517 million. The Bank continues working on the strategy focused on prioritizing individual deposits and foregoing certain expensive corporate deposits.

Net interest income

Net interest income
Million pesos				% Variation				% Variation
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	21/20
Interest on funds available	398	369	513	7.9	(22.4)	1,138	1,839	(38.1)
Interest on margin accounts	76	64	72	18.8	5.6	201	346	(41.9)
Interest and yield on securities	5,164	5,735	6,278	(10.0)	(17.7)	17,142	18,949	(9.5)
Interest and yield on loan portfolio – excluding credit cards	15,150	14,871	16,194	1.9	(6.4)	44,825	52,000	(13.8)
Interest and yield on loan portfolio related to credit cards	3,037	3,057	3,553	(0.7)	(14.5)	9,005	10,910	(17.5)
Commissions collected on loan originations	143	145	151	(1.4)	(5.3)	430	417	3.1
Interest and premium on sale and repurchase agreements and securities loans	981	857	742	14.5	32.2	2,405	3,272	(26.5)
Interest income	24,949	25,098	27,503	(0.6)	(9.3)	75,146	87,733	(14.3)

Daily average interest- earnings assets	1,351,207	1,395,784	1,430,590	(3.2)	(5.5)	1,385,900	1,364,944	1.5

Interest from customer deposits – demand deposits	(2,141)	(1,869)	(2,123)	14.6	0.8	(5,582)	(7,129)	(21.7)
Interest from customer deposits – time deposits	(2,119)	(2,065)	(3,507)	2.6	(39.6)	(6,536)	(12,330)	(47.0)
Interest from credit instruments issued	(1,114)	(1,177)	(1,324)	(5.4)	(15.9)	(3,524)	(3,379)	4.3
Interest on bank and other loans	(491)	(484)	(791)	1.4	(37.9)	(1,485)	(2,767)	(46.3)
Interest on subordinated capital notes	(411)	(411)	(454)	0.0	(9.5)	(1,241)	(1,345)	(7.7)
Interest and premium on sale and repurchase agreements and securities loans	(2,989)	(3,322)	(3,215)	(10.0)	(7.0)	(9,739)	(11,867)	(17.9)
Interest expense	(9,265)	(9,328)	(11,414)	(0.7)	(18.8)	(28,107)	(38,817)	(27.6)

Daily average interest-bearing liabilities	1,189,088	1,250,767	1,278,847	(4.9)	(7.0)	1,235,013	1,221,061	1.1

Net interest income	15,684	15,770	16,089	(0.5)	(2.5)	47,039	48,916	(3.8)

Net interest income in 3Q21 totaled Ps.15,684 million, decreasing 2.5% YoY, or Ps.405 million, and 0.5% QoQ, or Ps.86 million.

The 2.5% YoY decrease in net interest income resulted from the combination of:

i)	A 9.3%, or Ps.2,554 million, decrease in interest income, to Ps.24,949 million, which resulted from the combined effect of a 29 basis points decrease in the average interest rate received and a 5.5%, or Ps.79,383 million, decrease in average interest-earning assets; and

ii)	A 18.8%, or Ps.2,149 million, decrease in interest expense, to Ps.9,265 million, stemming from a 44 basis points decrease in the average interest rate paid and a 7.0%, or Ps.89,759 million, decrease in interest-bearing liabilities.

The net interest margin ratio (NIM), calculated using daily average interest-earning assets for 3Q21, stood at 4.64%, compared to 4.50% in 3Q20 and 4.52% in 2Q21. The YoY increase in NIM was principally driven by a lower average interest-earning assets. On a cumulative basis, NIM for 9M21 reached 4.53%, a decrease of 25 basis points from 9M20.

Interest Income

Total average interest earning assets in 3Q21 amounted to Ps.1,351,207 million, decreasing 5.5% YoY, or Ps.79,383 million, mainly driven by decreases of 16.4% YoY, or Ps.77,036 million, in the average amount of investment in securities, 3.7%, or Ps.27,231 million, in the average loan portfolio, and a 56.2%, or Ps.23,889 million, in margin accounts, partly offset by a 43.7% growth, or Ps.26,717 million, in repurchase agreement and by 18.4% increase, or Ps.22,056 million, in funds available. Banco Santander México’s interest earning assets are broken down as follows:

Earnings Release | 3Q.2021
Banco Santander México	13

Average Assets (Interest-Earnings Assets)
Breakdown (%)
	3Q20	4Q20	1Q21	2Q21	3Q21
Loan portfolio	51.6	49.2	49.7	50.6	52.6
Investment in securities	32.8	35.4	36.3	33.1	29.1
Funds available	8.4	8.8	8.1	8.8	10.5
Repurchase agreements	4.3	4.3	3.9	6.1	6.5
Margin accounts	3.0	2.3	2.0	1.4	1.4
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest income consists mainly of interest from the loan portfolio and commissions on loan originations, which in 3Q21 generated Ps.18,330 million and accounted for 73.5% of total interest income. The remaining interest income of Ps.6,619 million is broken down as follows: 20.7% from investment in securities, 3.9% from repurchase agreements, 1.6% from funds available, and 0.3% from margin accounts.

Interest income for 3Q21 decreased 9.3%, or Ps.2,554 million YoY, to Ps.24,949 million, reflecting lower interest income from total loan portfolio, investment in securities and funds available, which decreased 7.9%, or Ps.1,560 million, 17.7%, or Ps.1,114 million, and 22.4%, or Ps.115 million, respectively.

The average interest yield on interest-earning assets in 3Q21 stood at 7.23%, decreasing 29 basis points from 7.52% in 3Q20. Sequentially, the average interest yield on interest-earning assets increased 12 basis points from 7.11% in 2Q21.

In 3Q21, the average interest rate on the total loan portfolio stood at 10.02%, a decrease of 46 basis points YoY, reflecting lower interest rates and a change in the loan portfolio mix. Relative to 3Q20, the average reference rate (TIIE28) decreased 33 basis points. The average interest rate on the credit card loan portfolio stood at 23.47%, a decrease of 242 basis points YoY, while the yield of consumer loan portfolio stood at 22.56%, a decrease of 161 basis points YoY, the rate on the commercial loan portfolio stood at 6.79%, a decrease of 54 basis points YoY and the yield of the mortgage loan portfolio stood at 9.14%, a decrease of 27 basis points YoY. The average interest rate on the investment in securities portfolio stood at 5.15%, decreasing 8 basis points YoY.

Interest income
Million Pesos	3Q21			3Q20			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Funds available	141,873	398	1.10	119,817	513	1.68	18.4	(22.4)	(58)
Margin accounts	18,581	76	1.60	42,470	72	0.66	(56.2)	5.6	94
Investment in securities	392,744	5,164	5.15	469,780	6,278	5.23	(16.4)	(17.7)	(8)
Loan portfolio	710,195	18,187	10.02	737,426	19,747	10.48	(3.7)	(7.9)	(46)
Commissions collected on loan originations	—	143	—	—	151	—	—	(5.3)	—
Sale and repurchase agreements and securities loans	87,814	981	4.37	61,097	742	4.75	43.7	32.2	(38)
Interest income	1,351,207	24,949	7.23	1,430,590	27,503	7.52	(5.5)	(9.3)	(29)

Interest income decline from the total loan portfolio was 7.9%, or Ps.1,560 million, which resulted from the combined effect of a 46 basis points decrease in the average interest rate, and a 3.7%, or Ps.27,231 million,

Earnings Release | 3Q.2021
Banco Santander México	14

decrease in average loan portfolio volume. The decrease in interest income from the loan portfolio resulted from the following YoY combined effects by product:

▪	Commercial: 11.5%, or Ps.53,446 million decrease, with a 6.79% interest yield, which decreased 54 bps;

▪	Credit Cards: 5.7%, or Ps.3,062 million decrease, with a 23.47% interest yield, which decreased 242 bps;

▪	Consumer: 9.3%, or Ps.5,508 million increase, with a 22.56% interest yield, which decreased 161 bps; and

▪	Mortgages: 14.8%, or Ps.23,769 million increase, with a 9.14% interest yield, which decreased 27 bps.

Interest income from investment in securities decreased 17.7%, or Ps.1,114 million, which resulted from the combined effect of a decrease of 16.4%, or Ps.77,036 million, in average volume, and an 8 basis points decrease in the average interest rate. Interest income from repurchase agreements increased 32.2%, or Ps.239 million, which resulted from the increase of 43.7%, or Ps.26,717 million, in average volume, and a 38 basis points decrease in the average interest rate.

Interest expense

Total average interest-bearing liabilities amounted to Ps.1,189,088 million, decreasing 7.0% YoY, or Ps.89,759 million, and were driven by decreases of 25.1%, or Ps.78,426 million, in time deposits, 8.3%, or Ps.26,456 million, in repurchase agreements, 32.1%, or Ps.15,668 million, in bank and other loans, 16.2%, or Ps.14,194 million, in credit instruments issued, and 9.3%, or Ps.2,678 million, in subordinated capital notes. These decreases were partly offset by an increase of 9.8%, or Ps.47,663 million, in demand deposits.

Banco Santander México’s interest-bearing liabilities are broken down as follows:

Average liabilities (interest-bearing liabilities)
Breakdown (%)
	3Q20	4Q20	1Q21	2Q21	3Q21
Demand deposits	37.9	37.1	37.9	40.7	44.7
Sale and repurchase agreements and securities loans	24.8	28.6	29.7	28.5	24.4
Time deposits	24.4	21.9	20.5	19.2	19.7
Credit instruments issued	6.9	6.3	6.4	6.2	6.2
Bank and other loans	3.8	4.0	3.4	3.3	2.8
Subordinated capital notes	2.2	2.1	2.1	2.1	2.2
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest expense consists mainly of interest paid on customer deposits and repurchase agreements, which in 3Q21 amounted to Ps.4,260 million and Ps.2,989 million, respectively, accounting for 46.0% and 32.3% of interest expenses. The remaining Ps.2,016 million was paid as follows: 12.0% on credit instruments issued, 5.3% on bank and other loans, and 4.4% on subordinated debentures.

Interest expense for 3Q21 decreased 18.8% YoY, or Ps.2,149 million, to Ps.9,265 million, mainly driven by lower interest expenses on time deposits, bank and other loans, repurchase agreements and credit instruments issued.

The average interest rate on interest-bearing liabilities decreased 44 basis points to 3.05% in 3Q21. For 3Q21, the average interest rate on the main sources of funding decreased YoY as follows:

▪	85 basis points in time deposits, at an average interest rate paid of 3.54%; and

▪	14 basis points in demand deposits, at an average interest rate paid of 1.58%.

Earnings Release | 3Q.2021
Banco Santander México	15

Interest expense
Million pesos	3Q21			3Q20			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Demand deposits	531,873	2,141	1.58	484,210	2,123	1.72	9.8	0.8	(14)
Time deposits	234,090	2,119	3.54	312,516	3,507	4.39	(25.1)	(39.6)	(85)
Credit instruments issued	73,512	1,114	5.93	87,706	1,324	5.91	(16.2)	(15.9)	2
Bank and other loans	33,091	491	5.81	48,759	791	6.35	(32.1)	(37.9)	(54)
Subordinated capital notes	26,023	411	6.18	28,701	454	6.19	(9.3)	(9.5)	(1)
Sale and repurchase agreements and securities loans	290,499	2,989	4.03	316,955	3,215	3.97	(8.3)	(7.0)	6
Interest expense	1,189,088	9,265	3.05	1,278,847	11,414	3.49	(7.0)	(18.8)	(44)

Increases in retail deposits continue to reflect the Bank’s focus on driving profitability with a higher reliance on retail deposits. The average balance of demand deposits increased 9.8% YoY, or Ps.47,663 million, while the average balance of time deposits contracted 25.1% YoY, or Ps.78,426 million. Interest paid on demand deposits declined 0.8%, or Ps.18 million YoY, and interest paid on time deposits decreased 39.6% YoY, or Ps.1,388 million.

Earnings Release | 3Q.2021
Banco Santander México	16

Provisions for loan losses and asset quality

During 3Q21, provisions for loan losses amounted to Ps.4,385 million, which represented decreases of 4.6%, or Ps.211 million, YoY, and a 13.5%, or Ps.683 million, on a sequential basis, as the Bank continues moving toward a more normal operating environment.

Loan Loss Reserves
Million pesos				% Variation				% Variation
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Commercial	1,179	1,823	829	(35.4)	42.2	6,416	4,762	34.7
Consumer	2,767	2,826	3,462	(2.1)	(20.1)	8,713	10,535	(17.3)
Mortgages	440	419	305	4.9	44.1	1,400	2,814	(50.3)
Total	4,385	5,068	4,596	(13.5)	(4.6)	16,528	18,111	(8.7)

Cost of Risk (%)
				Variation (bps)				Variation (bps)
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	YoY
Commercial	1.76	1.63	1.39	13	37	1.76	1.39	37
Consumer	9.98	10.65	11.76	(67)	(178)	9.98	11.76	(178)
Mortgages	0.42	0.36	1.90	6	(148)	0.42	1.90	(148)
Total	2.75	2.75	3.13	0	(38)	2.75	3.13	(38)

Non-performing loans as of September 2021 increased 32.4% YoY, or Ps.4,984 million, to Ps.20,376 million, and remained flat on a sequential basis. The YoY increase in non-performing loans was due to increases of 30.8%, or Ps.2,150 million, in mortgage loans, 54.5%, or Ps.1,437 million, in consumer loans (including credit cards) and 24.2%, or Ps.1,397 million, in commercial loans. These increases were mainly due to a lower base in 3Q20, related to clients that enrolled the debt relief program and had one or two overdue payments and did not accounted for as NPLs.

NPL ratio for the SMEs loan portfolio increased 187 basis points YoY and decreased 58 basis points sequentially. Consumer loan portfolio (including credit cards) NPL ratio increased 118 basis point YoY and decreased 67 basis points sequentially. At the same time, mortgage loans NPL ratio increased 62 basis points YoY and decreased 2 basis points QoQ. While commercial loans NPL ratio increased 49 basis points YoY and 13 basis points sequentially.

Earnings Release | 3Q.2021
Banco Santander México	17

The breakdown of the non-performing loan portfolio is as follows: mortgage loans 44.8%, commercial loans 35.2% and consumer loans (including credit cards) 20.0%.

Non-Performing loan ratio (%)
				Variation (bps)
	Sep-21	Jun-21	Sep-20	QoQ	YoY
Commercial	1.75	1.62	1.26	13	49
SMEs	4.05	4.63	2.18	(58)	187
Others	1.39	1.15	1.11	24	28

Individuals
Consumer	3.51	4.18	2.33	(67)	118
Credit Card	4.18	5.20	2.69	(102)	149
Other consumer	3.00	3.38	2.01	(38)	99
Mortgages	4.85	4.87	4.23	(2)	62
Total	2.85	2.87	2.09	(2)	76

The aforementioned variations in non-performing loans led to an NPL ratio of 2.85% in September 2021, increasing 76 basis points from 2.09% in September 2020, reflecting the artificially low base in 2020 that was related to the customer debt relief program, and decreasing 2 basis points compared to the 2.87% reported in June 2021.

Finally, the coverage ratio for September 2021 stood at 117.56%, decreasing from 167.94% in September 2020 and from the 118.39% in June 2021.

Earnings Release | 3Q.2021
Banco Santander México	18

Commission and fee income, net

Commission and fee income, net
Million pesos				% Variation				% Variation
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	21/20
Commission and fee income
Debit and credit card	2,227	2,291	1,860	(2.8)	19.7	6,753	6,119	10.4
Account management	614	658	659	(6.7)	(6.8)	1,922	1,948	(1.3)
Collection services	531	551	490	(3.6)	8.4	1,674	1,594	5.0
Investment funds	446	429	407	4.0	9.6	1,289	1,197	7.7
Insurance	1,303	1,471	1,316	(11.4)	(1.0)	4,059	3,916	3.7
Purchase-sale of securities and money market transactions	271	239	234	13.4	15.8	748	729	2.6
Checks trading	43	43	47	0.0	(8.5)	128	136	(5.9)
Foreign trade	374	408	339	(8.3)	10.3	1,176	1,126	4.4
Financial advisory services	252	343	125	(26.5)	101.6	1,030	996	3.4
Other	237	229	182	3.5	30.2	716	594	20.5
Total	6,298	6,662	5,659	(5.5)	11.3	19,495	18,355	6.2

Commission and fee expense
Debit and credit card	(1,013)	(959)	(179)	5.6	—	(2,757)	(1,994)	38.3
Investment funds	0	(1)	(1)	(100.0)	(100.0)	(1)	(1)	0.0
Insurance	(4)	(34)	(24)	(88.2)	(83.3)	(75)	(85)	(11.8)
Purchase-sale of securities and money market transactions	(37)	(41)	(30)	(9.8)	23.3	(120)	(125)	(4.0)
Checks trading	(13)	(12)	(10)	8.3	30.0	(36)	(31)	16.1
Financial advisory services	(1)	0	(1)	100.0	0.0	(8)	(11)	(27.3)
Bank Correspondents	(216)	(219)	(220)	(1.4)	(1.8)	(651)	(601)	8.3
Other	(567)	(523)	(504)	8.4	12.5	(1,625)	(1,522)	6.8
Total	(1,851)	(1,789)	(969)	3.5	91.0	(5,273)	(4,370)	20.7

Commission and fee income, net
Debit and credit card	1,214	1,332	1,681	(8.9)	(27.8)	3,996	4,125	(3.1)
Account management	614	658	659	(6.7)	(6.8)	1,922	1,948	(1.3)
Collection services	531	551	490	(3.6)	8.4	1,674	1,594	5.0
Investment funds	446	428	406	4.2	9.9	1,288	1,196	7.7
Insurance	1,299	1,437	1,292	(9.6)	0.5	3,984	3,831	4.0
Purchase-sale of securities and money market transactions	234	198	204	18.2	14.7	628	604	4.0
Checks trading	30	31	37	(3.2)	(18.9)	92	105	(12.4)
Foreign trade	374	408	339	(8.3)	10.3	1,176	1,126	4.4
Financial advisory services	251	343	124	(26.8)	102.4	1,022	985	3.8
Bank Correspondents	(216)	(219)	(220)	(1.4)	(1.8)	(651)	(601)	8.3
Other	(330)	(294)	(322)	12.2	2.5	(909)	(928)	(2.0)

Total	4,447	4,873	4,690	(8.7)	(5.2)	14,222	13,985	1.7

In 3Q21, net commission and fee income totaled Ps.4,447 million, which represent decreases of 5.2% YoY, or Ps.243 million, and 8.7% QoQ, or Ps.426 million. Commission and fee income increased 11.3% YoY, or Ps.639 million, to Ps.6,298 million in 3Q21, while commission and fee expense increased 91.0% YoY, or Ps.882 million, to Ps.1,625 million in 3Q21.

Earnings Release | 3Q.2021
Banco Santander México	19

The main contributors to net commissions and fees were insurance fees, which accounted for 29.2% of the total, followed by credit and debit card fees, account management and collection services fees, which accounted for 27.3%, 13.8% and 11.9% of total commissions and fees, respectively.

Net commissions and fees
Breakdown (%)
	3Q21	2Q21	3Q20	9M21	9M20
Insurance	29.2	29.5	27.5	28.0	27.4
Debit and credit card	27.3	27.3	35.8	28.1	29.5
Account management	13.8	13.5	14.1	13.5	13.9
Collection services	11.9	11.3	10.5	11.8	11.4
Investment funds	10.0	8.8	8.7	9.1	8.6
Foreign trade	8.4	8.4	7.3	8.3	8.1
Financial advisory services	5.6	7.0	2.6	7.2	7.0
Purchase-sale of securities and money market transactions	5.3	4.1	4.3	4.4	4.3
Checks trading	0.7	0.6	0.8	0.6	0.8
Bank correspondents	(4.8)	(4.5)	(4.7)	(4.6)	(4.3)
Other	(7.4)	(6.0)	(6.9)	(6.4)	(6.7)
Total	100.0	100.0	100.0	100.0	100.0

Net commissions and fees went down 5.2% YoY, or Ps.243 million in 3Q21, mostly as a result of the following decrease:

i)	A 27.8%, or Ps.467 million, in debit and credit card fees, due to a higher base during 3Q20 as the Bank recognized an extraordinary income from the renewal of a commercial agreement with one of its credit card partners.

This decrease was partly offset by the following increases:

i)	A 102.4%, or Ps.127 million, in financial advisory services, due to a lower base during 3Q20 affected by stalled market activity in investment banking transactions across the industry;

ii)	A 8.4%, or Ps.41 million, in collection and payments; and

iii)	A 9.9%, or Ps.40 million, in investment funds.

On a cumulative basis, net commissions and fees amounted Ps.14,222 million in 9M21, reflecting a YoY increase of 1.7%, or Ps.237 million. Commission and fee income increased 6.2%, or Ps.1,140 million, while commission and fee expense increased 20.7%, or Ps.903 million.

Earnings Release | 3Q.2021
Banco Santander México	20

Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Million pesos				% Variation				% Variation
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	21/20
Valuation
Foreign exchange	(624)	668	(1,081)	—	(42.3)	(1,174)	1,518	—
Derivatives	289	1,055	(1,259)	(72.6)	123.0	4,343	(3,071)	—
Equity securities	252	(49)	64	—	—	130	85	52.9
Debt instruments	(1,094)	(1,373)	(585)	(20.3)	87.0	(7,362)	6,277	—
Valuation result	(1,177)	301	(2,861)	—	(58.9)	(4,063)	4,809	—

Purchase / sale of securities
Foreign exchange	969	330	1,456	—	(33.4)	3,600	(1,567)	—
Derivatives	1,661	(17)	2,111	—	(21.3)	2,824	1,209	133.6
Equity securities	5	40	(109)	(87.5)	104.6	211	(424)	149.8
Debt instruments	16	163	695	(90.2)	(97.7)	1,117	1,431	(21.9)
Purchase -sale result	2,651	516	4,153	—	(36.2)	7,752	649	—

Total	1,474	817	1,292	80.4	14.1	3,689	5,458	(32.4)

In 3Q21, Banco Santander México reported a Ps.1,474 million net gain from financial assets and liabilities, which compares with a gain of Ps.1,292 million in 3Q20 and a gain of Ps.817 million in 2Q21, as the Bank was able to capitalize on rising interest rates coupled with exchange rate volatility.

The Ps.1,474 million net gain from financial assets and liabilities in the quarter is mostly a result of:

i)	A Ps.2,651 million purchase-sale gain, related to gains of Ps.1,661, Ps.969 million, Ps.16 million and Ps.5 million, in derivatives, foreign exchange, debt instruments and equity securities, respectively; and

ii)	A Ps.1,177 million valuation loss, which resulted from losses of Ps.1,094 million and Ps.624 million in debt instruments and foreign exchange, respectively. These losses were partly offset by gains of Ps.289 million and Ps.252 million, in derivatives and equity securities.

On a cumulative basis, net gain from financial assets and liabilities for 9M21, reached Ps.3,689 million, representing a decrease of 32.4% YoY, or Ps.1,769 million.

Earnings Release | 3Q.2021
Banco Santander México	21

Other operating expense

Other operating expense
Million pesos				% Variation				% Variation
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	21/20

Cancellation of liabilities and reserves	35	(20)	13	—	—	105	214	(50.9)
Interest on personnel loans	51	47	56	8.5	(8.9)	145	196	(26.0)
Allowance for losses on foreclosed assets	(8)	(9)	(13)	(11.1)	(38.5)	(24)	(26)	(7.7)
Profit from sale of foreclosed assets	23	18	28	27.8	(17.9)	144	324	(55.6)
Technical advisory and technology services	23	21	12	9.5	91.7	61	72	(15.3)
Portfolio recovery legal expenses and costs	(166)	(239)	(196)	(30.5)	(15.3)	(757)	(524)	44.5
Premiums paid on guarantees for SMEs loans portfolio	(267)	(274)	(168)	(2.6)	58.9	(862)	(701)	23.0
Write-offs and bankruptcies	(166)	(175)	(201)	(5.1)	(17.4)	(592)	(561)	5.5
Provision for legal and tax contingencies	(71)	(53)	(43)	34.0	65.1	(178)	(211)	(15.6)
Others	32	142	103	(77.5)	(68.9)	238	364	(34.6)

Total	(514)	(542)	(409)	(5.2)	25.7	(1,720)	(853)	101.6

Other operating expenses in 3Q21 totaled Ps.514 million, higher from Ps.409 million in 3Q20 and down from Ps.542 million reported in 2Q21.

The 25.7%, or Ps.105 million, YoY increase, in other operating expenses in 3Q21 was mainly driven by an increase in premiums paid on guarantees for the SMEs loan portfolio of 58.9%, or Ps.99 million.

On a cumulative basis, other operating expenses for 9M21, reached Ps.1,720 million, representing a 101.6%, or Ps.867 million, YoY increase.

Earnings Release | 3Q.2021
Banco Santander México	22

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs, such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and a long-term incentive plan for the Bank’s executives. Other general expenses are mainly related to technology and systems, administrative services - mainly outsourced in the areas of information technology - taxes and duties, professional fees, contributions to IPAB, rental of properties and hardware, advertising and communication, surveillance and cash courier services, and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Million pesos				% Variation				% Variation
	3Q21	2Q21	3Q20	QoQ	YoY	9M21	9M20	21/20
Salaries and employee benefits	4,275	4,056	3,762	5.4	13.6	12,269	11,239	9.2
Credit card operation	44	47	55	(6.4)	(20.0)	143	161	(11.2)
Professional fees	291	218	327	33.5	(11.0)	694	734	(5.4)
Leasehold	648	616	633	5.2	2.4	1,884	1,942	(3.0)
Promotional and advertising expenses	198	165	254	20.0	(22.0)	510	674	(24.3)
Taxes and duties	531	542	464	(2.0)	14.4	1,661	1,657	0.2
Technology services (IT)	1,504	1,221	1,454	23.2	3.4	4,022	3,660	9.9
Depreciation and amortization	1,201	1,161	1,090	3.4	10.2	3,544	3,098	14.4
Contributions to IPAB	950	943	1,000	0.7	(5.0)	2,831	2,883	(1.8)
Cash protection	316	302	411	4.6	(23.1)	907	998	(9.1)
Others	792	684	979	15.8	(19.1)	2,134	2,767	(22.9)

Total	10,750	9,955	10,429	8.0	3.1	30,599	29,813	2.6

Banco Santander México’s administrative and promotional expenses are broken down as follows:

Administrative and promotional expenses
Breakdown (%)
	3Q21	2Q21	3Q20	9M21	9M20
Personnel	39.8	40.7	36.1	40.1	37.7
Technology services (IT)	14.0	12.3	13.9	13.1	12.3
Depreciation and amortization	11.2	11.7	10.5	11.6	10.4
IPAB	8.8	9.5	9.6	9.2	9.7
Others	7.4	6.9	9.4	7.0	9.3
Leasehold	6.0	6.2	6.1	6.1	6.5
Taxes and duties	4.9	5.4	4.5	5.4	5.6
Cash protection	3.0	3.0	3.9	3.0	3.3
Professional fees	2.7	2.2	3.1	2.3	2.5
Promotional and advertising expenses	1.8	1.6	2.4	1.7	2.3
Credit card operation	0.4	0.5	0.5	0.5	0.4
Total	100.0	100.0	100.0	100.0	100.0

Earnings Release | 3Q.2021
Banco Santander México	23

Administrative and promotional expenses in 3Q21 totaled Ps.10,750 million, compared to Ps.10,429 million in 3Q20 and Ps.9,955 million in 2Q21, increasing 3.1% YoY, or Ps.321 million, well below inflation. Sequentially, the increase was 8.0%, or Ps.795 million, mainly to technology investments and hiring of employees that were previously outsourced.

The 3.1% YoY, or Ps.321 million, increase in administrative and promotional expenses was mainly due to the following increases:

i)	13.6%, or Ps.513 million, in salaries and employee benefits, mainly due to the hiring of employees that were previously outsourced and by a general salary increase in line with inflation made in September; and

ii)	10.2%, or Ps.111 million, in depreciations and amortizations, mainly related to the Bank’s investment program, as Banco Santander México remain focused on digitizing more of services and reinforcing cybersecurity assets, among other ongoing technology investments.

These increases were partly offset by the following decreases:

i)	19.1%, or Ps.187 million, in other expenses; and

ii)	23.1%, or Ps.95 million, in cash protection.

The efficiency ratio for the quarter increased 283 basis points YoY and 338 basis points QoQ to 50.97%.

The recurrence ratio for 3Q21 was 41.37%, down from 44.97% in 3Q20 and 48.95% reported in 2Q21.

On a cumulative basis, administrative and promotional expenses in 9M21 amounted Ps.30,599 million, reflecting an increase of 2.6%, or Ps.786 million. The efficiency ratio for 9M21 increased 423 basis points YoY from 44.16% in 9M20 to 48.39% in 9M21.

Profit before taxes

Profit before taxes in 3Q21 was Ps.5,999 million, reflecting decreases of 10.4%, or Ps.698 million, YoY, and an increase of 0.9%, or Ps.54 million, QoQ.

On a cumulative basis, profit before taxes for 9M21 amounted Ps.16,273 million, reflecting a YoY decrease of 17.3%, or Ps.3,408 million.

Earnings Release | 3Q.2021
Banco Santander México	24

Income taxes

In 3Q21, Banco Santander México reported a tax expense of Ps.1,156 million compared to Ps.1,667 million in 3Q20 and Ps.1,232 million in 2Q21. The effective tax rate for the quarter was 19.27%, compared to 24.89% reported in 3Q20 and 20.72% in 2Q21, these decreases were due to a higher inflation.

On a cumulative basis, the effective tax rate for 9M21 stood at 21.13%, 431 basis points lower than the 25.44% for 9M20.

Capitalization and liquidity

Capitalization
Million pesos	Sep-21	Jun-21	Sep-20
CET1	117,307	113,511	100,880
Tier 1	141,980	123,462	111,944
Tier 2	27,383	27,128	29,324
Total capital	169,364	150,591	141,268

Risk-weighted assets
Credit risk	519,194	536,820	537,037
Credit, market and operational risk	789,237	796,432	823,055

Credit risk ratios:
CET1 (%)	22.59	21.15	18.78
Tier 1 (%)	27.35	23.00	20.84
Tier 2 (%)	5.27	5.05	5.46
Capitalization ratio (%)	32.62	28.05	26.31

Total capital ratios:
CET1 (%)	14.86	14.25	12.26
Tier 1 (%)	17.99	15.50	13.60
Tier 2 (%)	3.47	3.41	3.56
Capitalization ratio (%)	21.46	18.91	17.16

Banco Santander México’s capital ratio at September 2021 was 21.46%, compared to 17.16% and 18.91% at September 2020 and June 2021, respectively. The 21.46% capital ratio was comprised of 14.86% of fundamental capital (CET1), 3.13% of additional capital (AT1), and 3.47% of complementary capital (Tier 2).

As of August 2021, Banco Santander México was classified in Category 1, in accordance with Article 134 Bis of the Mexican Banking Law, and the Bank remains in this category per the preliminary results dated September 30th, 2021, which is the most recent available analysis.

On September 2021, the Bank issued U.S.$700 million aggregate principal amount of 4.625% perpetual subordinated non-preferred contingent convertible additional Tier 1 capital notes. These notes comply with the characteristics and the regulatory requirements set forth by the Basel III criteria and are considered part of the non-core portion of the Bank Tier-1 Capital.

Liquidity coverage ratio (LCR)

Pursuant to the regulatory requirements of Banxico and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 3Q21 was 329.68%, which compares to 275.11% in 3Q20 and 315.99% in 2Q21. (Please refer to note 24 of this report).

Leverage ratio

In accordance with CNBV regulatory requirements, effective June 14, 2016, the leverage ratio was 8.89% for September 2021, 7.95% for June 2021, 7.61% for March 2021, 7.39% for December 2020 and 6.82% for September 2020.

This ratio is defined by regulators and is calculated by dividing core capital (according to Article 2 Bis 6 (CUB)) by adjusted assets (according to Article 1, II (CUB)).

V. Relevant Events, Transactions and Activities

Relevant Events

General Ordinary Shareholders’ Meetings

On October 25, 2021 Banco Santander México held its General Ordinary Shareholders’ Meeting, at which, among others, the following resolutions were adopted:

▪ The payment of a cash dividend in the amount of Ps.1,867 million which will be paid on November 5, 2021. The payment will be made at a rate of Ps.0.2751349264 per share, in proportion to the number of shares each shareholder holds on the record date.

Issuance of US$700 million of perpetual, subordinated, non-preferred, contingent convertible additional Tier 1 capital notes (AT-1)

On September 15, 2021 Banco Santander México issued perpetual, subordinated, non-preferred, contingent convertible additional Tier 1 capital notes at an initial 4.625% fixed rate for a total amount of US$700 million.

Earnings Release | 3Q.2021
Banco Santander México	25

These Notes comply with the characteristics and the regulatory requirements set forth by the Basel III criteria and are considered part of the non-core portion of its Tier-1 capital (capital básico no fundamental) under the Mexican regulatory framework. Banco Santander, S.A. (Parent Company) acquired 100% of the Notes. The Notes were priced on September 9, 2021.

Organizational changes

On September 13, 2021, Banco Santander México appointed Juan Ignacio Echeverría Fernández, who until then was Executive Director of Human Resources, as Deputy General Director of Human Resources reporting to Mr. Héctor Grisi Checa.

Relevant Transactions

The strategy of leverage the synergy between the Bank’s different business lines is reflected in the following operations that were closed this quarter with the collaboration between the Corporate and Investment Banking (SCIB) and the Banking of Companies and Institutions.

▪	Financing

Banco Santander México participated in the following syndicated loans:

-	Bimbo, for a total amount of US$1,750 million with a five-year term, the Bank participated with US$212.5 million;

-	Zucarmex, for a total amount of US$175 million in three tranches, two of them are five-year term and the third is seven-year term, the Bank participated with US$51.2 million;

-	Lamosa, for a total amount of US$200 million with a five-year term, the Bank participated with US$25 million;

-	Grupo Gigante, for a total amount of Ps.4,850 million with a five-year term, the Bank participated with Ps.1,050 million; and

-	Cinépolis, for a total amount of Ps.3,884 million with a three-year term, the Bank participated with Ps.636 million.

▪	Confirming to Yza Farmacias

Banco Santander México signed a confirming agreement with Farmacon, S.A. de C.V. (Yza Farmacias), the Health Division of Femsa Comercio for an amount of up to Ps.300 million with a twelve-month term to finance the payment to its suppliers.

In line with the Bank’s strategic objective of offering the best in class service to its customers as well as access to new payments solutions, the GetNet global payment platform has contributed to accomplish the following important agreements:

▪	Femsa

Banco Santander Mexico, signed a merchant acquiring business program with Coca Cola Femsa, S.A. de C.V. to migrate to physical and digital card payments in its 1,200 routes of the Home channel and later 3,500 routes of the Traditional channel, providing access to information in real time, to consolidate and fully automate the management of payments, in a highly secure environment.

VI. Awards and Recognitions

Recognition as an Outstanding Leader in Sustainable Finance in Latin America, by Global Finance Magazine

On August 17, 2021, Banco Santander México was recognized as an Outstanding Leader in Sustainable Finance in Latin America, according to the first edition of the Sustainable Finance Awards.

Global Finance is a prestigious New York-based magazine, founded in 1987, focused on helping corporate leaders, bankers and investors in their efforts to lead the way in finance and the business world.

Earnings Release | 3Q.2021
Banco Santander México	26

Best Investment Bank by Euromoney magazine

On July 14, 2021 Santander Investment Banking Mexico was recognized for the first time as "Best Investment Bank" in the country by the prestigious Euromoney magazine as a result of its leadership, resilience and ability to provide comprehensive solutions in a changing and challenging environment.

Euromoney magazine, founded in 1969, is recognized worldwide as a leader in international banking and financial news and its Awards of Excellence date back to 1992.

Note: Please refer to Strategic Initiatives and Responsible Banking Sections of this Report to consult further awards and recognitions for Banco Santander México.

VII. Credit Ratings

On August 26, 2021, Moody's affirmed all of Banco Santander Mexico's ratings. The outlook was changed to Stable from Negative.

On July 1st, 2021, Fitch Ratings affirmed all Banco Santander México credit ratings. The Outlook is Stable. On the same date, Fitch Ratings affirmed Santander Consumo and Santander Inclusión Financiera ratings (see table below).

Banco Santander México	Fitch Ratings	Moody’s
Global scale
Foreign currency
Long term	BBB+	Baa1
Short term	F2	P-2
Local currency
Long term	BBB+	Baa1
Short Term	F2	P-2
National scale
Long term	AAA(mex)	Aaa.mx
Short Term	F1+(mex)	Mx-1
Rating viability (VR)	bbb-	N/A
Support	2	N/A
Counterparty risk Assessments (CR)
Long Term	N/A	A3 (cr)
Short Term	N/A	P-2 (cr)
Standalone BCA	N/A	baa2
Standalone Adjusted BCA	N/A	baa1
Outlook	Stable	Stable
International Issuances
Tier 2 Subordinated Capital Notes due 2028	BBB-	Baa3 (hyb)
Long Term Senior Unsecured Global Notes due 2025	BBB+	Baa1
Long Term Senior Unsecured Global Notes due 2022	BBB+	Baa1
Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (AT1)
Global Scale
Foreign currency
Long term	BB	Ba1 (hyb)
Local currency
Long term	N/A	Ba1(hyb)
National scale
Long term	N/A	A1.mx (hyb)

Earnings Release | 3Q.2021
Banco Santander México	27

Santander Consumo	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Santander Inclusión Financiera	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Notes:

▪	BCA = Baseline Credit Assessment

▪	SR = Support Rating

▪	VR = Viability Rating

▪	SCP = Standalone Credit Profile

▪	CR= Counterparty Risk Assessments

N/A = Not applicable

VIII.3Q21 Earnings Call Dial-In Information

Date:	Friday, October, 29th, 2021
Time:	09:00 a.m. (MCT); 10:00 a.m. (US ET)
Dial-in Numbers:	1-877-407-4018 US & Canada 1-201-689-8471 International & Mexico
Access Code:	Please ask for Santander México Earnings Call
Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1504898&tp_key=77ba22d97c
Replay:	Starting: Friday, October 29th, 2021 at 1:00 p.m. (US ET)
Ending: Friday, November 5th, 2021 at 11:59 p.m. (US ET)
ET Dial-in number: 1-844-512-2921 US & Canada; 1-412-317-6671 International & Mexico Access Code: 13724245

IX. Analyst Coverage

Bank of America Merrill Lynch, Barclays, BBVA, BTG Pactual, Citi, Credit Suisse, Goldman Sachs, GBM, HSBC, Invex, Itaú, JP Morgan, Morgan Stanley, Nau Securities, Signum Research, Scotiabank, UBS and Intercam.

https://www.santander.com.mx/ir/cobertura/

Santander México is covered by the above investment banks and research firms. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by the research analysts of these firms reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

Earnings Release | 3Q.2021
Banco Santander México	28

X. Definition of Ratios

ROAE: Annualized net income divided by average equity

Efficiency: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

Recurrency: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

Cost of risk: Annualized provisions for loan losses divided by average loan portfolio

Note:

Annualized figures consider

•	Quarterly ratio = 3Q21*4

•	Average figures are calculated using 3Q20 and 3Q21

Earnings Release | 3Q.2021
Banco Santander México	29

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30th, 2021, Banco Santander México had total assets of Ps.1,669 billion under Mexican Banking GAAP and more than 19.4 million customers. Headquartered in Mexico City, the Company operates 1,350 branches and offices nationwide and has a total of 24,901 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information of Banco Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with accounting principles and regulations prescribed by the CNBV applicable to Credit Institution which are subject to the supervision of the CNBV on accounting procedures, published in the Federal Official Gazette on January 31st, 2011. The exchange rate used to convert foreign currency transactions US$ to Mexican pesos is Ps.20.5623

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

Earnings Release | 3Q.2021
Banco Santander México	30

LEGAL DISCLAIMER

Banco Santander México cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; financing plans; competition; impact of regulation and the interpretation thereof; action to modify or revoke our banking license; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; investment in our information technology platform; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward-looking statements. These factors include, among other things: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes and tax laws; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowance for impairment losses and other losses; increased default by borrowers; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations or their interpretation; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this presentation because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance.

Note: The information contained in this presentation is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of Mexican pesos, unless otherwise indicated. Historical figures are not adjusted by inflation.

Earnings Release | 3Q.2021
Banco Santander México	31

XI. Consolidated Financial Statements

Banco Santander México

▪	Consolidated balance sheet

▪	Consolidated statement income

▪	Consolidated statement of changes in stockholders’ equity

▪	Consolidated statement of cash flows

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 3Q.2021
Banco Santander México	32

Consolidated balance sheet
Million pesos
		2021		2020
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	96,797	113,843	97,483	94,802	83,502	85,658	113,427

Margin accounts	3,938	5,209	4,017	4,122	3,876	4,638	4,929

Investment in securities	511,341	458,685	558,857	575,415	552,369	540,938	368,394
Trading securities	134,310	122,957	204,194	208,089	173,679	175,739	116,232
Securities available for sale	365,633	324,353	343,332	356,039	367,422	353,978	241,000
Securities held to maturity	11,398	11,375	11,331	11,287	11,268	11,221	11,162

Debtors under sale and repurchase agreements	16,493	39,505	47,713	62,294	21,813	36,848	66,147

Derivatives	198,255	200,890	228,247	304,687	324,984	385,504	346,921
Trading purposes	188,043	193,024	218,097	296,381	315,071	376,412	334,082
Hedging purposes	10,212	7,866	10,150	8,306	9,913	9,092	12,839

Valuation adjustment for hedged financial assets	89	123	167	281	371	421	264

Performing loan portfolio
Commercial loans	404,239	405,407	416,942	407,941	451,752	472,748	498,956
Commercial or business activity	318,591	313,657	318,773	324,825	360,463	384,891	405,260
Financial entities loans	7,900	9,943	10,549	10,082	11,020	13,083	17,103
Government entities loans	77,748	81,807	87,620	73,034	80,269	74,774	76,593
Consumer loans	111,992	110,756	107,758	108,173	110,421	108,292	111,592
Mortgage loans	179,152	173,759	168,529	165,015	157,765	151,335	148,494
Medium and residential	169,109	163,425	157,642	153,753	145,627	138,919	135,594
Social interest	5	5	6	6	8	24	29
Credits acquired from Infonavit or Fovissste	10,038	10,329	10,881	11,256	12,130	12,392	12,871
Total performing loan portfolio	695,383	689,922	693,229	681,129	719,938	732,375	759,042

Non-performing loan portfolio
Commercial loans	7,180	6,673	6,503	6,245	5,783	6,700	5,728
Commercial or business activity	7,180	6,673	6,503	6,245	5,781	6,698	5,728
Financial entities loans	0	0	0	0	2	2	0
Consumer loans	4,074	4,835	5,536	7,539	2,637	4,700	4,319
Mortgage loans	9,122	8,893	8,721	7,856	6,972	7,444	6,720
Medium and residential	7,383	7,119	6,805	6,079	5,516	5,864	5,095
Social interest	7	8	9	10	18	5	3
Credits acquired from Infonavit or Fovissste	1,732	1,766	1,907	1,767	1,438	1,575	1,622
Total non-performing portfolio	20,376	20,401	20,760	21,640	15,392	18,844	16,767
Total loan portfolio	715,759	710,323	713,989	702,769	735,330	751,219	775,809

Allowance for loan losses	(23,955)	(24,152)	(24,937)	(25,291)	(25,850)	(26,157)	(22,664)
Loan portfolio (net)	691,804	686,171	689,052	677,478	709,480	725,062	753,145

Accrued income receivable from securitization transactions	0	0	151	160	158	155	154
Other receivables (net)	105,849	84,993	78,686	93,628	119,989	107,968	106,093
Foreclosed assets (net)	118	106	92	135	119	136	155
Property, furniture and fixtures (net)	11,633	11,868	12,045	12,376	10,746	10,185	10,343
Long-term investment in shares	2,225	2,182	1,168	1,091	1,012	913	359
Deferred taxes and deferred profit sharing (net)	19,423	19,432	19,675	19,225	20,766	21,560	21,849
Deferred charges, advance payments and intangibles	11,128	11,333	10,903	10,477	9,459	9,324	9,991
Other	45	44	42	42	40	40	39

Total assets	1,669,138	1,634,384	1,748,298	1,856,213	1,858,684	1,929,350	1,802,210

Earnings Release | 3Q.2021
Banco Santander México	33

Consolidated balance sheet
Million pesos
	2021			2020
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities
Deposits	843,310	840,840	848,345	845,107	862,618	880,490	861,518
Demand deposits	561,391	548,636	536,791	515,449	507,949	506,332	529,554
Time deposits – general public	181,822	178,069	183,904	195,736	199,815	223,703	216,206
Time deposits – money market	21,142	38,058	45,094	51,467	63,483	58,072	63,040
Credit instruments issued	76,974	74,177	80,718	80,663	89,634	90,750	51,178
Global Account uptake without movements	1,981	1,900	1,838	1,792	1,737	1,633	1,540

Bank and other loans	33,841	43,321	42,825	47,876	45,252	73,378	40,595
Demand loans	8,276	14,187	10,960	5,425	2,349	30,459	275
Short-term loans	14,252	14,895	17,793	18,338	18,904	18,972	16,973
Long-term loans	11,313	14,239	14,072	24,113	23,999	23,947	23,347

Creditors under sale and repurchase agreements	189,565	175,437	295,632	335,429	282,666	267,962	234,582
Collateral sold or pledged as guarantee	20,841	29,755	20,952	15,610	14,260	15,411	10,209
Repurchase	516	526	414	347	748	999	2,392
Securities loans	20,325	29,229	20,538	15,263	13,512	14,412	7,817

Derivatives	196,960	197,271	223,898	305,465	332,882	399,025	361,310
Trading purposes	187,632	187,373	211,768	286,511	308,571	371,702	336,580
Hedging purposes	9,328	9,898	12,130	18,954	24,311	27,323	24,730

Valuation adjustment of financial liabilities hedging	0	(1)	0	0	2	4	3

Other payables	167,486	150,840	119,429	111,181	129,664	104,481	110,432
Employee profit sharing payable	157	211	437	359	279	226	424
Creditors from settlement of transactions	94,539	81,831	49,320	39,945	57,490	38,272	44,548
Payable for margin accounts	24	69	180	5	27	109	627
Payable for cash collateral received	21,505	21,836	18,883	23,053	24,917	26,471	23,230
Sundry creditors and other payables	51,261	46,893	50,609	47,819	46,951	39,403	41,603

Subordinated credit notes	51,379	36,186	36,757	36,182	39,814	41,957	42,218

Deferred revenues and other advances	736	794	806	492	51	106	302

Total liabilities	1,504,118	1,474,443	1,588,644	1,697,342	1,707,209	1,782,814	1,661,169

Paid-in capital	35,097	35,034	34,976	34,933	35,030	34,977	34,917
Capital stock	29,799	29,799	29,799	29,799	29,799	29,799	29,799
Share premium	5,298	5,235	5,177	5,134	5,231	5,178	5,118

Other capital	129,923	124,907	124,678	123,938	116,445	111,559	106,124
Capital reserves	26,940	26,940	25,446	25,446	25,446	25,446	23,845
Retained earnings	92,932	93,089	96,673	76,672	76,837	77,013	78,802
Result from valuation of available for sale securities, net	(1,755)	(1,586)	563	3,632	1,276	1,516	(467)
Result from valuation of cash flow hedge instruments, net	526	19	159	(491)	(820)	(1,104)	(527)
Cumulative effect of conversion	9	9	9	9	9	9	9
Adjustment employees pension fund	(1,610)	(1,606)	(1,488)	(1,523)	(1,009)	(1,001)	(995)
Net income	12,835	7,992	3,279	20,154	14,674	9,644	5,414
Non-controlling interest	46	50	37	39	32	36	43
Total stockholders’ equity	165,020	159,941	159,654	158,871	151,475	146,536	141,041

Total liabilities and stockholders´ equity	1,669,138	1,634,384	1,748,298	1,856,213	1,858,684	1,929,350	1,802,210

Earnings Release | 3Q.2021
Banco Santander México	34

Consolidated balance sheet
Million pesos
	2021			2020
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

Contingent assets and liabilities	110	85	70	63	43	60	60
Credit commitments	258,633	245,992	243,137	249,138	233,900	241,991	239,348
Assets in trust or under mandate	190,351	192,877	192,050	204,219	202,538	203,887	182,285
Trusts	189,540	192,010	191,155	203,223	201,809	203,288	181,595
Mandates	811	867	895	996	729	599	690
Assets in custody or under administration	1,781,799	1,752,851	1,726,985	1,730,422	1,719,914	1,736,409	1,683,347
Collateral received	108,177	144,093	77,390	92,349	88,352	90,306	112,071
Collateral received and sold or pledged as guarantee	67,005	70,738	4,101	9,508	47,932	33,734	35,501
Investment banking transactions for third parties (net)	104,601	163,891	135,183	99,277	152,800	100,690	172,343
Uncollected interest earned on past due loan portfolio	977	957	944	866	776	890	879
Other record accounts	1,815,495	1,780,655	1,772,146	1,753,408	1,765,791	1,789,945	1,891,589
	4,327,148	4,352,139	4,152,006	4,139,250	4,212,046	4,197,912	4,317,423

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 3Q.2021
Banco Santander México	35

Consolidated statement of income
Million pesos
	2021				2020
	9M	3Q	2Q	1Q	9M	4Q	3Q	2Q	1Q
Interest income	75,146	24,949	25,098	25,099	87,733	26,541	27,503	29,383	30,847
Interest expense	(28,107)	(9,265)	(9,328)	(9,514)	(38,817)	(10,269)	(11,414)	(13,452)	(13,951)
Net interest income	47,039	15,684	15,770	15,585	48,916	16,272	16,089	15,931	16,896

Provisions for loan losses	(16,528)	(4,385)	(5,068)	(7,075)	(18,111)	(3,152)	(4,596)	(8,350)	(5,165)
Net interest income after provisions for loan losses	30,511	11,299	10,702	8,510	30,805	13,120	11,493	7,581	11,731

Commission and fee income	19,495	6,298	6,662	6,535	18,355	6,201	5,659	6,188	6,508
Commission and fee expense	(5,273)	(1,851)	(1,789)	(1,633)	(4,370)	(1,492)	(969)	(1,590)	(1,811)
Net gain (loss) on financial assets and liabilities	3,689	1,474	817	1,398	5,458	723	1,292	3,283	883
Other operating income	(1,720)	(514)	(542)	(664)	(853)	(379)	(409)	(232)	(212)
Administrative and promotional expenses	(30,599)	(10,750)	(9,955)	(9,894)	(29,813)	(11,102)	(10,429)	(9,599)	(9,785)
Operating income	16,103	5,956	5,895	4,252	19,582	7,071	6,637	5,631	7,314

Equity in results of associated companies	170	43	50	77	99	79	60	35	4

Operating income before income taxes	16,273	5,999	5,945	4,329	19,681	7,150	6,697	5,666	7,318

Current income taxes	(2,728)	(1,204)	(373)	(1,151)	(6,431)	(1,065)	(1,364)	(2,023)	(3,044)
Deferred income taxes (net)	(710)	48	(859)	101	1,424	(605)	(303)	587	1,140
Net income	12,835	4,843	4,713	3,279	14,674	5,480	5,030	4,230	5,414

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 3Q.2021
Banco Santander México	36

Consolidated statement of changes in stockholders’ equity
From January 1st to September 30th, 2021
Million pesos
	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Cumulative effect from conversion	Measurements defined benefit employees	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31st, 2020	29,799	5,134	25,446	76,672	3,632	(491)	9	(1,523)	20,154	39	158,871
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income			1,494	18,660					(20,154)		0
Dividends declared				(3,054)							(3,054)
TOTAL	0	0	1,494	15,606	0	0	0	0	(20,154)	0	(3,054)
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					(5,387)						(5,387)
Result from valuation of cash flow hedge instruments, net						1,017					1,017
Recognition of share-based payments		164									164
Interest on Subordinated debentures Perpetual Non-Preferred Contingent Convertible				(466)							(466)
Employee defined benefit measures								(87)			(87)
Result from sale of the acquiring business				1,120							1,120
Net income									12,835		12,835
Non-controlling interest										7	7

TOTAL	0	164	0	654	(5,387)	1,017	0	(87)	12,835	7	9,203

BALANCE AS OF SEPTEMBER 30th, 2021	29,799	5,298	26,940	92,932	(1,755)	526	9	(1,610)	12,835	46	165,020

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 3Q.2021
Banco Santander México	37

Consolidated statement of cash flows
From January 1st to September 30th, 2021
Million pesos

OPERATING ACTIVITIES
Net income		12,835
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	692
Equity in income of associated companies	(170)
Depreciation of property, furniture and fixtures	1,588
Amortizations of intangible assets	1,956
Recognition of share-based payments	164
Current and deferred income taxes	3,438
Deferred employee profit sharing	14
Provisions	283
Amortizations of debt issuance expenses	13	7,978
		20,813
OPERATING ACTIVITIES
Margin accounts		184
Investment in securities		57,447
Debtors under sale and repurchase agreements		45,800
Derivatives-asset		107,824
Loan portfolio-net		(14,308)
Accrued income receivable from securitization transactions		160
Foreclosed assets		17
Other operating assets		(12,998)
Deposits		(2,152)
Bank and other loans		(14,035)
Creditors under sale and repurchase agreements		(145,863)
Collateral sold or pledged as guarantee		5,232
Derivatives-liability		(108,837)
Subordinated obligations with liability characteristics		14,394
Other operating liabilities		56,131
Payments of income taxes		(2,916)
Net cash provided by (used in) operating activities		(13,920)

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		2
Payments for acquisition of property, furniture and fixtures		(845)
Charge for return of indemnity from associated entity		54
Payments for acquisition of intangible assets		(1,455)

Net cash provided by (used in) investing activities		(2,244)

FINANCING ACTIVITIES
Cash payment of dividends		(3,054)
Payments associated with subordinated capital notes		(466)

Net cash used in financing activities		(3,520)

Net increase in cash and cash equivalents		1,129

Adjustment to cash flows for changes in exchange rate		866

Funds available at the beginning of the year		94,802

Funds available at the end of the year		96,797

Earnings Release | 3Q.2021
Banco Santander México	38

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by:

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 3Q.2021
Banco Santander México	39

XII.Notes to Consolidated Financial Statements

▪	Special accounting criteria

▪	Significant accounting policies

▪	Earnings per share

▪	Consolidated balance sheet and consolidated income statement by segment

▪	Annex 1. Loan portfolio rating

▪	Annex 2. Financial ratios according to CNBV

▪	Notes to consolidated financial statements

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 3Q.2021
Banco Santander México	40

Special accounting criteria

Special Accounting Criteria issued for the health contingency caused by the virus SARS CoV-2

The Association of Banks of Mexico (ABM) determined to support the clients of the country's Credit Institutions by issuing various programs due to the pandemic caused by the virus SARS-CoV-2 (COVID-19). However, in order to implement these programs (support programs), it was necessary to request the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV” by its Spanish acronym) to issue various regulatory facilities in the area of accounting registration, loan portfolio classification, regulatory capital, as well as for the report to the Credit Information Societies (SIC by its Spanish acronym)

As a result, on March 26, 2020, the CNBV in cooperation with the Ministry of Finance and Public Credit (SHCP by its Spanish acronym) issued various special temporary accounting measures (Special Accounting Criteria) regarding loans granted to clients in order to guarantee the stability of the Financial System in Mexico in the face of the COVID-19 pandemic. Subsequently, on April 15, 2020, the CNBV issued a series of details and modifications that complement the Special Accounting Criteria.

Banco Santander México implemented various support programs for its clients, which include the partial or total deferment of principal and/or interest payments for 4 months, without interest charges, with respect to the entire amount demanded from borrowers, including accessories. Banco Santander México applied, in accordance with the established requirements, the Special Accounting Criteria on loans granted to clients who decided to join the support programs.

The Special Accounting Criteria apply to mortgage loans with guarantee, revolving and non-revolving loans directed at individuals, such as: automotive loan, personal loans, payroll loan, credit card and microcredit; as well as for commercial loans directed to legal entities or individuals with business activity in its different modalities, including agricultural loans, as long as the loan was classified as a current loan portfolio as of February 28, 2020. In the case of individual or group microcredits, the Special Accounting Criteria were applied to operations classified as a current loan portfolio as of March 31, 2020.

The Special Accounting Criteria are applicable as long as the benefits were implemented by Banco Santander México no later than 120 days after the aforementioned dates, as follows:

•	Those loans with one-time payment of principal at maturity and periodic payments of interest, as well as loans with one-time payment of principal and interest at maturity, that are renewed or restructured will not be considered as past due loans. To this end, it is required that the new expiration term, which in its case be granted to the borrower, be no more than six months from the date on which it has expired.

•	Loans with periodic payments of principal and interest, which are subject to restructuring or renewal, may be considered as a current loan portfolio at the time said act is carried out, without the requirements established in Accounting Criterion B-6 being applicable to them "Loan portfolio” issued by the CNBV applicable to the case of merit. The foregoing, subject, among other things, to the fact that the new expiration period, which in its case is granted to the borrower, is not more than six months from the date on which it has expired.

•	The loans that from the beginning are stipulated to be revolving, which are restructured or renewed within 120 calendar days following February 28, 2020, will not be considered as past due loans in terms of the aforementioned Accounting Criterion B -6 "Loan portfolio". The aforementioned benefit may not exceed six months from the date on which they have expired.

•	In the agricultural loans and rural sectors, the new maturity term that, where appropriate, is granted to the borrowers due to the application of the Special Accounting Criteria may not be longer than 18 months, according to agricultural production and marketing cycles.

The aforementioned loans are not considered as restructured nor are they reported as past due loans to the SIC.

In the event that the restructuring or renewals included deductions, waivers, bonuses, or discounts on the loan balance that resulted in lower payments for customers, as a mechanism to strengthen their liquidity, the

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constitution of the allowance for loan losses was deferred, related to the granting of deductions, waivers, bonuses and discounts to customers.

When documenting the new loan conditions, if applicable, there must have been evidence of the agreement between the parties, which could be accredited by email.

Regarding to the modifications to the mortgage loans with guarantee, which could not be updated before a notary public, they will continue to be considered as real guarantees, for the purposes of calculating the provision for loan losses, provided they have been documented by simple contract and, when possible, ratified the signatures before a notary public, obtaining from the borrower most of the documents necessary for the modification of the mortgage, as well as the payment of taxes and duties that may be applicable. The foregoing, with the understanding that extensions of amounts will not be considered.

Those modifications to the original conditions of the loan, in which the risk profiles of the borrower were adjusted, and do not implied a total or partial deferral of principal and / or interests and that did not imply restructuring that show compliance with payment for the total amount due of principal and interests, did not be considered as restructuring, as long as:

•	These were loans registered as current portfolio as of February 28, 2020.

•	The contractual procedures for renewal or restructuring ended no later than 120 calendar days after the date indicated above (June 2020).

•	It was established in said modifications that they will only be applicable for a period that cannot exceed 6 months, with credit institutions being required to maintain the risk profiles originally established for each loan, in accordance with their policies and procedures.

In applying the Special Accounting Criteria, credit institutions were adhered to the following conditions:

-	Not to make contractual modifications that explicitly or implicitly consider the capitalization of interests, nor the collection of any type of commission derived from the restructuring.

-	In the case of revolving loans addressed to natural persons, credit lines previously authorized or agreed to as of February 28, 2020 did not been restricted or decreased by more than fifty percent of the unused portion of said lines, or canceled.

-	In the case of loans to legal entities, credit lines previously authorized or agreed to as of February 28, 2020 did not been restricted or reduced, including the unused part of said lines, or canceled.

-	Do not request additional guarantees or their substitution in the case of restructuring.

For the purpose of applying the regulatory facilities described above, credit institutions must deliver to the CNBV, the general conditions of the support programs granted to clients, as well as a detailed report on the loans, where the conditions are disaggregated original loan and benefits granted with the Special Accounting Criteria, within ten business days following the end of each month, beginning in March 2020 with the documentation process of the benefits granted.

Finally, on June 29, 2020, the CNBV issued a document where it decided to extend until July 31, 2020 the period of the Special Accounting Criteria, as well as to incorporate into the aforementioned facilities those credit operations in force as of March 31, 2020.

Banco Santander México implemented, from April 1, 2020, various support programs in accordance with the Special Accounting Criteria in order to assist clients that have had a negative effect on their economy derived from the pandemic by COVID-19, as follows:

Credit card

The support consisted of not demanding the minimum payment for 4 months including principal and interest, this was reflected in the client's account statement, since the minimum payment was zero during this period. Once the support is requested, took effect 24 business hours after the request; applying for and obtaining support did not affect the customer's credit history.

Interest was generated at normal rate and these did not be part of the revolving balance, that is, there was no capitalization of interest. The customer was able to make payments at any time to the credit card.

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It is necessary that the credit card has been in a current situation as of February 28, 2020 and that it has not been issued (formalized) after February 29, 2020. The credit card was disabled 48 hours after the client requested the support, was only enabled for recurring charges (domiciled) that are already registered. Once the support period has ended, the client was able to re-use the credit card.

Personal loan and payroll loan

The loan payments were suspended for a period of 4 months and the original term of the loan was extended for an additional 4 months, maintaining the composition of the payment according to the contracted plan. It was necessary that the loan has been in a current loan portfolio as of February 28, 2020 and that it has been disposed of before that date. The customer was able to make payments during the suspension period.

Automotive loan

The program consisted of not requiring the required payment of the loan for 4 months, extending the original term of the loan while maintaining the contracted payments. It is necessary that the loan has been valid and contracted as of February 28, 2020, and it must not have been classified as a past due portfolio in the last 3 months.

This benefit was reflected to the client from the next payment, once it was confirmed that the client was eligible for support. The customer was able to make advance payments at any time.

Mortgage loan

The support consisted of suspending the payment of the loan for 4 months. This benefit was reflected to the client from the next payment once it was confirmed that the client was eligible for support. There was no impact on the customer's credit history, nor were collection activities carried out.

SME loan - Simple

The loan payment was postponed for up to 4 months, both interest and principal, which means that it was not necessary to make the monthly payment during this period. There was no affectation for the client in the credit bureau (SIC’s), which allowed him to use this liquidity to solve his immediate needs.

The loan line was extended in the same monthly payments for which payment was postponed.

SME loan - Agile

The support consisted of defer the payment of loans for up to 4 months, both interest and principal, without capitalization of interest. This allowed the client to use this liquidity to solve immediate needs, since the minimum payment was not required. The loan conditions were maintained, the only thing that changed was the term that increased up to 4 months, without any affectation in the credit bureau (SIC’s).

As of September 30, 2021, Banco Santander México has 383,965 loans were registered in its different support programs for an amount of Ps. 106,291 million. These loans are segregated as follows:

	Numbers	Million
	of loans	pesos
Commercial loans
Commercial or business activity	15,959	Ps.34,082

Consumer loans	314,942	15,972
Mortgage loans
Medium and residential	53,055	56,236
Social interest	9	1
Credits acquired from INFONAVIT or FOVISSSTE	0	0

Total	383,965	Ps.106,291

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Banco Santander México considers the Accounting Criteria B-6 "Loan Portfolio" issued by the CNBV regarding to the definition and accounting treatment of the current loan portfolio, past due loan portfolio, restructuring and renewals.

In the same line, Banco Santander México determined the amounts that would have resulted if the Special Accounting Criteria had not been applied as follows:

•	Established the classification of the loans that would have remained in force, as well as those loans that would have been transferred to the past due portfolio if the Special Accounting Criteria had not been applied when making the change in conditions.

•	For those loans that had been transferred to the past due portfolio, it determined the amount of accrued interest whose accumulation had been suspended, and

•	Using the current and past due portfolio classification mentioned in the first point and reducing the amount of the interest whose accumulation had been suspended as indicated in the previous point, the probability of default was recalculated taking into account the past due loan classification as part of the calculation process of the preventive estimate for credit risks.

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If the Special Accounting Criteria had not been applied, Banco Santander México would have presented the following amounts in the Consolidated Balance Sheet and in the Consolidated Statement of Income as of September 30, 2021:

Consolidated balance sheet
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6

Performing loan portfolio:
Commercial loans
Commercial or business activity	404,238	403,349

Consumer loans	111,992	111,869

Mortgage loans
Medium and residential	169,109	166,715
Social interest	5	5
Credits acquired from Infonavit or Fovissste	10,038	10,038

Total performing loan portfolio	695,382	691,976

Non-performing loan portfolio:
Commercial loans
Commercial or business activity	7,181	7,972

Consumer loans	4,074	4,152

Mortgage loans
Medium and residential	7,383	9,468
Social interest	7	7
Credits acquired from Infonavit or Fovissste	1,732	1,732

Total non-performing portfolio	20,377	23,331

Total loan portfolio	715,759	715,307

(-) Less:
Allowance for loan losses
Commercial loans
Commercial or business activity	(9,109)	(8,987)

Consumer loans	(10,477)	(10,487)
Mortgage loans
Medium and residential	(4,097)	(4,317)
Social interest	(0)	(0)
Credits acquired from Infonavit or Fovissste	(273)	(288)

Total allowance for loan losses	(23,956)	(24,079)

Loan portfolio (net)	691,803	691,228

Consolidated statement of income
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6
Interest income	75,146	74,695
Of which:
Interest on loan portfolio:
Commercial loans
Commercial or business activity	21,701	21,652

Consumer loans	19,937	19,896
Mortgage loans
Medium and residential	11,623	11,223
Social interest	2	2
Credits acquired from Infonavit or Fovissste	997	997

Total interest income	54,260	53,770

Allowance for loan losses
Commercial loans
Commercial or business activity	(11,297)	(11,175)

Consumer loans	(5,423)	(5,432)
Mortgage loans
Medium and residential	182	(54)
Social interest	10	10
Credits acquired from Infonavit or Fovissste	-	-

Total allowance for loan losses	(16,528)	(16,651)

Below is the calculation of the capitalization index of Banco Santander México as of September 30, 2021, considering the effect of applying the Special Accounting Criteria, as well as the one that would have been obtained considering Accounting Criteria B-6, “Loan portfolio” issued by the CNBV:

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Capitalization index

Special Accounting Criteria	21.46%
Accounting Criteria B-6	21.39%

(7) bp

Note: the information shown above represents consolidated financial information of Banco Santander México as of September 30, 2021. Appendix XIII details the information corresponding to its subsidiaries as of the same date

Constitution of additional and prudential estimates

As of September 30, 2021, Banco Santander México recorded Ps. 797 million additional estimates recognized by the CNBV. These additional measures are constituted to cover risks that are not provided for in the different loan portfolio rating methodologies.

Additionally, Banco Santander México recorded Ps. 2,557 million of preventive estimates for credit risks for the commercial loan portfolio, corresponding to the early recognition of impairment in accordance with the provisions of its internal models authorized by CNBV.

Based on the aforementioned, in addition to the allowance for loan losses established according to the different methodologies established by the CNBV through general provisions, a preventive estimate for credit risks higher by Ps. 3,354 million for the concepts described in the previous paragraphs.

Regulatory facilities in relation to loan restructuring and renewal

On September 24, 2020, the CNBV issued certain temporary regulatory facilities in accounting matters (Covid Accounting Facilities) regarding restructures and renewals applicable to loans that met all of the following conditions:

i)	Have been granted no later than March 31, 2020,

ii)	They were recorded for accounting purposes as a current loan portfolio in accordance with the Accounting Criteria B-6 “Loan Portfolio” as of March 31, 2020,

iii)	They have not been entered into with related parties as established in the Credit Institutions Law,

iv)	The payment, no later than January 31, 2021, has been affected by the COVID-19 pandemic, and

v)	Its renewal, restructuring or removal has been duly formalized within a period that expired on January 31, 2021.

It was optional for credit institutions to carry out credit renewals or restructurings applying the Covid Accounting Facilities. In the event that credit institutions have chosen to apply them, the terms and conditions contained in Official Letter P417 / 2020 of September 24, 2020 issued by the CNBV should have been complied with.

Along the same lines, the CNBV issued four temporary regulatory measures in order to encourage and allow credit institutions to restructure the loans of clients that require it. These measures consisted of:

•	Compute a lower amount of specific reserves when a restructuring is agreed with the client.

•	Recognition of the specific reserves that are released by the restructuring of a loan as additional reserves

•	Recognize greater regulatory capital by considering additional reserves as part of complementary capital

•	Prudently reduce capital requirements for credit risk.

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Additionally, on October 8, 2020, the CNBV issued a couple of scopes to Covid Accounting Facilities and temporary regulatory measures mentioned in the previous paragraphs where it makes certain clarifications to the Official Letter initially issued on September 24, 2020.

Banco Santander México decided not to apply the Covid Accounting Facilities.

Special Accounting Criteria issued for meteorological damage

On November 30, 2020, the CNBV issued on a temporary basis, Special Accounting Criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country, regarding to consumer loans, mortgage loans and commercial loans, for customers who have their domicile or credits whose source of payment is in the affected areas, declared by the Ministry of the Interior or by “Secretaría de Gobernación” or for “Secretaría de Seguridad y Protección Ciudadana” as natural disaster areas.

In general terms, the support consisted in that credit institutions was able to offer their customers the partial or total deferral of principal and / or interest payments for three months, six months in the case of group microcredits, or up to 18 months in the case of directed loans to the agricultural and rural sectors, with the consequent benefit for customers that their loans will continue to be reported as performing loan portfolio to SIC.

The loans adhered to the benefit of the Special Accounting Criteria allowed the credit institutions not to consider them as restructured in accordance with the Accounting Criteria B-6 “Loan Portfolio” issued by the CNBV, which allowed the borrowers to allocate their resources to face the possible damages that they suffered from natural phenomena.

The foregoing will be applicable as long as the credit was classified in accounting as performing loan portfolio in accordance with the Accounting Criteria B-6 "Loan Portfolio" on the date of the claim established in the declaration, and the support implementation process was carried out within 120 calendar days following the date of the claim.

As of September 30, 2021, Banco Santander México has not applied the Special Accounting Criteria, due to the damage caused by meteorological damage that occurred in the southeast of the country.

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Significant accounting policies

Changes in Accounting Criteria issued by the CNBV

Entry into force of the new accounting pronouncements:

On December 27, 2017, a Resolution was published in the Official Gazette of the Federation (DOF by its Spanish acronym) that modifies to the Accounting Criteria issued by the Commission, in order to incorporate certain Mexican Financial Reporting Standards (MFRS) issued by the Mexican Financial Reporting Standards Board (CINIF by its acronym in Spanish) to the accounting criteria applicable to credit institutions.

Subsequently, on November 15, 2018, an amending Resolution was published to the Resolution mentioned in the previous paragraph in order to extend the term of its application to January 1, 2020 so that credit institutions were able to adjust their credit systems accounting information. On November 4, 2019, the Commission announced, through the DOF, the decision to extend the entry into force of that Resolution to January 1, 2021.

In the same way, on March 13, 2020, the Commission published a Resolution that modifies the Accounting Criteria applicable to credit institutions, the update was made to be consistent with Mexican Financial Reporting Standards and International Financial Reporting Standards, which will allow institutions having transparent and comparable financial information with other countries. The entry into force of this Resolution was on January 1, 2021.

Finally, on April 8, 2020, the Commission decided to postpone until January 1, 2022 its entry into force due to the contingency SARS CoV-2 (COVID -19).

The Bank is analyzing the effects that these modifications to the accounting criteria applicable to credit institutions will have on its financial information.

Changes in the MFRS

Improvements to MFRS 2021

As from January 1, 2021, the Bank adopted the following Improvements to the MFRS, which were issued by the CINIF. These Improvements to the MFRS did not have a significant impact on the financial information presented by the Bank.

MFRS B-1, Accounting Changes and Error Corrections

MFRS B-1 establishes when the application of the retrospective method is impractical to determine the cumulative effects of an accounting change or the correction of an error for all the previous affected periods, an entity should elaborate a partial retrospective application in cases that initial effect cannot be determined, the entity should elaborate a prospective application of the accounting change.

MFRS B-6, Statement of Financial Position

This improvement focuses on updating the items that represent short-term (current) liabilities, such as lease liabilities (MFRS D-5) and other short-term liabilities (MFRS C-19).

MFRS C-2, Investment in financial instruments

In order to allow the option of recognizing investments in certain negotiable capital financial instruments that are not traded in the short term, to be valued through other comprehensive income (ORI), the main difference between these investments and the other permanent investments discussed in MFRS C-7, Investments in associates, joint ventures and other permanent investments, it is that the other permanent investments do not intend to sell, so it would be inappropriate to value them at fair value method.

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MFRS B-3, Statements of Comprehensive Income, MFRS C-2, Investment in financial instruments, MFRS C-19, Financial instruments payable, MFRS C-20, Financial instruments to collect principal and interest

Changes related to transaction costs

MFRS B-3, Statements of Comprehensive Income

There are some expenses that, although they are not frequent, are inherent to the operating activities of the entity, so they must be presented in this section, such as the costs of a strike, repairs for damage caused by a natural phenomenon, or gains or losses due to the derecognition of liabilities and the effects of the renegotiation of a financial instrument to collect principal and interest.

MFRS C-2, Investment in financial instruments

It asks us to break down in a separate item of the statement of comprehensive income or in a relative note the effect of the negotiation, in the net profit or loss for the period, within the results related to the operating activities.

MFRS C-19, Financial instruments payable

Gains or losses from write-off received or granted must be presented within the results related to operating activities, therefore it must be presented in a separate item in the comprehensive income statement that is part of the net profit or net loss

MFRS C-20, Financial instruments to collect principal and interest

The entity must present in a separate item of the statement of comprehensive income the effects of the renegotiation of a Financial Instrument to Collect Principal and Interest (IFCPI by its Spanish acronym) within the results related to operating activities.

MFRS C-2, MFRS C-19 and MFRS C-20, presented a list of the items that are part of transaction costs, which includes interest, commissions and other items paid in advance. These items are not transaction costs and are removed from the list.

MFRS C-7, Investments in associates, joint ventures and other permanent investments

International Accounting Standard (IAS) 28, Investments in associates and joint ventures does not include regulations for other permanent investments defined mainly as those permanent investments made by a holding company in entities in which it does not have control, joint control, or influence significant, but where it is not intended to be sold. Additionally, International Financial Reporting Standards (IFRS) 9, Financial Instruments, establishes that a financial asset must be measured at fair value through profit or loss, with the exception that an entity may make an irrevocable election to present subsequent changes in value in ORI reasonable investment in a capital instrument that is not held for short-term trading.

MFRS C-8, Intangible assets

It incorporates the definition of amortizable amount to align the definitions of the concepts of depreciation and amortization. In the case of an intangible asset, the amortizable amount must be determined by deducting its residual value from the acquisition cost; A residual value other than zero implies that an entity expects to dispose of the intangible asset at the end of its useful life.

MFRS D-5, Leases

It establishes the mandatory disclosures of the expense related to short-term and low-value leases for which the right-of-use asset has not been recognized. in the same way, it establishes that if the transfer of an asset by the seller-lessee satisfies the requirements of MFRS D-1, Income from contracts with customers, to be recognized as a partial sale of the asset, the seller-lessee must cancel the asset transferred and recognize the

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right-of-use asset arising from the return lease in the proportion of the previous carrying amount of the asset that corresponds to the rights of use retained by the seller-lessee.

Investment property disclosures.

Eliminates the paragraph where it specified that right-of-use assets meet the definition of investment property, a lessee must apply the disclosure requirements according to the standard for investment property since in MFRS C-17, Investment properties, establishes does not allow the revaluation of assets by right of use.

Variable lease payments.

It is clarified that the variable lease payment is the part of the payment established in the lease contract for the right to use an underlying asset during the lease term that varies due to changes in facts and circumstances occurring after the lease commencement date. , and it is not a consequence of the passage of time. Therefore, lease payments should be included in the initial recognition of the net investment in the lease.

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Earnings per share

Earnings per ordinary share and earnings per diluted share
(Millions of pesos, except shares and earnings per share)

	September 2021			September 2020			September 2019

		shares	Earnings		shares	Earnings		shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	12,835	6,775,305,492	1.89	14,674	6,776,735,033	2.17	16,416	6,774,530,788	2.42

Treasury stock		11,688,865			10,259,324			12,463,569

Diluted earnings per share	12,835	6,786,994,357	1.89	14,674	6,786,994,357	2.16	16,416	6,786,994,357	2.42

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	12,835	6,786,994,357	1.89	14,674	6,786,994,357	2.16	16,416	6,786,994,357	2.42

Balance outstanding shares as of September 30th, 2021	6,775,378,080

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Consolidated Balance Sheet by Segment
Million pesos
	As of September 30, 2021			As of September 30, 2020
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities
Assets
Funds available	42,809	34,803	19,185	39,186	37,078	7,238
Margin accounts	0	3,938	0	0	3,876	0
Investment in securities	0	132,857	378,484	0	172,617	379,752
Debtors under sale and repurchase agreements	0	16,493	0	0	21,813	0
Derivatives	0	188,043	10,212	0	315,071	9,913
Valuation adjustment for hedged financial assets	0	0	89	0	0	371
Total loan portfolio	621,898	93,861	0	610,650	124,680	0
Allowance for loan losses	(20,598)	(3,357)	0	(23,036)	(2,814)	0
Loan portfolio (net)	601,300	90,504	0	587,614	121,866	0
Accrued income receivable from securitization transactions	0	0	0	0	0	158
Other receivables (net)	375	87,827	17,647	200	104,990	14,799
Foreclosed assets (net)	118	0	0	119	0	0
Property, furniture and fixtures (net)	10,200	1,162	271	9,080	1,530	136
Long-term investment in shares	0	0	2,225	0	0	1,012
Deferred taxes and deferred profit sharing (net)	0	0	19,423	0	0	20,766
Other assets	2,183	1,683	7,307	1,856	1,431	6,212
Total assets	656,985	557,310	454,843	638,055	780,272	440,357

Liabilities
Deposits	648,983	105,079	12,274	607,813	114,320	50,851
Credit instruments issued	0	1,332	75,642	0	3,823	85,811
Bank and other loans	14,252	41	19,548	13,704	2,417	29,131
Creditors under sale and repurchase agreements	9,069	180,496	0	8,752	273,914	0
Collateral sold or pledged as guarantee	0	20,841	0	0	14,260	0
Derivatives	0	187,632	9,328	0	308,571	24,311
Valuation adjustment of financial liabilities hedging	0	0	0	0	0	2
Other payables	35,648	130,595	1,243	31,247	96,333	2,084
Subordinated credit notes	0	0	51,379	0	0	39,814
Deferred revenues and other advances	736	0	0	51	0	0
Total liabilities	708,688	626,016	169,414	661,567	813,638	232,004
Total stockholders' equity	63,155	22,284	79,581	63,789	33,292	54,394
Total liabilities and stockholders' equity	771,843	648,300	248,995	725,356	846,930	286,398

Consolidated balance sheet and consolidated income statement by segment

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Income Statement by Segment
Million pesos
	9M21			9M20
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities

Net interest income	42,921	3,526	592	45,457	4,192	(733)
Provisions for loan losses	(14,533)	(1,995)	0	(17,913)	(198)	0
Net interest income after provisions for loan losses	28,388	1,531	592	27,544	3,994	(733)
Commission and fee income (net)	12,633	1,601	(12)	12,426	1,581	(22)
Net gain (loss) on financial assets and liabilities	1,037	2,122	530	892	3,097	1,469
Other operating income	(1,979)	32	227	(1,126)	40	233
Administrative and promotional expenses	(26,132)	(3,446)	(1,021)	(25,194)	(3,622)	(997)
Operating income	13,947	1,840	316	14,542	5,090	(50)

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Retail banking

The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

Corporate & Investment Banking

The Corporate & Investment Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Corporate & Investment Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

Corporate activities

The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

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Annex 1. Loan portfolio rating

Annex 1. Loan portfolio rating

As of September 30th, 2021
Million pesos
	Loan Portfolio	Allowance for loan losses
Category		Commercial	Consumer	Mortgages	Total

Risk "A"	660,102	1,287	2,501	294	4,081
Risk "A-1"	605,672	1,047	1,364	254	2,664
Risk "A-2"	54,430	240	1,137	40	1,417
Risk "B"	81,990	367	1,997	297	2,661
Risk "B-1"	41,085	130	1,061	73	1,264
Risk "B-2"	25,828	43	552	165	760
Risk "B-3"	15,077	194	384	59	637
Risk "C"	30,502	547	1,328	622	2,497
Risk "C-1"	17,448	455	547	125	1,127
Risk "C-2"	13,054	92	781	497	1,370
Risk "D"	16,839	2,183	1,763	1,433	5,379
Risk "E"	14,015	3,630	2,837	1,552	8,019
Total rated portfolio	803,448	8,013	10,426	4,198	22,637

Provisions created					22,637
Complementary provisions					1,318

Total					23,955
Notes:
1.	The figures used for rating and creation of allowance for loan losses, correspond to the ones as of the last day of the month of the balance sheet as of September 30th, 2021.
2.

Loan portfolio is rated according to the methodology issued by the CNBV in chapter V of Title II of the General Rules Applicable to Credit Institutions, can be rated by internal methodology approved by the CNBV.

We use the methodology established by the CNBV, which have been incorporated or modified according to the following schedule:

As of September 2011, the Bank apply the rules for rating the states and municipalities loan portfolio.

As of June 2013, the Bank apply the new rules for rating the commercial loan portfolio.

As of October 2016, the Bank updated the rules for rating the revolving consumer loan portfolio.

As of September 2017, the Bank updated the rules for rating the non-revolving consumer and mortgage loan portfolios.

As of November 2018, the Bank began to report the allowance for loans losses with their IRB methodology for middle-market and mortgages broker’s loans.

As of February 2020, the Bank concluded the parallel exercise and began to report the allowance for loan losses with their internal ratings based (IRB) model for Corporate and Investment Banking and Financial Institutions segments.

As of February 2020, the Bank informs to the CNBV, the constitution of Ps.900 million additional provisions for the organic mortgage portfolio due to the coming-up implementation of their internal rating base (IRB) model for that portfolio.

CNBV was informed about additional provisions given the environment generated by COVID-19.

Credit Institutions use risk ratings: A-1; A-2; B-1; B-2; B-3; C-1; C-2; D and E, to classify allowance for impairment losses according to the portfolio segment and percentage of the provisions representing the outstanding balance of the loan, established in Section Fifth of “De la constitución de reservas y su clasificación por grado de riesgo”, contained in chapter 5 of Title II of such regulation.

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Annex 2. Financial ratios according to CNBV

Percentages	3Q21	2Q21	3Q20	9M21	9M20

Past due loans ratio	2.85	2.87	2.09	2.85	2.09

Past due loans coverage	117.56	118.39	167.94	117.56	167.94

Operative efficiency	2.60	2.35	2.20	2.47	2.10

ROE	11.92	11.80	13.50	10.53	13.13

ROA	1.17	1.11	1.06	1.04	1.03

Capitalization ratio:
Credit Risk	32.62	28.05	26.31	32.62	26.31
Credit, Market and operational risk	21.46	18.91	17.16	21.46	17.16

Liquidity	102.20	97.13	118.03	102.20	118.03

NIM (Net Interest Margin)	3.05	2.82	2.68	2.74	2.40

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34.

NPL ratio = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

Coverage ratio= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

Efficiency ratio = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

Breakdown of capitalization ratio: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

Liquidity = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

Notes to consolidated financial statements

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Banco Santander México	55

Notes to financial statements as of September 30th 2021
Million pesos, except for number of shares

1. Investment in securities

1. Investment in securities

Financial instruments are constituted as follows:

Book Value
Trading securities:
Bank securities	8,322
Government securities	124,137
Shares	1,851
134,310

Securities available for sale:
Government securities	363,763
Private securities	1,273
Shares	597
365,633

Securities held until maturity:
Government securities	7,779
Government securities (special cetes)	3,619
11,398
Total	511,341

2. Sale and repurchase agreements

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	2,083
Government securities	14,410
Total	16,493

Credit balances
Bank securities	3,169
Government securities	186,143
Private securities	253
Total	189,565
(173,072)

3. Investment in securities

3. Investment in securities different to government securities

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3. Investment in securities different to government securities
At September 30th, 2021 the investments in debt securities with the same issuer (other than government), are less than 5% of the Institution’s net capital.

4. Derivatives

4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of September 30th, 2021, are as follows:
Trading:
Swaps
Interest rate	7,522,061
Cross currency	879,826
Equity	450

Futures	Buy	Sell
Interest rate	0	100
Foreign currency	14,453	0
Index	0	219

Forward contracts
Foreign currency	409,391	5,313

Options	Long	Short
Interest rate	52,007	80,891
Foreign currency	66,643	66,104
Indexes	355	1,944
Equity	2,066	1,060

Total trading derivatives	8,947,252	155,631

Hedging:
Cash flow
Interest rate swaps	7,311
Cross currency swaps	14,069
Foreign Exchange Forwards	66,323

Fair value
Interest rate swaps	1,933
Cross currency swaps	28,962

Total hedging derivatives	118,598
Total derivative financial instruments	9,065,850	155,631

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5. Performing loan portfolio

5. Performing loan portfolio
The loan portfolio, by type of loan and currency, as of September 30th, 2021, is constituted as follows:

	Amount
	Pesos	USA Dlls	UDIS	Euros	Total

Commercial or business activity	257,048	58,036	2,332	1,175	318,591
Financial entities	7,018	882	0	0	7,900
Government entities	68,093	9,655	0	0	77,748
Commercial loans	332,159	68,573	2,332	1,175	404,239
Consumer loans	111,992	0	0	0	111,992
Media and residential	166,767	406	1,936	0	169,109
Of social interest	5	0	0	0	5
Credits acquired from INFONAVIT or FOVISSSTE	10,038	0	0	0	10,038
Mortgage loans	176,810	406	1,936	0	179,152
Total performing loan portfolio	620,961	68,979	4,268	1,175	695,383

6. Non-performing loan portfolio

6. Non-performing loan portfolio
	Amount
	Pesos	USA Dlls	UDIS	Total

Commercial or business activity	4,373	2,807	0	7,180
Financial entities	0	0	0	0
Commercial loans	4,373	2,807	0	7,180
Consumer loans	4,074	0	0	4,074
Media and residential	7,075	59	249	7,383
Of social interest	7	0	0	7
Credits acquired from INFONAVIT or FOVISSSTE	1,732	0	0	1,732
Mortgage loans	8,814	59	249	9,122
Total non-performing loan portfolio	17,261	2,866	249	20,376

The analysis of movements in non-performing loans from December 31st, 2020 to September 30th, 2021, is as follows:

Balance as of December 31st, 2020	21,640

Plus: Transfer from performing loan portfolio to non-performing loan portfolio	27,455

Collections
Cash	(1,802)
Transfer to performing loan portfolio	(6,349)
Proceeds from foreclosure proceedings	(92)

Write-offs		(20,477)
Adjustment for exchange rate		0

Balance as of September 30th, 2021		20,376

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Banco Santander México	58

7. Allowance for loan losses

7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st. to September 30th, 2021, is as follows:

Balance as of January 1st, 2021	25,291

Allowance for loan losses	16,528
Write-offs	(20,450)
Foreign exchange result	2,586
Balance as of September 30th 2021	23,955

The table below presents a summary of write-offs by type of product as of September 30th, 2021:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	1,282	76	1,358	16.7
Mortgage loans	326	40	366	4.5
Credit card loans	2,938	140	3,078	37.9
Consumer loans	3,278	52	3,330	40.9
Total	7,824	308	8,132	100.0

Second quarter
Commercial loans	1,866	114	1,980	29.3
Mortgage loans	421	48	469	6.9
Credit card loans	1,922	181	2,103	31.1
Consumer loans	2,141	64	2,205	32.6
Total	6,350	407	6,757	100.0

Third quarter
Commercial loans	1,204	129	1,333	24.0
Mortgage loans	404	33	437	7.9
Credit card loans	1,853	90	1,943	34.9
Consumer loans	1,825	23	1,848	33.2
Total	5,286	275	5,561	100.0

Accumulated 2021
Commercial loans	4,352	319	4,671	22.8
Mortgage loans	1,151	121	1,272	6.2
Credit card loans	6,713	411	7,124	34.8
Consumer loans	7,244	139	7,383	36.1
Total	19,460	990	20,450	100.0

8. Problematic loans

8. Problematic loans
Loans portfolio was graded according to the general provisions issued by the National Banking and Securities Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government

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Banco Santander México	59

9. Programs of benefits to bank debtors with the support of the Federal Government
Breakdown of special CETES , of which Ps.3,619 million correspond to the early extinction of debtor support programs:
					Amount
Government Securities
Special CETES for housing loan debtor support programs					3,785

Total securities held to maturity (no reserve)					3,785
Minus-
Reserve for Special CETES					(166)
Total securities held to maturity , net					3,619

The remaining balance and expiration date Special Cetes that were not repurchased by the Federal Government and therefore the Financial Group holds in its balance sheet at September 30th, 2021, is as follows:
Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-220707	422-9	12,762,386	07-jul-22	132.91	1,696
B4-270701	423-2	15,292,752	01-jul-27	132.91	2,033
B4-220804	431-2	440,294	04-aug-22	121.69	53
BC-220804	431-2	71,442	04-aug-22	40.82	3
					3,785

10. Average interest rates paid on deposits

The average interest rates paid on deposits during September 2021, is as follow:
	Pesos	USD
Average balance	462,775	69,098
Interest	2,138	3
Rate	1.81%	0.02%

11. Bank and other loans

As of September 30th, 2021, banks and other loans are constituted as follows:

	Amount	Average Rate (%)	Maturity
Liabilities

Loans in pesos

Call money	8,087	4.49	From 1 to 3 days
Local bank loans	48	5.55	To 6 years
Public fiduciary funds	20,083	4.99	From 1 day to 9 years
Development banking institutions	3,474	6.42	From 1 day to 15 years
Total	31,692

Loans in foreign currency

Public fiduciary funds	1,997	1.12	From 1 day to 10 years
Development banking institutions	60	2.76	From 1 to 4 months
Total	2,057

Total loans	33,749
Accrued interests	92
Total bank and other loans	33,841

12. Current and deferred taxes

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Banco Santander México	60

12. Current and deferred taxes

Current taxes are composed as follows at September 30th, 2021

Income taxes	1,950
Deferred taxes	259	(1)
Total Bank	2,209
Current and-deferred taxes from other subsidiaries	1,229
Total consolidated Bank	3,438

(1) Deferred taxes are composed as follows:

Global provision	(352)
Fixed assets and deferred charges	(135)
Net effect from financial instruments	160
Accrued liabilities	180
Others	406
Total Bank	259	(1)
Allowance for loan losses of subsidiaries, net	527
Others, subsidiaries	(76)
Total deferred tax, consolidated Bank	710

As of September 30th, 2021, deferred assets and deferred liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	9,479
Other	9,944
Total deferred income tax (net)	19,423
Deferred taxes registered in balance sheet accounts	19,423
Deferred taxes registered in memorandum accounts	0

13. Employee profit sharing

13. Employee profit sharing

As of September 30th, 2021, the deferred Employee profit sharing “EPS” is compromised as follows:

Asset per deferred EPS:

Allowance for loan losses deducting outstanding	1,931
Fixed assets and deferred charges	774
Accrued liabilities	535
Capital losses carryforward	867
Commissions and interests early collected	153
Foreclosed assets	102
Labor obligations	282
Derivative financial transactions of exchange rate	115
Deferred EPS asset:	4,759

Deferred EPS liability:

Net effect from financial instruments	(218)
Advance payments	(301)
Others	(70)
Deferred EPS liability	(589)

Less – Reserve	(469)
Deferred EPS asset (net)	3,701

14. Capitalization Ratio

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Banco Santander México	61

14. Capitalization Ratio

Table I.1

Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	35,125
2	Earnings from previous fiscal years	92,787
3	Other elements of other comprehensive income (and other reserves)	36,910
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	164,822
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Goodwill (net of its corresponding deferred profit taxes debited)	2,404
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	6,159
10	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits surplus of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	0
15	Pension plan for defined benefits	0
16	Investments in proprietary shares	0
17	Reciprocal investments in ordinary capital	0
18	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	9
19	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes assets resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	6,496
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	32,447
A	of which: Other elements of other comprehensive income (and other reserves)	0

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B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	29,946
F	of which: investments in risk capital	0
G	of which: Stakes on investments funds	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	2,116
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	385
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	47,515
29	Level 1 Common Capital (CET1)	117,307
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	24,674
31	of which: Qualify as capital under the applicable accounting criteria	24,674
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	24,674
	Level 1 additional capital: regulation adjustments
37	Investments in held instruments of level 1 additional capital
38	Investments in reciprocal shares in level 1 additional capital instruments.
39	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	24,674
45	Level 1 capital (T1 = CET1 + AT1)	141,980
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	26,706
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.

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48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	678
51	Level 2 capital before regulation adjustments	27,383
	Level 2 capital : regulation adjustments
52	Investments in own instruments of level 2 capital
53	Reciprocal investments in level 2 capital instruments
54	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	27,383
59	Total stock (TC = T1 + T2)	169,364
60	Total Risk Weighted Assets	789,237
	Capital reasons and buffers
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	14.86%
62	Level 1 Stock (as percentage of assets weighted by total risks)	17.99%
63	Total capital (as percentage of assets weighted by total risks)	21.46%
64	Institutional specific buffer (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance buffer, plus the countercyclical buffer, plus D-SIB buffer; expressed as percentage of the total risk weighted assets)	18.56%
65	of which: Buffer of capital preservation	2.50%
66	of which: Buffer of specific bank countercyclical
67	of which: Buffer of systematically important local banks (D-SIB)	1.20%
68	Level 1 Common Capital available for hedging the buffers (as percentage of total risk weighted assets)	7.86%
	National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basel 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
	Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	8,688
	Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology

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78	Eligible reserves for its inclusion on level 2 capital regarding exposure subject to credit risks (before the limit application).
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

I.2

Notes to Table I.1 “Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments”

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow, result from non-monetary assets holding, and the measuring balance from defined benefits to the employees considering on each concept its updates.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Goodwill, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.

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13	Benefits surplus of securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.
16*	The amount of investment in any own action the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions and through investment in funds established in section I point i) of article 2 bis 6.
This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the fund
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.

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20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.
21	Deferred taxes assets resulting from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.
E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment funds and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment funds wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment funds, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.

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P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.

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54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Total Risk Weighted Assets.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	To report the percentages amount expressed on lines 61, 65, 66 and 67.
65	Report 2.5%
66	Percentage corresponding to the Countercyclical Capital buffer referred to on section c), subsection III, article 2 Bis 5
67	The SCCS amount on line 64 (expressed as a percentage of the total risk weighted assets) which is related to the banking institutions’ capital buffer for systemic character, in accordance with section b), subsection III, article 2 Bis 5.
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed taxes assets resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.

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84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

Table II.1

Balance sheet figures

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,666,456
BG1	Funds Available	96,797
BG2	Margin accounts	2,389
BG3	Investment in securities	511,308
BG4	Debtors under sale and repurchase agreements	15,377
BG5	Securities loans)	0
BG6	Derivatives	198,255
BG7	Valuation adjustment for hedged financial assets	89
BG8	Total loan portfolio	665,480
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	105,220
BG11	Foreclosed assets (net	118
BG12	Property, furniture and fixtures (net)	10,530
BG13	Long-term investment in shares	35,212
BG14	Non current assets held for sale	0
BG15	Deferred income taxes (net)	15,184
BG16	Other assets (net)	10,495
	Liabilities	1,501,625
BG17	Deposits	843,797
BG18	Bank and other loans	33,841
BG19	Creditors under sale and repurchase agreements	189,630
BG20	Securities loans	0
BG21	Collateral sold or pledged as guarantee	20,841
BG22	Derivatives	196,960
BG23	Valuation adjustment for hedged financial liabilities	0
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	165,099
BG26	Subordinated debentures outstanding	51,379
BG27	Deferred income taxes (net)	0
BG28	Deferred revenues and other advances	77
	Shareholders' Equity	164,832
BG29	Paid-in capital	35,125
BG30	Other capital	129,707
	Memorandum accounts	4,004,554
BG31	Guarantees granted	0

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BG32	Contingent assets and liabilities	109
BG33	Credit commitments	152,154
BG34	Assets in trust or mandate	190,523
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	1,781,799
BG37	Collateral received by the entity	107,060
BG38	Collateral received and sold or pledged as guarantee	67,005
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	879
BG41	Other accounts	1,705,024

Table II.2

Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Goodwill	8	2,404	BG16= 10,495 Minus: deferred charges and advance payments 2,116; intangibles 6,159; advance payments that are computed as risk assets 1,506; other assets are computed as risk assets 1,690
2	Intangible assets	9	6,159	BG16= 10,495 Minus: deferred charges and advance payments 2,116; intangibles 2,404; advance payments that are computed as risk assets 1,506; other assets that are computed as risk assets 1,690
3	Deferred income tax from tax losses carryforward and tax credits	10	0
4	Benefits to be received in securitization transactions	13	0	BG9=160
5	Defined benefit pension plan assets with no restriction and unlimited access	15	0
6	Investment in own-equity securities	16	0	BG3= 511,308 Minus: Reciprocal investments in common capital of financial entities 9; Investments in securities computed as risk assets 511,299

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7	Reciprocal investments in common capital	17	0
8	Direct investments in the capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	9	BG3= 511,308 Minus: Investment in own-equity securities 0; Investments in securities computed as risk assets 511,299
10	Direct investments in the capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
12	Deferred income tax from temporary differences	21	6,496	BG15= 15,184 Minus: Amount computed as risk asset 8,688
13	Reserves recognized as complementary capital	50	678	BG8= Total loan portfolio 665,480
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 35,212 Minus: Investments in subsidiaries 29,946; Investments in clearing houses 385; Investments in associated companies 2,246; Other investments that are computed as risk assets 2,635
16	Investments in associated companies	26 - E	29,946	BG13= 35,212 Minus: Investments in clearing houses 385; Investments in associated companies 2,246; Other investments that are computed as risk assets 2,635
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Financing for repurchase of own shares	26 - H	0

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20	Deferred charges and advance payments	26 - J	2,116	BG16= 10,495 Minus: intangible assets 8,563; others assets that are computed as risk assets 1,506; other assets are computed as risk assets 1,690
21	Deferred employee profit sharing (net)	26 - L	0
22	Defined benefit pension plan assets	26 - N	0
23	Investments in clearing houses	26 - P	385	BG13= 35,212 Minus: Investments in subsidiaries 29,946; Investments in associated companies 2,246; other investments that are computed as risk assets 2,635
	Liabilities
24	Deferred income tax related to goodwill	8	0
25	Deferred income tax related to other intangible assets	9	0
26	Provision for defined benefit pension plan with no restriction and unlimited access	15	0
27	Deferred income tax related to defined benefit pension plan	15	0
28	Deferred income tax related to other items	21	0
29	Subordinated liabilities that meets with Exhibit 1-R	31	0
30	Subordinated liabilities subject to transitoriness that compute as basic capital 2	33	0
31	Subordinated liabilities that meets with Exhibit 1-S	46	0
32	Subordinated obligations subject to transitoriness that compute as complementary capital	47	0
33	Deferred income tax related to deferred charges and advance payments	26 - J	0
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	35,125	BG29
35	Retained earnings	2	92,787	BG30= 129,707 Minus: other items of earned capital 36,910, cumulative effect of conversion 9
36	Result from valuation of cash flow hedge instruments	3	0
37	Other items of earned capital	3	36,910	BG30= 129,707 Minus: Retained earnings 92,787 cumulative effect of conversion 9

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38	Paid-in capital that meets with Exhibit 1-R	31	24,674	BG26= 51,379 More: Subordinated debt instruments non-convertible 26,706
39	Paid-in capital that meets with Exhibit 1-S	46	26,706	BG26= 51,379 More: Subordinated debt instruments convertible 24,674
40	Result from valuation of cash flow hedge instruments	03, 11	0
41	Cumulative effect from conversion	3, 26 - A	0
42	Result from ownership of non-monetary assets	3, 26 - A	0
	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets from the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0
47	Transactions with Relevant Related Persons	26 - M	0
48	Repealed		0

Table II.3

Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment funds other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment funds other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.

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13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.

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43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Table III.1

Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	101,536	8,123
Transactions with debt instruments in national currency with surtax and reviewable rate	2,637	211
Transactions in national currency with real rate or denominated in UDIs	7,824	626
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	7,925	634
Positions in UDIs or with yield referred to INPC	45	4
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	257	21
Transactions in foreign currency with nominal rate	65,473	5,238
Positions in foreign currency or with yield indexed to the exchange rate	2,788	223
Positions in shares or with yield indexed to the price of one share or set of shares	6,823	546
Positions in commodities	0	0
Impact Capital requirement for Gamma and Vega	1	0

Table III.2

Assets weighted subject to credit risk by risk group

Concept	Capital Requirement
Group I-A (weighted at 0%)	0	0
Group I-A (weighted at 10%)	0	0
Group I-A (weighted at 20%)	0	0
Group I-B (weighted at 2%)	199	16
Group I-B (weighted at 4.0%)	0	0
Group II (weighted at 0%)	0	0
Group II (weighted at 20%)	1,834	147
Group II (weighted at 50%)	0	0
Group II (weighted at 100%)	26,175	2,094
Group II (weighted at 120%)	0	0
Group II (weighted at 150%)	0	0
Group III (weighted at 2.5%)	0	0
Group III (weighted at 10%)	0	0
Group III (weighted at 11.5%)	0	0

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Group III (weighted at 20%)	23,294	1,864
Group III (weighted at 23%)	51	4
Group III (weighted at 25%)	0	0
Group III (weighted at 28.75%)	0	0
Group III (weighted at 50%)	0	0
Group III (weighted at 57.5%)	0	0
Group III (weighted at 60%)	0	0
Group III (weighted at 75%)	0	0
Group III (weighted at 100%)	11,697	936
Group III (weighted at 115%)	0	0
Group III (weighted at 120%)	0	0
Group III (weighted at 138%)	0	0
Group III (weighted at 150%)	0	0
Group III (weighted at 172.5%)	0	0
Group IV (weighted at 0%)	0	0
Group IV (weighted at 20%)	8,120	650
Group V (weighted at 10%)	0	0
Group V (weighted at 20%)	8,932	715
Group V (weighted at 50%)	0	0
Group V (weighted at 115%)	0	0
Group V (weighted at 150%)	0	0
Group VI (weighted at 20%)	133	11
Group VI (weighted at 25%)	92	7
Group VI (weighted at 30%)	528	42
Group VI (weighted at 40%)	275	22
Group VI (weighted at 50%)	58,697	4,696
Group VI (weighted at 75%)	25,158	2,013
Group VI (weighted at 100%)	61,063	4,885
Group VI (weighted at 120%)	0	0
Group VI (weighted at 150%)	0	0
Group VI (weighted at 172.5%)	0	0
Group VII-A (weighted at 10%)	0	0
Group VII-A (weighted at 11.5%)	0	0
Group VII-A (weighted at 20%)	5,454	436
Group VII-A (weighted at 23%)	0	0
Group VII-A (weighted at 50%)	1,608	129
Group VII-A (weighted at 57.5%)	0	0
Group VII-A (weighted at 75%)	808	65
Group VII-A (weighted at 85%)	36	3
Group VII-A (weighted at 100%)	158,570	12,686
Group VII-A (weighted at 115%)	0	0
Group VII-A (weighted at 120%)	0	0
Group VII-A (weighted at 138%)	0	0
Group VII-A (weighted at 150%)	1	0
Group VII-A (weighted at 172.5%)	0	0

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Group VII-B (weighted at 0%)	0	0
Group VII-B (weighted at 20%)	1,612	129
Group VII-B (weighted at 23%)	0	0
Group VII-B weighted at 50%)	0	0
Group VII-B weighted at 57.5%)	9,162	733
Group VII-B (weighted at 100%)	34,174	2,734
Group VII-B (weighted at 115%)	17	1
Group VII-B (weighted at 120%)	0	0
Group VII-B (weighted at 138%)	0	0
Group VII-B (weighted at 150%)	0	0
Group VII-B (weighted at 172.5%)	0	0
Group VIII (weighted at 115%)	5,677	454
Group VIII (weighted at 150%)	3,355	268
Group IX (weighted at 100%)	19,221	1,538
Group IX (weighted at 115%)	0	0
Group IX (weighted at 150%)	0	0
Group X (weighted at 1250%)	1,353	108
Other Assets (weighted at 0%)	0	0
Other Assets (weighted at 100%)	25,366	2,029
Credit Valuation Adjustment on Derivative Operations"	21,538	1.723
Re-securitization with Risk Degree 1 (weighted at 20%)	3,979	318
Re-securitization with Risk Degree 2 (weighted at 50%)	0	0
Re-securitization with Risk Degree 3 (weighted at 100%)	0	0
Re-securitization with Risk Degree 4 (weighted at 350%)	0	0
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	1,018	81
ReRe-securitization with Risk Degree 1 (weighted at 40%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 100%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 225%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 650%)	0	0

Table III.3

Operational Risk weighted Assets

Method	Risk weighted Assets	Capital Requirement
STANDARD ALTERNATIVE METHOD	74,734	5,979

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
0		66,188

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Table IV.1

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060013
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	Ps.15,210,402,155.77
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.2

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060005
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A

Earnings Release | 3Q.2021
Banco Santander México	79

5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	Ps.14,588,587,852.93
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.3

Main characteristics of titles that are part of the Net Capital

Reference	Item	Characteristics
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier		ISIN	CUSIP
		144A	US05969BAC72	05969BAC7
		Reg S	USP1507SAG23	P1507SAG2
3	Governing Law	The Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York. All additional dispositions related to the determination of Suspension Periods, a Trigger Event (leading to a Writedown), Interest Payment cancellation, Optional Redemption or, the ranking and subordination of the Notes, will be governed by, and construed in accordance with, Mexican Law, as established in the Indenture and the Notes.

Earnings Release | 3Q.2021
Banco Santander México	80

Regulatory Treatment
4	Capital category the Note qualifies as, based on Article 3, Transitory, Resolution 50th	N.A.
5	Capital category the Note qualifies as, based on Annexes 1-Q, 1-R and 1-S	“Tier 2” or Supplementary Capital (Capital Complementario).
6	Instrument seniority within the Group	Subordinated Debt issued by our Credit Institution.
7	Type of Instrument	Tier 2 Subordinated Preferred Capital Notes.
8	Amount acknowledged as regulatory capital	$25,145,225,839.39
9	Instrument's Face Value	$26,730,990,000.00 (USD $1,300,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Subordinated Debt.
11	Issuance Date	October 1, 2018.
12	Type of Expiration	Expiration Date.
13	Expiration Date	October 1, 2028.
14	Optional Redemption	Subject to certain conditions, the Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Date or (ii) in whole, but not in part, at any date by means of the existence a Withholding Tax Redemption event or a Special Redemption event.
15	Optional Redemption Date	October 1, 2023.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the Notes and resulting in a higher withholding tax applicable to interest payments under the Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, the Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Notes, plus Additional Amounts, if any.
16	Subsequent early redemption dates	None, except for early redemptions caused by a Withholding Tax Redemption event or a Special Redemption event, which can be made at any date before Maturity Date.
Yields / Dividends
17	Type of Interest Rate	Fixed Rate with only one reset date at the Optional Redemption Date.
18	Interest Rate	5.95%.
19	Dividend Stopper Clause:	Subject to certain exceptions, the Issuer will not be allowed to make certain distributions during a Suspension Period, including (i) dividends or distributions on capital stock, (ii) make any payment of the Issuer’s debt securities that rank pari passu with or junior in right of payment and in liquidation to the Notes; or (iii) make any guaranty payments with respect to any guaranty of the debt securities of its subsidiaries if such guaranty ranks pari passu with or junior in right of payment and in liquidation to the Notes.

Earnings Release | 3Q.2021
Banco Santander México	81

20	Are Interest Payments discretionary?	Interest Payments are Mandatory.
21	Interest increase / Step-Up clause	No.
22	Are coupon payments cumulative?

Cumulative.

The Issuer will have the right to and will defer, but not cancel (except pursuant to a Write-Down), payment of interest and principal due on the Notes, if the CNBV institutes certain corrective measures against the Issuer if the Issuer is classified as Class III (or equivalent classification under any successor provisions) or below under the Mexican Capitalization Requirements. Payments of interest due on the Notes will be cumulative. Subject to the occurrence of one or more Write-Downs, a Suspension Period shall terminate and the payment of interest due on the Notes and payment of principal thereof will resume when the related Mexican Regulatory Event has terminated.

23	Convertibility of the instrument	N.A.
24	Convertibility conditions	N.A.
25	Degree of convertibility	N.A.
26	Conversion rate	N.A.
27	Type of Conversion	N.A.
28	Type of shares into which the title is converted	N.A.
29	Issuer of such capital instrument	N.A.
30	Write-Down Mechanism	Yes.
31	Write-Down Trigger Events

A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that Banco Santander Mexico’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5%, or (ii) both (A) the CNBV notifies the Issuer that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander Mexico’s license has occurred resulting from (x) the Issuer’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (y) the Issuer’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) the Issuer has not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) transferring at least seventy five percent (75%) of its shares to an irrevocable trust and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, , in each case, on or before the third (in the case of (A)(z)) or seventh (in the case of (A)(x) or (y)) business day in Mexico, as applicable, following the date on which the CNBV notifies the Issuer of such determination..

32	Write-Down Amount	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, would be insufficient to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, the amount necessary to reduce the Current Principal Amount of each outstanding Capital Note to zero.
33	Write-Up Mechanism	N.A., Write-Down, if applied, will be permanent.
34	Mechanism for temporary Write-Down	N.A.

Earnings Release | 3Q.2021
Banco Santander México	82

35	Ranking of the Capital Notes in a liquidation event	The Notes constitute subordinated preferred indebtedness, and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future senior indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future unsecured subordinated preferred indebtedness and (iii) senior only to all of the Issuer’s present and future subordinated non-preferred indebtedness and all classes of the Issuer’s equity or capital stock..
36	Does any characteristic of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

Table IV.1.4

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier	ISIN: US40053CAA36 CUSIP: 40053C AA3 BMV Ticker: BSMX 17
3	Governing Law	The Capital Notes and the Indenture are governed by, and construed in accordance with the laws of New York, except that the ranking and subordination provisions, provisions related to mandatory cancellation of interest, provisions relating to conversion, provisions relating to a withholding tax redemption or a special redemption and the waiver of the right to set-off by the holders of the Capital Notes and by the Trustee acting on behalf of the holders with respect to the Capital Notes will be governed by and construed in accordance with the laws of Mexico.
Regulatory Treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Tier 1 Capital (Capital Básico No Fundamental).
6	Instrument level within the Group	Subordinated Debt issued from our Credit Institution.
7	Type of Instrument	Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes.
8	Amount acknowledged as regulatory capital	$9,018,160,682.00
9	Instrument's Face Value	$10,281,150,000 (USD $500,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Principal is accounted as debt, coupon payments are accounted as capital.
11	Issuance Date	December 23, 2016.
12	Type of Expiration	Perpetuity.
13	Expiration Date	N.A.
14	Optional Redemption

Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Dates or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.

15	First Optional Redemption Date	January 20, 2022.

Earnings Release | 3Q.2021
Banco Santander México	83

15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any,
16	Subsequent early redemption dates	Every Interest Payment Date after the First Optional Redemption Date. Early redemptions caused by a Withholding Event or a Special Event, which can be made at any date.
Yields / Dividends
17	Type of Interest Rate	Fixed with reset dates on the First Redemption Date and every fifth anniversary thereafter.
18	Interest Rate	8.50%.
19	Dividend Stopper Clause

Unless the most recent payable accrued interests and any Additional Interest on the Capital Notes have been paid, the Issuer shall not: (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock; or (ii) make any payment of premium, if any, or interest on or repay, repurchase or redeem any of its Subordinated Non-Preferred Indebtedness.

20	Are Interest Payments discretionary

Completely Discretionary.

(a) Interest is payable solely at the Issuer’s discretion, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been canceled by the Issuer (in whole or in part) at its sole discretion and/or has been canceled as a result of the occurrence and continuation of an Interest Cancellation Event; and (b) a cancellation of interest (in whole or in part) shall not constitute a default.

21	Interest increase / Step-Up clause	No.
22	Are Coupon Payments Cumulative?	No.
23	Convertibility of the instrument	Yes.
24	Conversion Trigger Events

A Conversion Trigger Event shall occur:

(i) the Business Day in Mexico following the publication of a determination by the CNBV, in its official publication of capitalization levels for Mexican banks, that Banco Santander México’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%;

(ii) if both (A) the CNBV notifies Banco Santander México that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander México’s license has occurred resulting from (x) Banco Santander México’s assets being insufficient to satisfy its liabilities, (y) Banco Santander México’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander México’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander México has not cured such cause for revocation, by (x) complying with such corrective measures, or (y)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) not being classified in Class III, IV or V, and (3) transferring at least 75% of its shares to an irrevocable trust, or (z) remedying any capital deficiency, in each case, on or before the third or seventh calendar day in Mexico, as applicable, following the date on which the CNBV notifies Banco Santander México of such determination;

(iii) if the Banking Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), Banco de México and the IPAB, determines pursuant to Article 29 Bis 6 of the Mexican Banking Law that, under Article 148, Section II, paragraphs (a)

and (b) of the Mexican Banking Law, financial assistance is required by Banco Santander México to avoid revocation of its license because Banco Santander México’s assets are insufficient to satisfy Banco Santander México’s liabilities, or Banco Santander México’s failure to comply with corrective measures, to comply with capitalization requirements, or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander México (for the avoidance of doubt, pursuant to Annex 1-R of the general rules applicable to Mexican banks, a Conversion Trigger Event shall occur if financial assistance or other loans shall be granted to the Bank pursuant to Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law)

Earnings Release | 3Q.2021
Banco Santander México	84

25	Conversion Amount	“Conversion Amount” means: (i) a conversion of the then Current Principal Amount of Capital Notes in an amount that would be sufficient, and together with any concurrent pro rata write-down or conversion of any other Subordinated Non-Preferred Indebtedness issued by Banco Santander México and then outstanding, to return Banco Santander México’s Fundamental Capital Ratio to the then-applicable Fundamental Capital Ratio required by the CNBV in accordance with Section IV, c), 1 of Annex 1-R of the general rules applicable to Mexican banks or any successor regulation; or, if no such amount, together with any such concurrent pro rata write-down or conversion, would be sufficient to so restore Banco Santander México’s Fundamental Capital Ratio to the aforementioned amount, then (ii) conversion of the then Current Principal Amount of Notes in the amount necessary to reduce the principal amount of each outstanding Note to zero.
26	Conversion Price

The conversion price shall be, if the Ordinary Shares are:

(i) then admitted to trading on the Mexican Stock Exchange, the higher of: (x) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive Business Days immediately preceding the Conversion Date, with each closing price for the thirty (30) consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate; or (y) floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate;

(ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate.

The conversion price shall be subject to certain anti-dilution adjustments.

27	Type of Conversion	Mandatory.
28	Type of shares into which the title is converted	Banco Santander México’s Series F shares (common shares).
29	Issuer of such capital instrument	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
30	Write-Down Mechanism	N.A.
31	Write-Down Trigger Events	N.A.
32	Write-Down Amount	N.A.
33	Write-Up Mechanism	N.A.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Capital Notes will represent the Issuer’s general, unsecured and subordinated obligations. The Capital Notes constitute Subordinated Non-Preferred Indebtedness and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future Senior Indebtedness and Subordinated Preferred Indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future other unsecured Subordinated Non-Preferred Indebtedness and (iii) senior only to all classes of the Issuer’s capital stock.

Earnings Release | 3Q.2021
Banco Santander México	85

36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo, Santander Hipotecario and Santander Inclusión Financiera is available on the website

www.santander.com.mx/ir

Leverage ratio

Table I.1
Integration of the main sources of leverage
	Item	Sep-21
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,452,824
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(47,515)
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,405,309
Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	27,577
5	Add-on amounts for PFE associated with all derivatives transactions	45,627
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	0
8	(Exempted CCP leg of client-cleared trade exposures)	0
9	Adjusted effective notional amount of written credit derivatives	0
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	0
11	Total derivative exposures (sum of lines 4 to 10)	73,204

Earnings Release | 3Q.2021
Banco Santander México	86

Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	81,435
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(66,058)
14	CCR exposure for SFT assets	2,053
15	Agent transaction exposures	0
16	Total securities financing transaction exposures (sum of lines 12 to 15)	17,430
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	152,154
18	(Adjustments for conversion to credit equivalent amounts)	(50,943)
19	Off-balance sheet items (sum of lines 17 and 18)	101,211
Capital and total exposures
20	Tier 1 capital	141,980
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,597,155
Leverage ratio
22	Basel III leverage ratio	8.89%

Earnings Release | 3Q.2021
Banco Santander México	87

Table II.1
Comparison total assets and assets adjusted
Reference	Item	Sep-21
1	Total consolidated assets as per published financial statements	1,666,456
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	(47,515)
4	Adjustments for derivative financial instruments	(125,051)
5	Adjustment for securities financing transactions	2,053
6	Adjustment for off-balance sheet items	101,211
7	Other adjustments	0
	Leverage ratio exposure	1,597,155

Table III.1
Conciliation of total assets and exposure in the balance
Reference	Item	Sep-21
1	Total consolidated assets as per published financial statements	1,666,456
2	operative derivative financial instruments	(198,255)
3	operative securities financing transactions	(15,377)
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0
On-balance exposure	1,452,824

Table IV.1
Variation of the elements
	Jun-21	Sep-21
Concept/Quarter	T-1	T	Variation (%)
Basic Capital	123,462	141,980	15
Adjusted assets	1,552,618	1,597,155	3
Leverage ratio	7.95%	8.89%

The information relating to Annex 1-O Leverage Ratio is available on the website

www.santander.com.mx/ir

Earnings Release | 3Q.2021
Banco Santander México	88

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30th, 2003, the following information with respect to credit risk transactions as of September 30th, 2021, is provided:

- The Bank did not grant financing to debtors or groups of individuals representing single common risk greater than amount of core capital Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps.45,912 representing the 37.19% of the basic capital of the Bank.

- There are two financings greater than 10% of the basic capital of the Bank, the first with an amount of Ps.46,500 and the second with an amount of Ps.16,719, representing 37.66% and 13.54%, respectively.

16. Internal and external Sources of Liquidity

16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly demand and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

With respect to external sources of liquidity, the Bank has access to the domestic and foreign capital markets through the issuance of debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Banco Santander México may also obtain liquidity through sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

17. Dividends Policy

17. Dividends Policy
Banco Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Banco Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

18. Treasury Policies

18. Treasury Policies

The activities of Banco Santander México’s treasury are performed pursuant to the following:

a)  In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)  Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c)  Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)  Sound market practices.

e)  Strategies proposed in the banks internal committees.

f)  Compliance with the operation policies and procedures of the institution.

19. Shareholding

19. Shareholding
Subsidiaries	% of interest

Santander Consumo, S.A. de C.V., SOFOM, E.R.	99.99
Santander Inclusion Financiera, S.A. de C.V., SOFOM, E.R.	99.99
Centro de Capacitación Santander, A.C.	99.99
Banco Santander, S.A. F-100740	99.99
Fideicomiso GFSSLPT Banco Santander, S.A.	89.14
Santander Servicios Corporativos, S.A. de C.V.	99.99
Santander Servicios Especializados, S.A. de C.V.	99.99
Santander Tecnología México, S.A. de C.V.	99.99

20. Internal

Earnings Release | 3Q.2021
Banco Santander México	89

Control

20. Internal Control

The activities of Banco Santander Mexico are governed by the current legislations of the local regulator and for a series of guidelines established by his holding company, Banco Santander, whose headquarters are located in Madrid.

For the compliance of the regulations in force, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Executive Direction of Non-Financial Risks (Internal Control), Financial Control Department and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the annual assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, design and execution of controls, establishment and updating of measures and controls that promote the compliance with the internal and external regulations, such as the Committee of Sponsoring Organizations of the Tradeway Commission (COSO) guidelines and the proper operation of the financial data processing systems.

Likewise, business continuity is ensured through a Business Continuity Management System aligned with the best practices in the industry and covering the established corporate and local regulatory requirements.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the bank. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the President and CEO:

▪	Deputy General of intervention and Management Control

▪	Deputy General Direction of Corporate Resources and Recoveries

▪	Deputy General Direction of Legal Affairs

▪	Deputy General Direction of Chief Financial Officer

▪	Deputy General Direction of Commercial Red & EI

▪	Deputy General Direction of Risk

▪	Deputy General Direction of Corporate & Investment Banking

▪	Deputy General Direction of Public Affairs and Strategy

▪	Deputy General Direction of New Businesses

▪	Deputy General Direction of Digital and Innovation

▪	Deputy General Direction of Strategy of Business

▪	Executive Direction of Audit

▪	Executive Direction of Human Resources

▪	Deputy Head of Technology

▪	Chief Information Security Officer

▪	Executive Direction of Operations and Processes

▪	Executive Direction of Financial Inclusion

▪	Chief of Staff North America

▪	Direction of Coordination and Monitoring

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The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area, via manuals, circulars and bulletins, governs the activities of the bank; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Banco Santander México, created and reported to the Board of Directors, are:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

▪	Risk Management Committee

▪	Remuneration Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the bank are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Bank, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2019.

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the bank have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

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21. Transactions with related parties

21. Transactions with related parties

Receivable
Funds available	5,277
Debtors under sale and repurchase agreements	1,717
Derivatives (asset)	79,215
Performing loan portfolio	6,524
Other receivables, (net)	3,126

Payable
Time deposits	4,454
Demand deposits	5,258
Credit instruments issued	2,077
Creditors under sale and repurchase agreements	4,014
Derivatives (liability)	67,077
Other payables	14,519
Creditors from settlement of transactions	998
Subordinated debentures	43,512

Revenues
Interest	120
Premium on sale and repurchase agreements	14
Others	130

Net Commissions	4,542
Net gain (loss) on financial assets and liabilities	16,151

Expenses
Interest	1,119
Administrative expenses	553
Technical assistance	2,326

22. Interests on loan portfolio

22. Interests on loan portfolio
As of September 30th, 2021, the consolidated income statement includes, in the item "Interest income", Ps.53,830 million that correspond to interests from the loan portfolio of Banco Santander México, S.A. and Santander Consumo, S.A. de C.V. SOFOM E.R.

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23. Integral Risk Management (unaudited)

23. Integral Risk Management (unaudited)

Risk management is considered by Banco Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Banco Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Banco Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Banco Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Banco Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Banco Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

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Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Banco Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of third quarter of 2021 (unaudited) amounted to:

Bank
	VaR (Thousands of Mexican pesos)%
Trading Desks	34,827.68	0.02%
Market Making	28,465.50	0.02%
Proprietary Trading	18,167.06	0.01%

Risk factor
Interest rate	36,442.54	0.02%
Foreign exchange	12,725.48	0.01%
Equity	860.47	0.00%
* % of VaR with respect to Net Capital

The Value at Risk for the average the third quarter of 2021 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	48,039.26	0.03%
Market Making	36,635.25	0.02%
Proprietary Trading	17,599.97	0.01%

Risk factor
Interest rate	48,523.29	0.03%
Foreign exchange	9,086.47	0.01%
Equity	2,885.55	0.00%
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

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▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Banco Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Banco Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity NIM				Sensitivity MVE
Bank	Jul-21	Aug-21	Sep-21	Average	Jul-21	Aug-21	Sep-21	Average
Balance MXN GAP	36%	38%	41%	38%	14%	14%	26%	18%
Scenario	(100) bp	(100) bp	(100) bp	N/A	+100 bp	+100 bp	+100 bp	N/A
Balance USD GAP	19%	23%	23%	22%	32%	31%	34%	32%
Scenario	(25) bp	(25) bp	(25) bp	N/A	(25) bp	(25) bp	(25) bp	N/A

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the third quarter of 2021:

	Sensitivity NIM				Sensitivity MVE
Bank	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	(100) bp	(614)	(775)	161	+100 bp	(1,109)	1,011	(2,120)
Balance USD GAP	(25) bp	(236)	7	(243)	(25) bp	(1,045)	(737)	(308)

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Banco Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Banco Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Banco Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the current quarter incidents have not been had in the metrics.

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Million pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	581,338	(250,507)	38,213	30,213	54,340	41,294	96,889	44,748	363,716	162,432
Non Derivative	566,911	(250,507)	38,261	30,148	54,426	41,298	96,750	44,090	352,677	159,770
Derivatives	14,427	0	(48)	65	(87)	(3)	139	658	11,039	2,663

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises).

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc,).

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.	The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basel Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basel, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

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Counterparty Risk

Within the credit risk, there is a concept that, due to its specific characteristics, it requires a special management: the Counterparty Credit Risk.

Counterparty Credit Risk (CCR) is defined as the risk that may arise from total or partial breach of the financial obligations contracted with the entity. It is a bilateral credit risk, as it may affect both parties of the transaction, and it is uncertain, since it is conditioned by the behaviour of markets, which are volatile.

The financial securities that generates this exposure are the financial derivatives, repurchase agreements (REPOs) and security lending. The management and control of this type of credit risk is carried out by a specific team with an organizational structure independent from the business teams.

For the control of the counterparty credit lines, the Equivalent Credit Risk (REC) is used. The REC is the metric that represents the peak exposure or the highest potential future exposure value at a specific time interval and it can be obtained in the following ways:

•	Gross REC: it measures the exposure without considering netting and collateral agreements. It´s obtained at a transaction level and at other levels of aggregation.

•	Net REC: it measures the exposure considering netting and collateral agreements and personal or financial guarantees. It´s calculated at a netting agreement level and at other levels of aggregation.

In addition to the Counterparty Risk, there is the issuing risk, which is generated by the acquisition and / or direct disposal of public and private instruments of authorized securities and the Settlement Risk, also known for Herstatt risk for FX trading, is the risk that is generated in the exchange of securities when one of the parties fails to deliver the securities/currency/cash, committed by contract, having received the amount from the other party.

The control of Counterparty Risk is performed in a daily basis using the Interactive Risk Integrated System (IRIS), which allows to know the credit line availability for all the counterparties, for any of the instruments already mentioned and term.

For the process of control for this risk, Financial Risk Division oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Risk Management Committee, with respect to the limits to Counterparty Credit Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. Also, in a monthly basis, is presented to the Risk Management Committee the present value of the expected loss for the actual portfolio of derivatives and repos in a base scenario and two other stressed scenarios (LGD and PD).

Currently, Banco Santander has lines of counterparty credit risk with the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit and Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Credit Risk and Issuer Risk of Banco Santander for the 3Q of 2021:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Jul-21	Aug-21	Sep-21	Average
Sovereign Risk, Development Banking and Financial Institutions	806.91	819.53	707.17	777.87
Corporates	434.49	412.98	373.36	406.94
Project Finance	279.76	274.69	274.69	276.38
Companies	195.90	168.07	143.11	169.03
Mart to Market
Millions of U.S. Dollars
Segment	Jul-21	Aug-21	Sep-21	Average
Sovereign Risk, Development Banking and Financial Institutions	21,723.58	21,815.08	22,697.27	22,078.64
Corporates	(332.76)	(362.43)	(399.75)	(364.98)
Project Finance	170.77	165.29	127.78	154.61
Companies	21,723.58	21,815.08	22,697.27	22,078.64

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Weighted Rating
Segment	Jul-21	Aug-21	Sep-21	Average
Sovereign Risk, Development Banking and Financial Institutions	6.10	4.45	6.10	5.55
Corporates	6.12	6.34	6.21	6.22
Project Finance	5.46	5.82	5.48	5.59
Companies	5.25	5.64	5.49	5.46

The average rating was calculated by weighting internal rating by exposure

Equivalent Net Credit Risk of the lines of Issuer Risk of Banco Santander for the 3Q of 2021:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Jul-21	Aug-21	Sep-21	Average
Sovereign Risk, Development Banking and Financial Institutions	22,642.98	22,731.22	23,438.91	22,937.70
Corporates	65.91	63.25	62.02	63.72
Project Finance	0.00	0.00	0.00	0.00
Companies	0.00	0.00	0.00	0.00

The equivalent credit risk lines maximum gross counterparty risk of Banco Santander as of the end of the 3Q of 2021, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Gross REC distribution
Type of Derivative	End of 3Q21
Interest Rate Derivatives	39.93%
Exchange Rate Derivatives	59.92%
Bonds Derivatives	0.00%
Equity Derivatives	0.15%
Total	100.00%

The Expected Loss of Banco Santander at the end of the quarter of 2021, and the quarterly average of the expected loss of the lines of Counterparty risk of Banco Santander are:

Expected Loss
Millions of U.S. Dollars
Segment	Jul-21	Aug-21	Sep-21	Average
Sovereign Risk, Development Banking and Financial Institutions	1.73	1.62	1.66	1.67
Corporates	4.06	2.83	2.78	3.22
Project Finance	2.61	2.79	1.80	2.40
Companies	1.45	1.17	1.42	1.35

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Banco Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the 3Q of 2021:

Warranty
Average
Cash	68.20%
Debt issued by the Mexican Government	13.96%
Debt issued by Sovereigns other than the Mexico	17.84%

Note: In the event that the credit rating of Banco Santander is lowered, there would be no impact on the amount of real guarantees that the Institution would have to provide, because the guarantee contracts with a threshold greater than 0 are unilateral in favor of the Institution.

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement. In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty. These

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amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement. The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve. There are two types of margins for derivatives:

•	Variation Margin: it refers to collateral delivered by a counterparty to another counterparty in order to meet its obligations under one or more transactions between the parties, as a result of a change in the value of such obligations since the last time those collaterals were delivered.

•	Initial Margin: it refers to the collateral received by a counterparty to cover its current and future exposure in the interval between the last receipt of margin and the settlement of positions or the coverage of market risk after a default by the other counterparty.

The control of wrong-way risk is also performed by the counterparty credit risk team. This risk occurs when the "exposure to a counterparty is adversely correlated with the credit quality of that counterparty", in short it arises when default risk and credit exposure increase together. In Banco Santander (Mexico) the deals with wrong-way risk receive a special treatment, they are not included in the netting set and must have an independent CSA, so the exposure is limited.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Banco Santander and the application of fines, with respect to the transactions carried out by Banco Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Banco Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore, it also requires to establish policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves mainly the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Banco Santander México; this includes:

-	Risk appetite, defined as the level of risk that the Bank is willing to accept

-	Loss annual budget, ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c) Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize, develop a cost-benefit study and indicators should be implemented to help us evaluate the effectiveness of these actions.

e) Reporting; the Operational Risk profile and performance of the Operational Risk environment is presented on a regular basis in Bank Committees.

Banco Santander México had an average monthly loss of Ps.59 million for operational risk in general to the first quarter of 2021.

Since December 2016, Banco Santander México applies the Alternate Standard Approach (ASA) for operational risk capital requirements.

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Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Banco Santander.

Banco Santander México has adopted a corporate model for the management of technological risk (which includes cyber risks), integrated into the service and support processes of the technological areas, to identify, evaluate, monitor, control, mitigate and report the technological risks to which the operation is exposed. This model allows the establishment of control measures to reduce the probability of risks materializing or, minimize the impact of those risks.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Banco Santander are approved by the “Comité de Comercialización” and by the “Comité Corporativo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporaivo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Banco Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.  Methodology of Valuation

1)	Trading purposes

a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, Monte Carlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Banco Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a quarter party.

2)	Hedging purposes

In the performance of its commercial banking activities, Banco Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Banco Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

Earnings Release | 3Q.2021
Banco Santander México	100

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Banco Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Banco Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Banco Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.  Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.  Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the quarter of 2016, Banco Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

Earnings Release | 3Q.2021
Banco Santander México	101

During the third quarter of 2021, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Summary of Derivative Financial Instruments
Million Pesos as of September 30th, 2021

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Foreign Currency	Trading	414,704	(1,460)	2,075
Forwards	Equity	Trading	0	0	(7)

Futures	Foreign Currency	Trading	14,453	0	0
Futures	Market Index	Trading	219	0	0

Options	Equity	Trading	4,714	(1,586)	(1,681)
Options	Foreign Currency	Trading	132,747	(333)	(395)
Options	Market Index	Trading	711	10	28
Options	Interest Rate	Trading	132,899	(44)	(98)

Swaps	Cross Currency	Trading	879,826	1,626	2,901
Swaps	Interest Rate	Trading	7,475,014	2,513	2,904
Swaps	Equity	Trading	450	(315)	(76)

Forwards	Foreign Currency	Hedging	66,323	4,594	2,409

Swaps	Cross Currency	Hedging	43,031	(4,280)	(4,172)
Swaps	Interest Rate	Hedging	56,291	570	(269)

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the third quarter of 2021, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the third quarter of 2021, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions
CAPS AND FLOORS	313	9
EQUITY FORWARD	3	0
OTC EQ	82	29
OTC FX	1,155	320
SWAPTIONS	0	0
FX FORWARD	4,877	148
IRS	974	405
CCS	72	4
EQUITY SWAP	0	0

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

Earnings Release | 3Q.2021
Banco Santander México	102

During the third quarter of 2021, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the second. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1%of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the third quarter of 2021:

Sensitivity Analysis
Million pesos
Total Rate Sensitivity
	Pesos	Other Currencies
Sens. a 1 Bp	(1.57)	1.23

Vega Risk factor
	EQ	FX	IR
Total	0.11	5.78	0.75

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	(0.10)	(2.26)

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Banco Santander with respect to risk factors.

Earnings Release | 3Q.2021
Banco Santander México	103

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Banco Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Banco Santander, in millions of Mexican pesos for each stress scenario, as of the end of the third quarter of 2021:

Summary of Stress Test
Million pesos

Risk Profile	Stress all factors
Probable scenario	(6)
Remote scenario	1,210
Possible scenario	88

24. Disclosure of the Liquidity Coverage Ratio

24. Disclosure of the Liquidity Coverage Ratio

On December 31st, 2014, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014.

These regulations came into effect on January 1st, 2015.

During the third quarter of 2021, the weighted average CCL for the Bank is 329.68%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

Earnings Release | 3Q.2021
Banco Santander México	104

Million pesos		Amount unweighted (average)	Weighted amount (average)

Liquidity Assets
1	Total high-quality liquid assets	Not applicable	215,011
Cash Outflows
2	Unsecured retail financing	279,574	15,307
3	Stable funding	253,009	12,650
4	Less stable funding	26,565	2,657
5	Unsecured wholesale funding	459,669	168,278
6	Operational deposits	250,210	57,665
7	Non-operational deposits	185,429	86,583
8	Unsecured debt	24,030	24,030
9	Secured wholesale funding	Not applicable	289
10	Additional requirements:	200,638	22,558
11	Outflows related to derivatives exposures and other collateral requirements	31,008	12,562
12	Outflows related to loss of funding on debt products	0	0
13	Credit and liquidity facilities	169,630	9,996
14	Other contractual funding obligations	83,708	136
15	Other contingent funding obligations	11,635	11,635
16	Total Cash Out	Not applicable	218,203
Cash Inflows
17	Cash inflows secured transactions	100,747	2,149
18	Cash inflows from operations unsecured	175,263	148,242
19	Other cash inflows	3,933	3,933
20	Total Cash Inflows	279,942	154,325
	Total adjusted value
21	Total of Eligible Liquid Assets	Not applicable	215,011
22	Total Net Cash Out	Not applicable	69,465
23	Liquidity Coverage Ratio	Not applicable	329.68%

The presented numbers are subject to review and therefore they might suffer changes.

Notes related to the Liquidity Coverage Ratio

a)  Natural days contemplated in the quarterly report.

• 92 days.

b)  Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

•	During the third quarter, the ratio grows consistent with the deposits and the dollar issuance carried out on September 15 for 700 million dollars.

c)  Changes of major components within the quarter report.

•	During the third quarter, the ratio grows consistent with the deposits and the dollar issuance carried out on September 15 for 700 million dollars.

d)  Evolution of the composition of the Eligible and Computable Liquid Assets.

•	The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)  Concentration of funding sources.

•	The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•	In addition, the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

f)  Exposures in financial derivative instruments and possible margin calls.

•	Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

Earnings Release | 3Q.2021
Banco Santander México	105

g)  Currency mismatch.

• Performed analyses don’t show any significant vulnerability in Currency mismatch.

h)  Description of the level of centralization of liquidity management and interaction between the units of the group.

•	Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", and any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

• The liquidity management of all Bank subsidiaries is centralized.

i)  Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•	The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

Additional notes for the previous quarter

I.  Quantitative information:

a)  The concentration limits for different groups of guarantees received and major sources of financing.

•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)	Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

• Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

• The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

• The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 2Q21, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

30/06/2021	Term	Amount
Million pesos
Consolidated	90 days	272,438
Local Currency	90 days	145,439
Foreign Currency	30 days	138,471
c)	Balance sheet maturity liquidity gap including off balance sheet accounts.

• The table below shows the liquidity gap of our assets and liabilities using maturity dates as of June 30, 2021. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

Earnings Release | 3Q.2021
Banco Santander México	106

Million pesos	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive

Money Market	116,959	39,339	0	0	0	0	0	0	77,620
Loans	957,622	58,103	91,163	71,579	106,861	260,509	119,724	248,933	750
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	4,826	0	0	0	0	0	0	0	4,826
Securities	649,285	78,744	5,294	6,724	64,749	75,328	107,371	42,296	268,778
Permanent	17,052	0	0	0	0	0	0	0	17,052
Other Balance Sheet Assets	2,487,425	0	0	0	0	0	0	0	2,487,425
Total Balance Sheet Assets	4,233,168	176,186	96,456	78,303	171,610	335,837	227,095	291,230	2,856,451
Money Market	(199,605)	(83,339)	(242)	0	0	0	0	0	(116,024)
Deposits	(729,761)	(266,518)	(29,124)	(15,930)	(16,792)	(47,396)	(36,021)	(317,981)	0
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	0	0	0	0	0	0	0	0	0
Long-Term Funding	(195,221)	(7,542)	(16,045)	(11,631)	(27,156)	(64,700)	(48,088)	(1,436)	(18,623)
Equity	(159,863)	0	0	0	0	0	0	0	(159,863)
Other Balance Sheet Liabilities	(2,511,729)	0	0	0	0	0	0	0	(2,511,729)
Total Balance Sheet Liabilities	(3,796,178)	(357,399)	(45,411)	(27,561)	(43,947)	(112,096)	(84,109)	(319,417)	(2,806,239)
Total Balance Sheet Gap	436,989	(181,213)	51,046	50,742	127,663	223,741	142,986	(28,187)	50,212
Total Off-Balance Sheet Gap	6,986	(18,605)	66	(5)	114	6,585	1,964	3,010	13,856
Total Structural Gap		(185,253)	51,035	50,247	126,900	229,709	144,950	(25,177)	51,566
Accumulated Gap		(415,434)	(134,218)	(83,972)	(5,356)	272,637	417,587	392,410	443,975

II.  Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

• Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

• The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

• Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

• The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

• The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

• The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

• The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

• The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

On April 8th the Banking Liquidity Regulatory Committee held a meeting and approved some exceptions to the established Liquidity Requirements (CCL). Those exceptions are listed below:

• Liquid assets that were eligible as liquid assets as of February 28th, 2020 may continue to be considered as such, even if they would otherwise no longer be eligible as a result of the volatility in financial markets in recent weeks.

Earnings Release | 3Q.2021
Banco Santander México	107

• The liquidity reserves calculation for potential margin calls and valuation changes of portfolios of derivatives (LBA) may exclude data for March 2020.

• Temporary exceptions are granted to some corrective measures indicated in the Liquidity Requirements, like not considering an institution to not comply with the CCL if it is classified in scenarios III, IV or V of the Liquidity Requirements. The aforementioned exceptions initially was in place for six months starting on February 28th, 2020, however Banxico and the CNBV has so far determined extend it indefinitely.

By applying some of the exceptions mentioned, the CCL is 329.68%, according to the format reported above.

25. Underlying Assets

25. Underlying Assets

General data and stock market information

Each of the Series of this issue may be related, individually or jointly, pursuant to the provisions of the fourth paragraph of article 66 of the Mexican Exchange Law, to any of the following securities for which, during the last three years and up to date, no material suspensions have occurred in their trading.

The Issuer shall publish on to monthly basis at the Internet site https://www.santander.com.mx/personas/regulacion/titulos.html,the information regarding the behavior of the Underlying Assets of the Series in effect.

Shares

For more information regarding stocks, investors may consult the following Internet sites

www.bmv.com.mx

www.bloomberg.com

Bloomberg page does not constitute a part of the prospectus and consequently, the Commission did not review it.

Some Issuers have a Market Maker. The effect of the performance of the market maker is reflected as an increase in the levels of operation and an improvement in the bid-offer spread of the prices of the stocks of the corresponding Issuer.

Stock	Ticker
Alibaba Group Holding Limited	BABA N
The Boeing Company	BA*
Facebook, Inc.	FB*
iShares Global Energy ETF	ICLN*
Intel Corporation	INTC*
MercadoLibre Inc.	MELI*
NVIDIA Corporation	NVDA*
Paypal Holdings, Inc.	PYPL*
Sanofi	SAN1 N
Spotify Technology S.A.	SPOT N
Tesla Motors, Inc.	TSLA*
Uber Technologies, Inc.	UBER*
Materials Select Sector SPDR	XLB*
Energy Select Sector SPDR	XLE*
Health Care Sector SPDR	XLV*

i)	Alibaba Group Holding Limited (BABA N)

Stock Market where it is quoted

New York Stock Exchange

Description:

Alibaba Group Holding Limited operates as a holding company. It offers internet infrastructure, e-commerce, online financial services, and internet content through its subsidiaries. It offers its products and services all over the world.

Earnings Release | 3Q.2021
Banco Santander México	108

Historical Evolution:

Comparison base: September 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	86.79	108.41	11,936,126.94
2017	87.81	191.19	14,977,632.62
2018	131.89	210.86	20,258,630.77
2019	130.60	216.38	15,983,655.91
2020	176.34	317.14	19,206,193.89
2nd Sem. 2019	153.67	216.38	15,922,763.10
1st Sem. 2020	176.34	230.48	18,380,656.76
2nd Sem. 2020	215.95	317.14	20,022,757.78
1st Sem. 2021	206.08	270.83	17,241,161.16
April 2021	223.31	244.01	16,195,524.53
May 2021	206.08	230.95	17,481,075.13
June 2021	209.32	229.44	13,401,333.33
July 2021	186.07	221.87	19,872,519.06
August 2021	157.96	200.71	30,528,108.77
September 2021	145.08	175.16	22,620,027.33

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 3Q.2021
Banco Santander México	109

Quantitative examples that illustrate possible gains or losses

BAB202L DC045

Market price	Observed price	Observation dates 1 to 3	Observation dates 1 to 3	Observation date 4
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
13.23	5.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
26.45	10.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
39.68	15.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
52.90	20.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
66.13	25.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
79.35	30.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
92.58	35.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
105.80	40.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
119.03	45.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
132.26	50.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
145.48	55.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
158.71	60.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
171.93	65.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
185.16	70.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
198.38	75.00	Ps. 0.00	Ps. 0.00	Ps. 85.00
211.61	80.00	Ps. 0.00	Ps. 0.00	Ps. 90.00
224.83	85.00	Ps. 0.00	Ps. 0.00	Ps. 95.00
238.06	90.00	Ps. 3.10	Ps. 0.00	Ps. 103.10
251.28	95.00	Ps. 3.10	Ps. 0.00	Ps. 103.10
264.51	100.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
277.74	105.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
290.96	110.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
304.19	115.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
317.41	120.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
330.64	125.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
343.86	130.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
357.09	135.00	Ps. 0.00	Ps. 103.10	Ps. 103.10
370.31	140.00	Ps. 0.00	Ps. 103.10	Ps. 103.10

Earnings Release | 3Q.2021
Banco Santander México	110

BAB204L DC046

Market price	Observed price	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	0.00	Ps. 0.00
6.88	3.00	0.00	Ps. 3.00
18.35	8.00	0.00	Ps. 8.00
29.82	13.00	0.00	Ps. 13.00
41.28	18.00	0.00	Ps. 18.00
52.75	23.00	0.00	Ps. 23.00
64.22	28.00	0.00	Ps. 28.00
75.69	33.00	0.00	Ps. 33.00
87.15	38.00	0.00	Ps. 38.00
98.62	43.00	0.00	Ps. 43.00
110.09	48.00	0.00	Ps. 48.00
121.56	53.00	0.00	Ps. 53.00
133.02	58.00	0.00	Ps. 58.00
144.49	63.00	0.00	Ps. 63.00
155.96	68.00	0.00	Ps. 68.00
167.43	73.00	0.00	Ps. 73.00
178.89	78.00	0.00	Ps. 78.00
190.36	83.00	0.00	Ps. 83.00
201.83	88.00	0.00	Ps. 88.00
213.30	93.00	0.00	Ps. 93.00
224.76	98.00	0.00	Ps. 100.00
236.23	103.00	104.60	Ps. 104.60
247.70	108.00	104.60	Ps. 104.60
259.17	113.00	104.60	Ps. 104.60
270.63	118.00	104.60	Ps. 104.60
282.10	123.00	104.60	Ps. 104.60
293.57	128.00	104.60	Ps. 104.60
305.04	133.00	104.60	Ps. 104.60
316.50	138.00	104.60	Ps. 104.60

ii)	The Boeing Company (BA*)

Stock Market where it is quoted

Earnings Release | 3Q.2021
Banco Santander México	111

New York Stock Exchange

Description:

The Boeing Company and subsidiaries develop, produce and trade commercial jets, as well as provide related support services to the global airline industry. It also studies, develops, produces, modifies, and supports information, space and defense systems, including military aircraft, helicopters, and space and missile systems.

Historical Evolution:

Comparison base: September 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	131.74	157.81	3,300,613.86
2017	155.68	297.90	3,285,889.52
2018	294.16	392.30	4,415,244.54
2019	310.90	440.62	5,294,491.25
2020	95.01	347.45	27,674,032.11
2nd Sem. 2019	320.42	386.89	4,736,147.08
1st Sem. 2020	95.01	347.45	30,977,849.81
2nd Sem. 2020	144.39	238.17	24,406,125.47
1st Sem. 2021	194.03	269.19	13,975,187.27
April 2021	234.06	259.36	12,350,445.87
May 2021	220.78	250.70	12,642,307.45
June 2021	235.76	255.62	11,464,252.97
July 2021	206.99	239.73	12,834,444.29
August 2021	212.16	239.49	8,285,449.61
September 2021	208.51	225.36	8,538,820.83

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

BAG204L DC008

Earnings Release | 3Q.2021
Banco Santander México	112

Market price	Observed price	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00
7.52	3.00	Ps. 0.00	Ps. 3.00
20.04	8.00	Ps. 0.00	Ps. 8.00
32.57	13.00	Ps. 0.00	Ps. 13.00
45.09	18.00	Ps. 0.00	Ps. 18.00
57.62	23.00	Ps. 0.00	Ps. 23.00
70.15	28.00	Ps. 0.00	Ps. 28.00
82.67	33.00	Ps. 0.00	Ps. 33.00
95.20	38.00	Ps. 0.00	Ps. 38.00
107.72	43.00	Ps. 0.00	Ps. 43.00
120.25	48.00	Ps. 0.00	Ps. 48.00
132.78	53.00	Ps. 0.00	Ps. 53.00
145.30	58.00	Ps. 0.00	Ps. 58.00
157.83	63.00	Ps. 0.00	Ps. 63.00
170.35	68.00	Ps. 0.00	Ps. 68.00
182.88	73.00	Ps. 0.00	Ps. 73.00
195.41	78.00	Ps. 0.00	Ps. 78.00
207.93	83.00	Ps. 0.00	Ps. 83.00
220.46	88.00	Ps. 0.00	Ps. 88.00
232.98	93.00	Ps. 0.00	Ps. 93.00
245.51	98.00	Ps. 0.00	Ps. 100.00
258.04	103.00	Ps. 106.30	Ps. 106.30
270.56	108.00	Ps. 106.30	Ps. 106.30
283.09	113.00	Ps. 106.30	Ps. 106.30
295.61	118.00	Ps. 106.30	Ps. 106.30
308.14	123.00	Ps. 106.30	Ps. 106.30
320.67	128.00	Ps. 106.30	Ps. 106.30
333.19	133.00	Ps. 106.30	Ps. 106.30
345.72	138.00	Ps. 106.30	Ps. 106.30

iii)	Facebook Inc. (FB*)

Stock Market where it is quoted

Nasdaq

Earnings Release | 3Q.2021
Banco Santander México	113

Description:

Facebook, Inc. operates a social networking website. The Company website allows people to communicate with their family, friends, and coworkers. Facebook develops technologies that facilitate the sharing of information, photographs, website links, and videos. Facebook users have the ability to share and restrict information based on their own specific criteria.

Historical Evolution:

Comparison base: September 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	115.05	133.28	21,118,107.57
2017	115.05	183.03	16,674,596.54
2018	124.06	217.50	27,262,166.58
2019	131.09	208.10	16,094,515.08
2020	146.01	303.91	22,624,224.43
2nd Sem. 2019	174.60	208.10	13,950,083.22
1st Sem. 2020	146.01	242.24	23,485,350.38
2nd Sem. 2020	230.12	303.91	21,772,458.53
1st Sem. 2021	245.64	355.64	19,164,354.15
April 2021	296.52	329.51	18,911,426.73
May 2021	302.55	332.75	17,410,424.39
June 2021	326.04	355.64	15,794,428.97
July 2021	336.95	373.28	16,175,867.84
August 2021	351.24	380.66	10,135,428.35
September 2021	339.39	382.18	15,798,966.80

Historical Volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

FBK205L DC094

Earnings Release | 3Q.2021
Banco Santander México	114

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	0.00	0.00	Ps. 70.00
15.68	5.00	0.00	0.00	Ps. 70.00
31.36	10.00	0.00	0.00	Ps. 70.00
47.04	15.00	0.00	0.00	Ps. 70.00
62.72	20.00	0.00	0.00	Ps. 70.00
78.40	25.00	0.00	0.00	Ps. 70.00
94.08	30.00	0.00	0.00	Ps. 70.00
109.76	35.00	0.00	0.00	Ps. 70.00
125.44	40.00	0.00	0.00	Ps. 70.00
141.12	45.00	0.00	0.00	Ps. 70.00
156.80	50.00	0.00	0.00	Ps. 70.00
172.47	55.00	0.00	0.00	Ps. 70.00
188.15	60.00	0.00	0.00	Ps. 70.00
203.83	65.00	0.00	0.00	Ps. 75.00
219.51	70.00	0.00	0.00	Ps. 80.00
235.19	75.00	0.00	0.00	Ps. 85.00
250.87	80.00	0.00	0.00	Ps. 90.00
266.55	85.00	0.00	0.00	Ps. 95.00
282.23	90.00	2.40	0.00	Ps. 102.40
297.91	95.00	2.40	0.00	Ps. 102.40
313.59	100.00	0.00	102.40	Ps. 102.40
329.27	105.00	0.00	102.40	Ps. 102.40
344.95	110.00	0.00	102.40	Ps. 102.40
360.63	115.00	0.00	102.40	Ps. 102.40
376.31	120.00	0.00	102.40	Ps. 102.40
391.99	125.00	0.00	102.40	Ps. 102.40
407.67	130.00	0.00	102.40	Ps. 102.40
423.35	135.00	0.00	102.40	Ps. 102.40
439.03	140.00	0.00	102.40	Ps. 102.40

iv)	iShares Global Energy ETF (ICLN*)

Stock Market where it is quoted

Nasdaq

Earnings Release | 3Q.2021
Banco Santander México	115

Description:

iShares Global Energy ETF is a US-incorporated exchange-traded fund that tracks the performance of the S&P Global Clean Energy Index. It has stocks in energy, industrials, technology, and services that can be classified predominantly as mid-cap. Weight these stocks using a Market Cap Methodology.

Historical Evolution:

Comparison base: September 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	7.77	9.26	57,621.33
2017	7.88	9.33	64,195.85
2018	7.91	10.02	93,846.90
2019	8.25	11.81	240,577.25
2020	8.33	28.29	1,965,204.20
2nd Sem. 2019	10.38	11.81	324,746.97
1st Sem. 2020	8.33	14.24	830,723.70
2nd Sem. 2020	12.68	28.29	3,087,353.40
1st Sem. 2021	20.71	33.41	7,286,181.35
April 2021	23.00	24.62	6,579,975.43
May 2021	20.71	23.24	5,596,489.19
June 2021	22.09	23.81	3,968,728.03
July 2021	21.94	23.65	3,803,279.23
August 2021	22.18	23.35	3,045,691.77
September 2021	21.65	23.79	3,843,343.03

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 3Q.2021
Banco Santander México	116

Quantitative examples that illustrate possible gains or losses

ICL211R DC003

Observed price	Market price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
5.00	1.16	Ps. 90.00
10.00	2.32	Ps. 90.00
15.00	3.49	Ps. 90.00
20.00	4.65	Ps. 90.00
25.00	5.81	Ps. 90.00
30.00	6.97	Ps. 90.00
35.00	8.13	Ps. 90.00
40.00	9.30	Ps. 90.00
45.00	10.46	Ps. 90.00
50.00	11.62	Ps. 90.00
55.00	12.78	Ps. 90.00
60.00	13.94	Ps. 90.00
65.00	15.11	Ps. 90.00
70.00	16.27	Ps. 90.00
75.00	17.43	Ps. 90.00
80.00	18.59	Ps. 90.00
85.00	19.75	Ps. 90.00
89.00	20.68	Ps. 90.00
95.00	22.08	Ps. 95.00
100.00	23.24	Ps. 100.00
101.00	23.47	Ps. 100.00
102.00	23.70	Ps. 100.00
102.50	23.82	Ps. 100.00
103.00	23.94	Ps. 100.68
110.00	25.56	Ps. 110.20
111.00	25.80	Ps. 111.56
116.01	26.96	Ps. 118.37
132.01	30.68	Ps. 140.13
132.50	30.79	Ps. 114.00
133.01	30.91	Ps. 114.00
134.01	31.14	Ps. 114.00
135.01	31.38	Ps. 114.00

Earnings Release | 3Q.2021
Banco Santander México	117

ICL211L DC004

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 2	Exercise date 3
0.00	0.00	0.00	0.00	Ps. 70.00
1.10	5.00	0.00	0.00	Ps. 70.00
2.20	10.00	0.00	0.00	Ps. 70.00
3.30	15.00	0.00	0.00	Ps. 70.00
4.39	20.00	0.00	0.00	Ps. 70.00
5.49	25.00	0.00	0.00	Ps. 70.00
6.59	30.00	0.00	0.00	Ps. 70.00
7.69	35.00	0.00	0.00	Ps. 70.00
8.79	40.00	0.00	0.00	Ps. 70.00
9.89	45.00	0.00	0.00	Ps. 70.00
10.99	50.00	0.00	0.00	Ps. 70.00
12.08	55.00	0.00	0.00	Ps. 70.00
13.18	60.00	0.00	0.00	Ps. 70.00
14.28	65.00	0.00	0.00	Ps. 70.00
15.38	70.00	0.00	0.00	Ps. 70.00
16.48	75.00	0.00	0.00	Ps. 75.00
17.58	80.00	0.00	0.00	Ps. 80.00
18.67	85.00	0.00	0.00	Ps. 85.00
19.77	90.00	0.00	0.00	Ps. 90.00
20.87	95.00	0.00	0.00	Ps. 95.00
21.97	100.00	0.00	108.90	Ps. 100.00
23.07	105.00	0.00	108.90	Ps. 105.00
24.17	110.00	0.00	108.90	Ps. 110.00
25.27	115.00	0.00	108.90	Ps. 115.00
26.36	120.00	0.00	108.90	Ps. 120.00
27.46	125.00	0.00	108.90	Ps. 125.00
28.56	130.00	0.00	108.90	Ps. 130.00
29.66	135.00	0.00	108.90	Ps. 135.00
30.76	140.00	0.00	108.90	Ps. 140.00

Earnings Release | 3Q.2021
Banco Santander México	118

ICL211L DC005

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 2	Exercise date 3
0.00	0.00	0.00	0.00	Ps. 70.00
1.07	5.00	0.00	0.00	Ps. 70.00
2.14	10.00	0.00	0.00	Ps. 70.00
3.21	15.00	0.00	0.00	Ps. 70.00
4.28	20.00	0.00	0.00	Ps. 70.00
5.35	25.00	0.00	0.00	Ps. 70.00
6.41	30.00	0.00	0.00	Ps. 70.00
7.48	35.00	0.00	0.00	Ps. 70.00
8.55	40.00	0.00	0.00	Ps. 70.00
9.62	45.00	0.00	0.00	Ps. 70.00
10.69	50.00	0.00	0.00	Ps. 70.00
11.76	55.00	0.00	0.00	Ps. 70.00
12.83	60.00	0.00	0.00	Ps. 70.00
13.90	65.00	0.00	0.00	Ps. 70.00
14.97	70.00	0.00	0.00	Ps. 70.00
16.04	75.00	0.00	0.00	Ps. 75.00
17.10	80.00	0.00	0.00	Ps. 80.00
18.17	85.00	0.00	0.00	Ps. 85.00
19.24	90.00	0.00	0.00	Ps. 90.00
20.31	95.00	0.00	0.00	Ps. 95.00
21.38	100.00	0.00	108.58	Ps. 100.00
22.45	105.00	0.00	108.58	Ps. 105.00
23.52	110.00	0.00	108.58	Ps. 110.00
24.59	115.00	0.00	108.58	Ps. 115.00
25.66	120.00	0.00	108.58	Ps. 120.00
26.73	125.00	0.00	108.58	Ps. 125.00
27.79	130.00	0.00	108.58	Ps. 130.00
28.86	135.00	0.00	108.58	Ps. 135.00
29.93	140.00	0.00	108.58	Ps. 140.00

v)	Intel Corporation (INTC*)

Earnings Release | 3Q.2021
Banco Santander México	119

Stock Market where it is quoted

Nasdaq

Description:

Intel Corporation designs, manufactures, and sells computer components and related products. The company's main products include microprocessors, chip sets, embedded processors, microcontrollers, flash memory, graphics, networking and communications, systems management, software products, conferencing, and digital imaging.

Historical Evolution:

Comparison base: September 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	33.61	38.10	20,010,252.25
2017	33.46	47.56	24,190,031.49
2018	42.42	57.08	30,219,890.01
2019	43.46	60.08	23,182,203.39
2020	44.11	68.47	32,956,109.44
2nd Sem. 2019	44.96	60.08	20,679,652.95
1st Sem. 2020	44.61	68.47	29,363,836.32
2nd Sem. 2020	44.11	61.15	36,509,336.11
1st Sem. 2021	49.67	68.26	32,349,193.28
April 2021	57.53	68.26	33,595,619.03
May 2021	53.62	57.73	24,176,225.90
June 2021	55.26	58.19	24,784,638.07
July 2021	53.00	56.87	26,081,361.97
August 2021	52.01	54.14	18,465,412.52
September 2021	52.87	55.12	19,703,748.17

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

INT112R DC006

Earnings Release | 3Q.2021
Banco Santander México	120

Market price	Observed price	Payment rights (MXN) to maturity
0.00	0.00	Ps. 90.00
5.00	2.57	Ps. 90.00
10.00	5.13	Ps. 90.00
15.00	7.70	Ps. 90.00
20.00	10.27	Ps. 90.00
25.00	12.83	Ps. 90.00
30.00	15.40	Ps. 90.00
35.00	17.97	Ps. 90.00
40.00	20.53	Ps. 90.00
45.00	23.10	Ps. 90.00
50.00	25.67	Ps. 90.00
55.00	28.23	Ps. 90.00
60.00	30.80	Ps. 90.00
65.00	33.36	Ps. 90.00
70.00	35.93	Ps. 90.00
75.00	38.50	Ps. 90.00
80.00	41.06	Ps. 90.00
85.00	43.63	Ps. 90.00
90.00	46.20	Ps. 90.00
95.00	48.76	Ps. 95.00
100.00	51.33	Ps. 100.00
105.00	53.90	Ps. 108.00
110.00	56.46	Ps. 116.00
115.01	59.03	Ps. 124.02
118.01	60.57	Ps. 110.00
120.01	61.60	Ps. 110.00
121.01	62.11	Ps. 110.00
122.01	62.63	Ps. 110.00
123.01	63.14	Ps. 110.00
124.01	63.65	Ps. 110.00

Earnings Release | 3Q.2021
Banco Santander México	121

INT112L DC010

Market price	Observed price	Observation dates 1 to 7	Exercise dates 1 to 7	Exercise date 8
0.00	0.00	0.00	0.00	Ps. 0.00
1.07	5.00	0.00	0.00	Ps. 5.00
2.13	10.00	0.00	0.00	Ps. 10.00
3.20	15.00	0.00	0.00	Ps. 15.00
4.26	20.00	0.00	0.00	Ps. 20.00
5.33	25.00	0.00	0.00	Ps. 25.00
6.40	30.00	0.00	0.00	Ps. 30.00
7.46	35.00	0.00	0.00	Ps. 35.00
8.53	40.00	0.00	0.00	Ps. 40.00
9.59	45.00	0.00	0.00	Ps. 45.00
10.66	50.00	0.00	0.00	Ps. 50.00
11.73	55.00	0.00	0.00	Ps. 55.00
12.79	60.00	0.00	0.00	Ps. 60.00
13.86	65.00	0.00	0.00	Ps. 65.00
14.92	70.00	0.00	0.00	Ps. 70.00
15.99	75.00	0.00	0.00	Ps. 75.00
17.06	80.00	0.84	0.00	Ps. 80.84
18.12	85.00	0.84	0.00	Ps. 100.84
19.19	90.00	0.84	0.00	Ps. 100.84
20.25	95.00	0.84	0.00	Ps. 100.84
21.32	100.00	0.00	100.84	Ps. 100.84
22.39	105.00	0.00	100.84	Ps. 100.84
23.45	110.00	0.00	100.84	Ps. 100.84
24.52	115.00	0.00	100.84	Ps. 100.84
25.58	120.00	0.00	100.84	Ps. 100.84
26.65	125.00	0.00	100.84	Ps. 100.84
27.72	130.00	0.00	100.84	Ps. 100.84
28.78	135.00	0.00	100.84	Ps. 100.84
29.85	140.00	0.00	100.84	Ps. 100.84

Earnings Release | 3Q.2021
Banco Santander México	122

vi)	MercadoLibre Inc. (MELI*)

Stock Market where it is quoted

Nasdaq

Description:

MercadoLibre Inc. operates a commerce website for Latin American markets. It allows individuals and companies to classify articles, make purchases online in auction or fixed price format. Offers classified ads for motor vehicles, boats, airplanes, real estate, and services, as well as Internet payment services.

Historical Evolution:

Comparison base: September 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	151.30	189.83	696,444.22
2017	156.14	329.28	654,072.62
2018	257.52	413.94	758,838.04
2019	292.85	690.10	546,875.16
2020	447.34	1,732.39	560,993.75
2nd Sem. 2019	482.95	690.10	468,868.29
1st Sem. 2020	447.34	985.77	632,196.32
2nd Sem. 2020	956.62	1,732.39	490,565.12
1st Sem. 2021	1,296.65	1,984.34	512,280.61
April 2021	1,503.45	1,623.01	382,685.93
May 2021	1,296.65	1,571.53	505,172.16
June 2021	1,311.53	1,583.00	392,376.73
July 2021	1,497.27	1,641.52	269,213.03
August 2021	1,568.70	1,887.57	364,570.26
September 2021	1,662.99	1,953.83	291,535.90

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 3Q.2021
Banco Santander México	123

Quantitative examples that illustrate possible gains or losses

MLI209L DC006

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
0.00	0	0.00	0.00	Ps. 70
93.37	5	5.00	0.00	Ps. 70
186.75	10	10.00	0.00	Ps. 70
280.12	15	15.00	0.00	Ps. 70
373.49	20	20.00	0.00	Ps. 70
466.86	25	25.00	0.00	Ps. 70
560.24	30	30.00	0.00	Ps. 70
653.61	35	35.00	0.00	Ps. 70
746.98	40	40.00	0.00	Ps. 70
840.35	45	45.00	0.00	Ps. 70
933.73	50	50.00	0.00	Ps. 70
1,027.10	55	55.00	0.00	Ps. 70
1,120.47	60	60.00	0.00	Ps. 70
1,213.84	65	65.00	0.00	Ps. 70
1,307.22	70	70.00	0.00	Ps. 75
1,400.59	75	75.00	0.00	Ps. 80
1,493.96	80	80.00	0.00	Ps. 85
1,587.33	85	85.00	0.00	Ps. 90
1,680.71	90	90.00	0.00	Ps. 95
1,774.08	95	95.00	0.00	Ps. 103.58
1,867.45	100	100.00	103.58	Ps. 103.58
1,960.82	105	105.00	103.58	Ps. 103.58
2,054.20	110	110.00	103.58	Ps. 103.58
2,147.57	115	115.00	103.58	Ps. 103.58
2,240.94	120	120.00	103.58	Ps. 103.58
2,334.31	125	125.00	103.58	Ps. 103.58
2,427.69	130	130.00	103.58	Ps. 103.58
2,521.06	135	135.00	103.58	Ps. 103.58
2,614.43	140	140.00	103.58	Ps. 103.58

Earnings Release | 3Q.2021
Banco Santander México	124

vii)	NVIDIA Corporation (NVDA*)

Stock Market where it is quoted

Nasdaq

Description:

NVIDIA Corporation designs, develops, and markets 3D graphics processors and related software. It offers products that provide interactive 3D graphics to the mainstream personal computer market.

Historical Evolution:

Comparison base: September 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	16.34	29.33	59,265,123.57
2017	23.87	54.24	69,256,317.33
2018	31.77	72.34	55,388,460.76
2019	32.00	59.84	46,934,681.16
2020	49.10	145.62	49,148,669.42
2nd Sem. 2019	37.19	59.84	36,930,634.83
1st Sem. 2020	49.10	95.27	55,120,464.92
2nd Sem. 2020	95.30	145.62	43,241,784.74
1st Sem. 2021	115.93	200.27	35,986,406.83
April 2021	138.12	161.37	30,533,969.07
May 2021	136.65	162.45	37,787,081.81
June 2021	162.65	200.27	49,448,590.80
July 2021	181.61	206.99	36,769,110.06
August 2021	190.40	226.88	29,949,727.61
September 2021	205.17	228.43	24,543,752.40

Earnings Release | 3Q.2021
Banco Santander México	125

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

NVD210L DC110

Market price	Observed price	Exercise dates 1 to 2	Exercise date 3
0.00	0.00	Ps. 0.00	Ps. 70.00
25.74	5.00	Ps. 0.00	Ps. 70.00
51.49	10.00	Ps. 0.00	Ps. 70.00
77.23	15.00	Ps. 0.00	Ps. 70.00
102.97	20.00	Ps. 0.00	Ps. 70.00
128.72	25.00	Ps. 0.00	Ps. 70.00
154.46	30.00	Ps. 0.00	Ps. 70.00
180.20	35.00	Ps. 0.00	Ps. 70.00
205.95	40.00	Ps. 0.00	Ps. 70.00
231.69	45.00	Ps. 0.00	Ps. 70.00
257.44	50.00	Ps. 0.00	Ps. 70.00
283.18	55.00	Ps. 0.00	Ps. 70.00
308.92	60.00	Ps. 0.00	Ps. 70.00
334.67	65.00	Ps. 0.00	Ps. 75.00
360.41	70.00	Ps. 0.00	Ps. 80.00
386.15	75.00	Ps. 0.00	Ps. 85.00
411.90	80.00	Ps. 0.00	Ps. 90.00
437.64	85.00	Ps. 0.00	Ps. 95.00
463.38	90.00	Ps. 0.00	Ps. 100.00
489.13	95.00	Ps. 0.00	Ps. 100.00
514.87	100.00	Ps. 107.25	Ps. 100.00
540.61	105.00	Ps. 107.25	Ps. 107.50
566.36	110.00	Ps. 107.25	Ps. 115.00
592.10	115.00	Ps. 107.25	Ps. 122.50
617.84	120.00	Ps. 107.25	Ps. 130.00
643.59	125.00	Ps. 107.25	Ps. 137.50
669.33	130.00	Ps. 107.25	Ps. 145.00
695.07	135.00	Ps. 107.25	Ps. 152.50
720.82	140.00	Ps. 107.25	Ps. 160.00

Earnings Release | 3Q.2021
Banco Santander México	126

NVD112L DC120

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	0.83	0.00	Ps.12.875
11.03	5.00	0.83	0.00	Ps.17.875
22.07	10.00	0.83	0.00	Ps.22.875
33.10	15.00	0.83	0.00	Ps.27.875
44.14	20.00	0.83	0.00	Ps.32.875
55.17	25.00	0.83	0.00	Ps.37.875
66.20	30.00	0.83	0.00	Ps.42.875
77.24	35.00	0.83	0.00	Ps.47.875
88.27	40.00	0.83	0.00	Ps.52.875
99.31	45.00	0.83	0.00	Ps.57.875
110.34	50.00	0.83	0.00	Ps.62.875
121.37	55.00	0.83	0.00	Ps.67.875
132.41	60.00	0.83	0.00	Ps.72.875
143.44	65.00	0.83	0.00	Ps.77.875
154.48	70.00	0.83	0.00	Ps.82.875
165.51	75.00	0.83	0.00	Ps.87.875
176.54	80.00	0.83	0.00	Ps.92.875
187.58	85.00	0.83	0.00	Ps.97.875
198.61	90.00	0.83	0.00	Ps.101.708
209.65	95.00	0.83	0.00	Ps.101.708
220.68	100.00	0.00	100.83	Ps.101.708
231.71	105.00	0.00	100.83	Ps.101.708
242.75	110.00	0.00	100.83	Ps.101.708
253.78	115.00	0.00	100.83	Ps.101.708
264.82	120.00	0.00	100.83	Ps.101.708
275.85	125.00	0.00	100.83	Ps.101.708
286.88	130.00	0.00	100.83	Ps.101.708
297.92	135.00	0.00	100.83	Ps.101.708
308.95	140.00	0.00	100.83	Ps.101.708

Earnings Release | 3Q.2021
Banco Santander México	127

viii)	Paypal Holdings, Inc. (PYPL*)

Stock Market where it is quoted

Nasdaq

Description:

PayPal Holdings, Inc. provides a technology platform that enables digital and mobile payments for consumers and merchants. Offers solutions for online payments. Serve clients all over the world

Historical Evolution:

Comparison base: September 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	38.34	44.15	8,320,532.38
2017	39.31	78.57	7,755,856.77
2018	71.73	93.07	9,099,226.95
2019	82.09	121.30	6,802,127.56
2020	85.26	243.49	8,792,352.13
2nd Sem. 2019	96.64	121.30	6,653,811.88
1st Sem. 2020	85.26	174.23	9,256,262.07
2nd Sem. 2020	169.81	243.49	8,333,484.69
1st Sem. 2021	226.09	304.79	8,155,617.28
April 2021	247.54	275.43	6,409,518.20
May 2021	239.91	262.29	7,418,981.65
June 2021	257.79	293.65	6,368,332.03
July 2021	275.53	308.53	6,012,173.97
August 2021	268.84	288.66	5,906,831.06
September 2021	259.00	293.26	5,533,514.10

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 3Q.2021
Banco Santander México	128

Quantitative examples that illustrate possible gains or losses

PYL205L DC021

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	0.00	0.00	Ps. 70.00
13.55	5.00	0.00	0.00	Ps. 70.00
27.11	10.00	0.00	0.00	Ps. 70.00
40.66	15.00	0.00	0.00	Ps. 70.00
54.22	20.00	0.00	0.00	Ps. 70.00
67.77	25.00	0.00	0.00	Ps. 70.00
81.33	30.00	0.00	0.00	Ps. 70.00
94.88	35.00	0.00	0.00	Ps. 70.00
108.44	40.00	0.00	0.00	Ps. 70.00
121.99	45.00	0.00	0.00	Ps. 70.00
135.55	50.00	0.00	0.00	Ps. 70.00
149.10	55.00	0.00	0.00	Ps. 70.00
162.65	60.00	0.00	0.00	Ps. 70.00
176.21	65.00	0.00	0.00	Ps. 75.00
189.76	70.00	0.00	0.00	Ps. 80.00
203.32	75.00	0.00	0.00	Ps. 85.00
216.87	80.00	0.00	0.00	Ps. 90.00
230.43	85.00	0.00	0.00	Ps. 95.00
243.98	90.00	2.65	0.00	Ps. 102.65
257.54	95.00	2.65	0.00	Ps. 102.65
271.09	100.00	0.00	102.65	Ps. 102.65
284.64	105.00	0.00	102.65	Ps. 102.65
298.20	110.00	0.00	102.65	Ps. 102.65
311.75	115.00	0.00	102.65	Ps. 102.65
325.31	120.00	0.00	102.65	Ps. 102.65
338.86	125.00	0.00	102.65	Ps. 102.65
352.42	130.00	0.00	102.65	Ps. 102.65
365.97	135.00	0.00	102.65	Ps. 102.65
379.53	140.00	0.00	102.65	Ps. 102.65

Earnings Release | 3Q.2021
Banco Santander México	129

ix)	Sanofi (SAN1 N)

Stock Market where it is quoted

EURONEXT Paris

Description:

Sanofi operates as a pharmaceutical company. The Company manufactures prescription pharmaceuticals and vaccines. Sanofi also develops cardiovascular, thrombosis, metabolic disorder, central nervous system, and oncology medicines and drugs. Sanofi serves customers worldwide.

Historical Evolution:

Comparison base: September 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	67.64	77.59	3,067,668.58
2017	71.85	92.97	2,366,185.20
2018	63.21	80.21	2,782,672.82
2019	72.24	90.86	2,431,145.76
2020	72.05	94.29	2,673,363.16
2nd Sem. 2019	72.24	90.86	2,268,614.47
1st Sem. 2020	72.05	94.12	3,233,393.89
2nd Sem. 2020	76.23	94.29	2,119,419.72
1st Sem. 2021	75.35	89.11	2,070,024.11
April 2021	84.00	87.47	1,729,538.27
May 2021	84.30	88.66	1,841,341.06
June 2021	85.33	89.11	1,823,466.37
July 2021	85.78	88.80	1,683,495.94
August 2021	84.50	90.73	1,492,165.68
September 2021	81.35	88.20	1,973,228.23

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 3Q.2021
Banco Santander México	130

Quantitative examples that illustrate possible gains or losses

SFI207R DC001

Market price	Observed price	Payment rights
0.00	0.00	Ps. 90
4.35	5.00	Ps. 90
8.70	10.00	Ps. 90
13.05	15.00	Ps. 90
17.41	20.00	Ps. 90
21.76	25.00	Ps. 90
26.11	30.00	Ps. 90
30.46	35.00	Ps. 90
34.81	40.00	Ps. 90
39.16	45.00	Ps. 90
43.52	50.00	Ps. 90
47.87	55.00	Ps. 90
52.22	60.00	Ps. 90
56.57	65.00	Ps. 90
60.92	70.00	Ps. 90
65.27	75.00	Ps. 90
69.62	80.00	Ps. 90
73.98	85.00	Ps. 90
78.33	90.00	Ps. 0
82.68	95.00	Ps. 0
87.030	100.00	Ps. 0
91.38	105.00	Ps. 0
95.73	110.00	Ps. 0
100.09	115.00	Ps. 0
104.44	120.00	Ps. 0
108.80	125.00	Ps. 0
113.15	130.00	Ps. 0
117.50	135.00	Ps. 0
121.85	140.00	Ps. 0

Earnings Release | 3Q.2021
Banco Santander México	131

x)	Spotify Technology S.A (SPOT N)

Stock Market where it is quoted

Nasdaq

Description:

Spotify Technology S.A. provides music streaming service. The company offers music with a free service financed by ads or by subscription. Spotify Technology serves customers around the world.

Historical Evolution:

Comparison base: April 2nd, 2018

Period	Minimum price	Maximum price	Average (securities)
2016	—	—	—
2017	—	—	—
2018	106.84	—	—
2019	109.02	157.66	1,528,661.78
2020	117.64	343.30	1,866,541.69
2° Sem. 2019	112.24	157.66	1,288,643.59
1° Sem. 2020	117.64	267.47	2,022,765.20
2° Sem. 2020	231.26	343.30	1,712,016.25
1° Sem. 2021	217.07	364.59	1,553,549.00
April 2021	252.12	299.74	1,581,801.07
May 2021	217.07	252.12	1,554,568.03
June 2021	232.19	275.59	1,300,267.77
July 2021	223.32	268.63	1,352,756.03
August 2021	205.08	234.34	1,553,267.42
September 2021	220.32	254.72	1,221,991.17

Earnings Release | 3Q.2021
Banco Santander México	132

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

SPO207L DC007

Market price	Observed price	Observation dates 1 to 3	Exercise date 1 to 3	Exercise date 4
0.00	0.00	0.00	0.00	Ps. 70.00
13.78	5.00	0.00	0.00	Ps. 70.00
27.56	10.00	0.00	0.00	Ps. 70.00
41.34	15.00	0.00	0.00	Ps. 70.00
55.12	20.00	0.00	0.00	Ps. 70.00
68.90	25.00	0.00	0.00	Ps. 70.00
82.68	30.00	0.00	0.00	Ps. 70.00
96.46	35.00	0.00	0.00	Ps. 70.00
110.24	40.00	0.00	0.00	Ps. 70.00
124.02	45.00	0.00	0.00	Ps. 70.00
137.80	50.00	0.00	0.00	Ps. 70.00
151.57	55.00	0.00	0.00	Ps. 70.00
165.35	60.00	0.00	0.00	Ps. 70.00
179.13	65.00	0.00	0.00	Ps. 75.00
192.91	70.00	0.00	0.00	Ps. 80.00
206.69	75.00	0.00	0.00	Ps. 85.00
220.47	80.00	0.00	0.00	Ps. 90.00
234.25	85.00	0.00	0.00	Ps. 95.00
248.03	90.00	3.80	0.00	Ps. 103.80
261.81	95.00	3.80	0.00	Ps. 103.80
275.59	100.00	0.00	103.80	Ps. 103.80
289.37	105.00	0.00	103.80	Ps. 103.80
303.15	110.00	0.00	103.80	Ps. 103.80
316.93	115.00	0.00	103.80	Ps. 103.80
330.71	120.00	0.00	103.80	Ps. 103.80
344.49	125.00	0.00	103.80	Ps. 103.80
358.27	130.00	0.00	103.80	Ps. 103.80
372.05	135.00	0.00	103.80	Ps. 103.80
385.83	140.00	0.00	103.80	Ps. 103.80

Earnings Release | 3Q.2021
Banco Santander México	133

SPO112L DC008

Market price	Observed price	Observation dates 1 to 4	Exercise date 1 to 4	Exercise date 5
0.00	0.00	0.86	0.00	Ps.13.86
12.95	5.00	0.86	0.00	Ps.18.86
25.90	10.00	0.86	0.00	Ps.23.86
38.86	15.00	0.86	0.00	Ps.28.86
51.81	20.00	0.86	0.00	Ps.33.86
64.76	25.00	0.86	0.00	Ps.38.86
77.71	30.00	0.86	0.00	Ps.43.86
90.66	35.00	0.86	0.00	Ps.48.86
103.62	40.00	0.86	0.00	Ps.53.86
116.57	45.00	0.86	0.00	Ps.58.86
129.52	50.00	0.86	0.00	Ps.63.86
142.47	55.00	0.86	0.00	Ps.68.86
155.42	60.00	0.86	0.00	Ps.73.86
168.38	65.00	0.86	0.00	Ps.78.86
181.33	70.00	0.86	0.00	Ps.83.86
194.28	75.00	0.86	0.00	Ps.88.86
207.23	80.00	0.86	0.00	Ps.93.86
225.36	87.00	0.86	0.00	Ps.101.72
238.32	92.00	0.86	0.00	Ps.101.72
251.27	97.00	0.86	0.00	Ps.101.72
259.04	100.00	0.00	100.86	Ps.101.72
271.99	105.00	0.00	100.86	Ps.101.72
284.94	110.00	0.00	100.86	Ps.101.72
297.90	115.00	0.00	100.86	Ps.101.72
310.85	120.00	0.00	100.86	Ps.101.72
323.80	125.00	0.00	100.86	Ps.101.72
336.75	130.00	0.00	100.86	Ps.101.72
349.70	135.00	0.00	100.86	Ps.101.72
362.66	140.00	0.00	100.86	Ps.101.72

Earnings Release | 3Q.2021
Banco Santander México	134

xi)	Tesla Motors, Inc. (TSLA*)

Stock Market where it is quoted

Nasdaq

Description:

Tesla Motors, Inc. designs, manufactures and markets high-performance electric vehicles and electric vehicle power train components. It has its own sales and service network and sells electric motor train components to other car manufacturers. Serves clients all over the world.

Historical Evolution:

Comparison base: September 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	36.29	43.95	21,227,741.83
2017	42.74	77.00	30,791,567.04
2018	50.11	75.91	43,069,228.16
2019	35.79	86.19	46,931,113.82
2020	72.24	705.67	74,127,073.15
2nd Sem. 2019	42.28	86.19	42,130,915.30
1st Sem. 2020	72.24	215.96	85,054,851.37
2nd Sem. 2020	223.93	705.67	63,318,075.13
1st Sem. 2021	563.00	883.09	32,709,674.34
April 2021	661.75	762.32	31,337,998.20
May 2021	563.46	709.44	30,343,408.90
June 2021	572.84	688.72	23,817,381.33
July 2021	643.38	687.20	21,215,297.03
August 2021	665.71	735.72	17,215,804.06
September 2021	730.17	791.36	18,851,716.07

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 3Q.2021
Banco Santander México	135

Quantitative examples that illustrate possible gains or losses

TSL212L DC065

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 2	Exercise date 3
0.00	0.00	0.00	0.00	Ps. 70.00
25.74	5.00	0.00	0.00	Ps. 70.00
51.49	10.00	0.00	0.00	Ps. 70.00
77.23	15.00	0.00	0.00	Ps. 70.00
102.97	20.00	0.00	0.00	Ps. 70.00
128.72	25.00	0.00	0.00	Ps. 70.00
154.46	30.00	0.00	0.00	Ps. 70.00
180.20	35.00	0.00	0.00	Ps. 70.00
205.95	40.00	0.00	0.00	Ps. 70.00
231.69	45.00	0.00	0.00	Ps. 70.00
257.44	50.00	0.00	0.00	Ps. 70.00
283.18	55.00	0.00	0.00	Ps. 70.00
308.92	60.00	0.00	0.00	Ps. 70.00
334.67	65.00	0.00	0.00	Ps. 70.00
360.41	70.00	0.00	0.00	Ps. 70.00
386.15	75.00	0.00	0.00	Ps. 75.00
411.90	80.00	0.00	0.00	Ps. 80.00
437.64	85.00	0.00	0.00	Ps. 85.00
463.38	90.00	0.00	0.00	Ps. 110.00
489.13	95.00	0.00	0.00	Ps. 105.00
514.87	100.00	0.00	109.10	Ps. 100.00
540.61	105.00	0.00	109.10	Ps. 108.25
566.36	110.00	0.00	109.10	Ps. 116.50
592.10	115.00	0.00	109.10	Ps. 124.75
617.84	120.00	0.00	109.10	Ps. 133.00
643.59	125.00	0.00	109.10	Ps. 141.25
669.33	130.00	0.00	109.10	Ps. 141.25
695.07	135.00	0.00	109.10	Ps. 141.25
720.82	140.00	0.00	109.10	Ps. 141.25

Earnings Release | 3Q.2021
Banco Santander México	136

xii)	Uber Technologies, Inc. (UBER*)

Stock Market where it is quoted:

New York Stock Exchange

Description:

Uber Technologies, Inc. provides ride hailing services. The Company develops applications for road transportation, navigation, ride sharing, and payment processing solutions. Uber Technologies serves customers worldwide.

Historical Evolution:

Comparison base: May 9, 2019

Period	Minimum price	Maximum price	Average (securities)
2016	—	—	—
2017	—	—	—
2018	—	—	—
2019	25.99	N.A.	—
2020	14.82	54.86	28,061,159.23
2nd Sem. 2019	25.99	44.53	18,078,565.85
1st Sem. 2020	14.82	41.27	35,401,344.19
2nd Sem. 2020	29.42	54.86	20,800,758.90
1st Sem. 2021	43.81	63.18	20,171,602.44
April 2021	54.77	60.74	15,518,494.27
May 2021	43.81	54.85	24,996,198.84
June 2021	48.12	51.73	17,531,331.63
July 2021	43.46	51.71	17,320,073.29
August 2021	39.14	44.28	23,429,701.52
September 2021	38.48	47.25	27,272,219.53

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 3Q.2021
Banco Santander México	137

Quantitative examples that illustrate possible gains or losses

UBR208L DC023

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	0.00	0.00	Ps. 70
2.23	5.00	0.00	0.00	Ps. 70
4.47	10.00	0.00	0.00	Ps. 70
6.70	15.00	0.00	0.00	Ps. 70
8.94	20.00	0.00	0.00	Ps. 70
11.17	25.00	0.00	0.00	Ps. 70
13.41	30.00	0.00	0.00	Ps. 70
15.64	35.00	0.00	0.00	Ps. 70
17.88	40.00	0.00	0.00	Ps. 70
20.11	45.00	0.00	0.00	Ps. 70
22.35	50.00	0.00	0.00	Ps. 70
24.58	55.00	0.00	0.00	Ps. 70
26.81	60.00	0.00	0.00	Ps. 70
29.05	65.00	0.00	0.00	Ps. 75
31.28	70.00	0.00	0.00	Ps. 80
33.52	75.00	0.00	0.00	Ps. 85
35.75	80.00	0.00	0.00	Ps. 90
37.99	85.00	0.00	0.00	Ps. 95
40.22	90.00	3.50	0.00	Ps. 103.5
42.46	95.00	3.50	0.00	Ps. 103.5
44.69	100.00	0.00	103.50	Ps. 103.5
46.92	105.00	0.00	103.50	Ps. 103.5
49.16	110.00	0.00	103.50	Ps. 103.5
51.39	115.00	0.00	103.50	Ps. 103.5
53.63	120.00	0.00	103.50	Ps. 103.5
55.86	125.00	0.00	103.50	Ps. 103.5
58.10	130.00	0.00	103.50	Ps. 103.5
60.33	135.00	0.00	103.50	Ps. 103.5
62.57	140.00	0.00	103.50	Ps. 103.5

Earnings Release | 3Q.2021
Banco Santander México	138

xiii)	Materials Select Sector SPDR (XLB*)

Stock Market where it is quoted:

New York Stock Exchange

Description:

Materials Select Sector SPDR Trust is an exchange-traded fund incorporated in the USA. Its objective is to provide investment results that correspond to the performance of the Materials Select Sector Index. It includes companies in the following industries: chemicals, building materials, containers and packaging.

Historical Evolution:

Comparison base: September 30, 2016

Earnings Release | 3Q.2021
Banco Santander México	139

Period	Minimum price	Maximum price	Average (securities)
2016	46.17	51.50	5,189,553.15
2017	49.70	60.64	4,175,340.55
2018	47.34	64.09	7,369,055.30
2019	49.34	61.42	6,258,772.69
2020	38.35	72.39	7,593,030.42
2nd Sem. 2019	54.95	61.42	5,456,128.67
1st Sem. 2020	38.35	61.42	9,156,436.07
2nd Sem. 2020	56.47	72.39	6,046,618.31
1st Sem. 2021	70.64	88.68	7,170,987.41
April 2021	79.26	83.93	5,831,928.17
May 2021	83.04	88.68	6,908,607.90
June 2021	80.74	88.48	7,361,776.97
July 2021	79.35	84.02	7,286,318.16
August 2021	82.94	86.51	6,054,251.35
September 2021	79.11	85.94	7,684,096.30

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

XLB202R DC001

Earnings Release | 3Q.2021
Banco Santander México	140

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
10.00	7.06	Ps. 90.00
20.00	14.13	Ps. 90.00
30.00	21.19	Ps. 90.00
40.00	28.26	Ps. 90.00
50.00	35.32	Ps. 90.00
60.00	42.38	Ps. 90.00
70.00	49.45	Ps. 90.00
80.00	56.51	Ps. 90.00
90.00	63.58	Ps. 90.00
95.00	67.11	Ps. 95.00
96.00	67.81	Ps. 96.00
97.00	68.52	Ps. 97.00
98.00	69.23	Ps. 98.00
99.00	69.93	Ps. 99.00
100.00	70.64	Ps. 100.00
105.00	74.17	Ps. 106.75
110.00	77.70	Ps. 113.50
114.51	80.89	Ps. 119.59
115.01	81.24	Ps. 108.50
116.01	81.95	Ps. 108.50
117.01	82.66	Ps. 108.50
118.01	83.36	Ps. 108.50
119.01	84.07	Ps. 108.50
120.01	84.78	Ps. 108.50

(xvi)	Energy Select Sector SPDR (XLE*)

Stock Market where it is quoted

New York Stock Exchange

Description:

Energy Select Sector SPDR Fund is an exchange-traded fund incorporated in the US It tracks the performance of The Energy Select Sector Index. Holds large cap shares of energy in the US Invests in companies that develop and produce crude oil and natural gas, offer drilling and other related services. Positions are weighted by market cap.

Historical Evolution:

Comparison base: September 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	67.77	77.83	14,204,199.32
2017	62.00	76.17	13,524,920.30
2018	53.84	78.91	16,220,791.77
2019	55.85	68.61	14,052,817.93
2020	23.57	60.87	30,330,118.95
2nd Sem. 2019	55.85	64.44	14,051,855.81
1st Sem. 2020	23.57	60.87	32,986,907.84
2nd Sem. 2020	27.71	41.60	27,702,208.20
1st Sem. 2021	37.90	56.19	31,563,188.91
April 2021	47.07	50.67	26,272,878.60
May 2021	49.39	54.73	29,326,649.74
June 2021	52.39	56.19	29,472,656.90
July 2021	46.96	54.81	27,206,503.00
August 2021	45.79	50.06	24,498,316.35
September 2021	47.24	52.89	29,925,331.07

Earnings Release | 3Q.2021
Banco Santander México	141

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

XLE110R DC013

Earnings Release | 3Q.2021
Banco Santander México	142

Market price	Observed price	Payment rights (MXN)
0	0	Ps.90.00
1.14	3.00	Ps.90.00
2.28	6.00	Ps.90.00
3.42	9.00	Ps.90.00
4.56	12.00	Ps.90.00
5.70	15.00	Ps.90.00
6.84	18.00	Ps.90.00
7.98	21.00	Ps.90.00
9.12	24.00	Ps.90.00
10.26	27.00	Ps.90.00
11.40	30.00	Ps.90.00
12.54	33.00	Ps.90.00
13.68	36.00	Ps.90.00
14.82	39.00	Ps.90.00
15.96	42.00	Ps.90.00
17.10	45.00	Ps.90.00
18.24	48.00	Ps.90.00
19.38	51.00	Ps.90.00
20.52	54.00	Ps.90.00
21.66	57.00	Ps.90.00
22.80	60.00	Ps.90.00
23.94	63.00	Ps.90.00
25.08	66.00	Ps.90.00
26.22	69.00	Ps.90.00
27.36	72.00	Ps.90.00
28.50	75.00	Ps.90.00
29.64	78.00	Ps.90.00
30.78	81.00	Ps.90.00
31.92	84.00	Ps.90.00
33.06	87.00	Ps.90.00
34.20	90.00	Ps.90.00
35.34	93.00	Ps.93.00
36.48	96.00	Ps.96.00
37.62	99.00	Ps.99.00
38.76	102.00	Ps.102.00
39.90	105.00	Ps.105.00
41.04	108.00	Ps.108.00
42.18	111.00	Ps.111.00
43.32	114.00	Ps.114.00
44.46	117.00	Ps.117.00
45.60	120.00	Ps.120.00
46.74	123.00	Ps.123.00
47.88	126.00	Ps.126.00
49.02	129.00	Ps.129.00
50.16	132.00	Ps.132.00
51.30	135.00	Ps.135.00
52.44	138.00	Ps.112.00
53.58	141.00	Ps.112.00
54.72	144.00	Ps.112.00
55.86	147.00	Ps.112.00
57.00	150.00	Ps.112.00
58.14	153.00	Ps.112.00

Earnings Release | 3Q.2021
Banco Santander México	143

(xvii)	Energy Select Sector SPDR (XLV*)

Stock Market where it is quoted

New York Stock Exchange

Description:

Energy Select Sector SPDR Fund is an exchange-traded fund incorporated in the US It tracks the performance of The Energy Select Sector Index. Holds large cap shares of energy in the US Invests in companies that develop and produce crude oil and natural gas, offer drilling and other related services. Positions are weighted by market cap.

Historical Evolution:

Comparison base: September 30, 2016

Period	Minimum price	Maximum price	Average (securities)
2016	66.02	72.20	10,735,307.75
2017	68.94	83.98	7,214,044.55
2018	79.55	95.87	9,722,717.68
2019	83.47	103.11	9,885,136.35
2020	74.62	113.44	10,450,181.77
2nd Sem. 2019	87.95	103.11	8,226,989.13
1st Sem. 2020	74.62	104.73	13,273,916.88
2nd Sem. 2020	100.71	113.44	7,657,139.44
1st Sem. 2021	110.80	126.03	8,811,907.92
April 2021	116.39	123.68	6,816,555.80
May 2021	121.33	124.48	9,238,298.48
June 2021	121.33	126.03	9,015,842.80
July 2021	127.07	132.15	9,333,390.26
August 2021	131.82	136.81	8,387,850.06
September 2021	127.30	136.85	10,464,161.40

Earnings Release | 3Q.2021
Banco Santander México	144

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

XLV203R DC010

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
5.00	5.63	Ps. 90.00
10.00	11.26	Ps. 90.00
15.00	16.89	Ps. 90.00
20.00	22.52	Ps. 90.00
25.00	28.15	Ps. 90.00
30.00	33.78	Ps. 90.00
35.00	29.28	Ps. 90.00
40.00	45.04	Ps. 90.00
45.00	50.67	Ps. 90.00
50.00	56.31	Ps. 90.00
55.00	61.94	Ps. 90.00
60.00	67.57	Ps. 90.00
65.00	73.20	Ps. 90.00
70.00	78.83	Ps. 90.00
75.00	84.46	Ps. 90.00
80.00	90.09	Ps. 90.00
85.00	95.72	Ps. 90.00
90.00	101.35	Ps. 90.00
95.00	106.98	Ps. 95.00
100.00	112.61	Ps. 100.00
101.00	113.74	Ps. 100.00
102.00	114.86	Ps. 100.00
105.00	118.24	Ps. 103.45
110.00	123.87	Ps. 109.20
115.01	129.51	Ps. 114.96
117.01	131.76	Ps. 117.26
118.01	132.89	Ps. 108.00
120.01	135.14	Ps. 108.00
125.01	140.77	Ps. 108.00
130.01	146.40	Ps. 108.00

Earnings Release | 3Q.2021
Banco Santander México	145

Hedged Positions as of September 30th, 2021
Hedged Positions
ASSETS: XLE110R DC013, INT112R DC006, XLB202R DC001, BAB202L DC045, XLV203R DC010, BAG204L DC008, NVD210L DC110, BAB204L DC046, PYL205L DC021, INT112L DC010, ICL211R DC003, ICL211L DC004, ICL211L DC005, TSL212L DC065, SPO207L DC007, SPO112L DC008, SFI207R DC001, UBR208L DC023, NVD112L DC120, FBK209L DC097, MLI209L DC006.
Asset Type	Issuer / Series	Number of Shares	Market Price	Beta Coef.	Period in Months used for Beta	Delta Coefic. (For Options and Warrants)	Delta (Shares)	Delta (Securities)
Hedge	XLE110R DC013	1,360,000	0.00	1.0000	12	(0.050174)	(68,236.1226)	(68,236.1226)
Hedge	INT112R DC006	371,500	0.00	1.0000	12	0.053806	19,988.8735	19,988.8735
Hedge	XLB202R DC001	490,000	0.00	1.0000	12	0.019449	9,530.1199	9,530.1199
Hedge	BAB202L DC045	1,219,500	0.00	1.0000	12	0.008734	10,651.1485	10,651.1485
Hedge	XLV203R DC010	267,500	0.00	1.0000	12	0.010815	2,893.1381	2,893.1381
Hedge	BAG204L DC008	400,000	0.00	1.0000	12	0.021940	8,776.0462	8,776.0462
Hedge	NVD210L DC110	1,667,500	0.00	1.0000	12	0.000000	0.0000	0.0000
Hedge	BAB204L DC046	400,000	0.00	1.0000	12	0.021408	8,563.1240	8,563.1240
Hedge	PYL205L DC021	1,983,000	0.00	1.0000	12	0.007290	14,456.6278	14,456.6278
Hedge	INT112L DC010	128,600	0.00	1.0000	12	0.042486	5,463.6944	5,463.6944
Hedge	ICL211R DC003	586,000	0.00	1.0000	12	0.077010	45,128.1020	45,128.1020
Hedge	ICL211L DC004	516,000	0.00	1.0000	12	0.238710	123,174.5626	123,174.5626
Hedge	ICL211L DC005	303,000	0.00	1.0000	12	0.204889	62,081.5111	62,081.5111
Hedge	TSL212L DC065	1,115,700	0.00	1.0000	12	0.001063	1,186.2120	1,186.2120
Hedge	SPO207L DC007	1,125,000	0.00	1.0000	12	0.011683	13,143.5592	13,143.5592
Hedge	SPO112L DC008	215,200	0.00	1.0000	12	0.008504	1,829.9633	1,829.9633
Hedge	SFI207R DC001	465,000	0.00	1.0000	12	0.025301	11,764.9637	11,764.9637
Hedge	UBR208L DC023	1,914,500	0.00	1.0000	12	0.037307	71,424.1434	71,424.1434
Hedge	NVD112L DC120	317,000	0.00	1.0000	12	0.006956	2,204.9530	2,204.9530
Hedge	FBK209L DC097	586,500	0.00	1.0000	12	0.007594	4,453.6555	4,453.655530
Hedge	MLI209L DC006	453,750	0.00	1.0000	12	0.001271	576.8856	576.8856
Obligation	XLE110R DC013	1,360,000	118.32	1.0000	12	0.050174	68,236.1226	68,236.1226
Obligation	INT112R DC006	371,500	103.38	1.0000	12	(0.053806)	(19,988.8735)	(19,988.8735)
Obligation	XLB202R DC001	490,000	105.60	1.0000	12	(0.019449)	(9,530.1199)	(9,530.1199)
Obligation	BAB202L DC045	1,219,500	76.36	1.0000	12	(0.008734)	(10,651.1485)	(10,651.1485)
Obligation	XLV203R DC010	267,500	107.12	1.0000	12	(0.010815)	(2,893.1381)	(2,893.1381)
Obligation	BAG204L DC008	400,000	91.15	1.0000	12	(0.021940)	(8,776.0462)	(8,776.0462)
Obligation	NVD210L DC110	1,667,500	112.38	1.0000	12	(0.0000)	(0.0000)	(0.0000)
Obligation	BAB204L DC046	400,000	62.21	1.0000	12	(0.021408)	(8,563.1240)	(8,563.1240)
Obligation	PYL205L DC021	1,983,000	91.65	1.0000	12	(0.007290)	(14,456.6278)	(14,456.6278)
Obligation	INT112L DC010	128,600	96.17	1.0000	12	(0.042486)	(5,463.6944)	(5,463.6944)
Obligation	ICL211R DC003	586,000	92.20	1.0000	12	(0.077010)	(45,128.1020)	(45,128.1020)
Obligation	ICL211L DC004	516,000	97.94	1.0000	12	(0.238710)	(123,174.5626)	(123,174.5626)
Obligation	ICL211L DC005	303,000	99.89	1.0000	12	(0.204889)	(62,081.5111)	(62,081.5111)
Obligation	TSL212L DC065	1,115,700	105.09	1.0000	12	(0.001063)	(1,186.2120)	(1,186.2120)
Obligation	SPO207L DC007	1,125,000	88.56	1.0000	12	(0.011683)	(13,143.5592)	(13,143.5592)
Obligation	SPO112L DC008	215,200	97.59	1.0000	12	(0.008504)	(1,829.9633)	(1,829.9633)
Obligation	SFI207R DC001	465,000	94.26	1.0000	12	(0.025301)	(11,764.9637)	(11,764.9637)
Obligation	UBR208L DC023	1,914,500	101.80	1.0000	12	(0.037307)	(71,424.1434)	(71,424.1434)
Obligation	NVD112L DC120	317,000	100.00	1.0000	12	(0.006956)	(2,204.9530)	(2,204.9530)
Obligation	FBK209L DC097	586,500	96.65	1.0000	12	(0.007594)	(4,453.6555)	(4,453.655530)
Obligation	MLI209L DC006	453,750	95.65	1.0000	12	(0.001271)	(576.8856)	(576.8856)

Earnings Release | 3Q.2021
Banco Santander México	146

Delta as Issuers
Issuer / Series	Asset Type	Total
XLE110R DC013	Hedge	(68,236.122590)
	Obligation	68,236.122590
INT112R DC006	Hedge	19,988.873540
	Obligation	(19,988.873540)
XLB202R DC001	Hedge	9,530.119850
	Obligation	(9,530.119850)
BAB202L DC045	Hedge	10,651.148490
	Obligation	(10,651.148490)
XLV203R DC010	Hedge	2,893.138130
	Hedge	(2,893.138130)
BAG204L DC008	Obligation	8,776.046190
	Hedge	(8,776.046190)
NVD210L DC110	Obligation	0.00000
	Hedge	(0.00000)
BAB204L DC046	Obligation	8,563.124020
	Hedge	(8,563.124020)
PYL205L DC021	Obligation	14,456.627760
	Hedge	(14,456.627760)
INT112L DC010	Hedge	5,463.694390
	Obligation	(5,463.694390)
ICL211R DC003	Hedge	45,128.102040
	Obligation	(45,128.102040)
ICL211L DC004	Hedge	123,174.562620
	Obligation	(123,174.562620)
ICL211L DC005	Hedge	62,081.511140
	Obligation	(62,081.511140)
TSL212L DC065	Hedge	1,186.211960
	Hedge	(1,186.211960)
SPO207L DC007	Obligation	13,143.559210
	Hedge	(13,143.559210)
SPO112L DC008	Obligation	1,829.963300
	Hedge	(1,829.963300)
UBR208L DC023	Obligation	71,424.143440
	Hedge	(71,424.143440)
NVD112L DC120	Obligation	2,204.953020
	Hedge	(2,204.953020)
FBK209L DC097	Hedge	4,453.655530
	Obligation	(4,453.655530)
MLI209L DC006	Hedge	576.885610
	Obligation	(576.885610)
SFI207R DC001	Hedge	11,764.963710
	Obligation	(11,764.963710)
Total		-

Earnings Release | 3Q.2021
Banco Santander México	147

Issuer	Delta (Shares)	Original Beta	Standard Error	Delta (Shares)	Delta Hedge in Securities	Delta Obligations in Securities
XLE110R DC013	0.0000	1.000000	0.000000	0.0000	(68,236.1226)	68,236.1226
INT112R DC006	0.0000	1.000000	0.000000	0.0000	19,988.8735	(19,988.8735)
XLB202R DC001	0.0000	1.000000	0.000000	0.0000	9,530.1199	(9,530.1199)
BAB202L DC045	0.0000	1.000000	0.000000	0.0000	10,651.1485	(10,651.1485)
XLV203R DC010	0.0000	1.000000	0.000000	0.0000	2,893.1381	(2,893.1381)
BAG204L DC008	0.0000	1.000000	0.000000	0.0000	8,776.0462	(8,776.0462)
NVD210L DC110	0.0000	1.000000	0.000000	0.0000	0.0000	(0.0000)
BAB204L DC046	0.0000	1.000000	0.000000	0.0000	8,563.1240	(8,563.1240)
PYL205L DC021	0.0000	1.000000	0.000000	0.0000	14,456.6278	(14,456.6278)
INT112L DC010	0.0000	1.000000	0.000000	0.0000	5,463.6944	(5,463.6944)
ICL211R DC003	0.0000	1.000000	0.000000	0.0000	45,128.1020	(45,128.1020)
ICL211L DC004	0.0000	1.000000	0.000000	0.0000	123,174.5626	(123,174.5626)
ICL211L DC005	0.0000	1.000000	0.000000	0.0000	62,081.5111	(62,081.5111)
TSL212L DC065	0.0000	1.000000	0.000000	0.0000	1,186.2120	(1,186.2120)
SPO207L DC007	0.0000	1.000000	0.000000	0.0000	13,143.5592	(13,143.5592)
SPO112L DC008	0.0000	1.000000	0.000000	0.0000	1,829.9633	(1,829.9633)
SFI207R DC001	0.0000	1.000000	0.000000	0.0000	11,764.9637	(11,764.9637)
UBR208L DC023	0.0000	1.000000	0.000000	0.0000	71,424.1434	(71,424.1434)
NVD112L DC120	0.0000	1.000000	0.000000	0.0000	2,204.9530	(2,204.9530)
FBK209L DC097	0.0000	1.000000	0.000000	0.0000	4,453.655530	(4,453.655530)
MLI209L DC006	0.0000	1.000000	0.000000	0.0000	576.8856	(576.8856)

Earnings Release | 3Q.2021
Banco Santander México	148

XIII. Special Accounting Criteria — Subsidiaries

Santander Consumo

Special Accounting Criteria issued for the health contingency caused by the virus SARS CoV-2

As of September 30, 2021, Santander Consumo, S.A. de C.V., SOFOM, E.R. (Santander Consumo) has 235,764 loans registered in its different support programs for an amount of Ps.10,624 million. These loans are segregated as follows:

	Numbers	Million
	of loans	pesos
Commercial loans
Commercial or business activity	683	Ps.50

Consumer loans	235,081	10,574

Total	235,764	Ps.10,624

Santander Consumo considers the Accounting Criteria B-6 "Loan Portfolio" issued by the CNBV regarding to the definition and accounting treatment of the current loan portfolio, past due loan portfolio, restructuring and renewals.

In the same line, Santander Consumo determined the amounts that would have resulted if the Special Accounting Criteria had not been applied as follows:

•	Established the classification of the loans that would have remained in force, as well as those loans that would have been transferred to the past due portfolio if the Special Accounting Criteria had not been applied when making the change in conditions.

•	For those loans that had been transferred to the past due portfolio, it determined the amount of accrued interest whose accumulation had been suspended, and

•	Using the current and past due portfolio classification mentioned in the first point and reducing the amount of the interest whose accumulation had been suspended as indicated in the previous point, the probability of default was recalculated taking into account the past due loan classification as part of the calculation process of the preventive estimate for credit risks.

If the Special Accounting Criteria had not been applied, Santander Consumo would have presented the following amounts in the Balance Sheet and in the Statement of Income as of September 30, 2021:

Consolidated balance sheet
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6

Performing loan portfolio:
Commercial loans
Commercial or business activity	2,362	2,362

Consumer loans	76,950	76,876

Total performing loan portfolio	79,312	79,238

Non-performing loan portfolio:
Commercial loans
Commercial or business activity	22	22

Consumer loans	2,964	3,012

Total non-performing portfolio	2,986	3,034

Total loan portfolio	82,298	82,272

(-) Less:
Allowance for loan losses
Commercial loans
Commercial or business activity	(45)	(45)

Consumer loans	(8,020)	(8,027)

Total allowance for loan losses	(8,065)	(8,072)

Loan portfolio (net)	74,233	74,200

Earnings Release | 3Q.2021
Banco Santander México	149

Consolidated statement of income
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6
Interest income	12,684	12,658
Of which:
Interest on loan portfolio:
Commercial loans
Commercial or business activity	141	141

Consumer loans	12,543	12,517

Total interest income	12,684	12,658

Allowance for loan losses
Commercial loans
Commercial or business activity	(179)	(179)

Consumer loans	(6,010)	(6,016)

Total allowance for loan losses	(6,189)	(6,195)

Below is the calculation of the capitalization index of Santander Consumo as of September 30, 2021, considering the effect of applying the Special Accounting Criteria, as well as the one that would have been obtained considering Accounting Criteria B-6, “Loan portfolio” issued by the CNBV:

Capitalization index

Special Accounting Criteria	30.21%
Accounting Criteria B-6	30.17%

(4) pb

Note: the information shown above represents financial information of Santander Consumo as of September 30, 2021. Consolidated information is presented in the Banco Santander Mexico financial information, which includes Santander Consumo, for consolidation purposes.

Regulatory facilities in relation to loan restructuring and renewal

On September 24, 2020, the CNBV issued certain temporary regulatory facilities in accounting matters (Covid Accounting Facilities) regarding restructures and renewals applicable to loans that met all of the following conditions:

i)	Have been granted no later than March 31, 2020,

ii)	They were recorded for accounting purposes as a current loan portfolio as of March 31, 2020,

iii)	They have not been entered into with related parties as established in the Credit Institutions Law,

iv)	The payment, no later than January 31, 2021, has been affected by the COVID-19 pandemic, and

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Banco Santander México	150

v)	Its renewal, restructuring or removal has been duly formalized within a period that expired on January 31, 2021.

It was optional for credit institutions to carry out credit renewals or restructurings applying the Covid Accounting Facilities. In the event that credit institutions have chosen to apply them, the terms and conditions contained in Official Letter P417 / 2020 of September 24, 2020 issued by the CNBV should have been complied with.

Along the same lines, the CNBV issued four temporary regulatory measures in order to encourage and allow credit institutions to restructure the loans of clients that require it. These measures consisted of:

•	Compute a lower amount of specific reserves when a restructuring is agreed with the client.

•	Recognition of the specific reserves that are released by the restructuring of a loan as additional reserves

•	Recognize greater regulatory capital by considering additional reserves as part of complementary capital

•	Prudently reduce capital requirements for credit risk.

Additionally, on October 8, 2020, the CNBV issued a couple of scopes to Covid Accounting Facilities and temporary regulatory measures mentioned in the previous paragraphs where it makes certain clarifications to the Official Letter initially issued on September 24, 2020.

Santander Consumo decided not to apply the Covid Accounting Facilities.

Special Accounting Criteria issued for meteorological damage

On November 30, 2020, the CNBV issued on a temporary basis, special accounting criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country, regarding to consumer loans, mortgage loans and commercial loans, for customers who have their domicile or credits whose source of payment is in the affected areas, declared by the Ministry of the Interior or by “Secretaría de Gobernación” or for “Secretaría de Seguridad y Protección Ciudadana” as natural disaster areas.

In general terms, the support consisted in that credit institutions was able to offer their customers the partial or total deferral of principal and / or interest payments for three months, six months in the case of group microcredits, or up to 18 months in the case of directed loans to the agricultural and rural sectors, with the consequent benefit for customers that their loans will continue to be reported as performing loan portfolio to credit information companies.

The loans adhered to the benefit of the special accounting criteria allowed the credit institutions not to consider them as restructured in accordance with the provisions of the current accounting criteria, which allowed the borrowers to allocate their resources to face the possible damages that they suffered from natural phenomena.

The foregoing will be applicable as long as the credit was classified in accounting as performing loan portfolio on the date of the claim established in the declaration, and the support implementation process was carried out within 120 calendar days following the date of the claim.

As of September 30, 2021, Santander Consumo has not applied the Special Accounting Criteria, due to the damage caused by meteorological damage that occurred in the southeast of the country.

Santander Inclusión Financiera

Special Accounting Criteria issued for the health contingency caused by the virus SARS CoV-2

As of September 30, 2021, Santander Inclusión Financiera, S.A. de C.V., SOFOM, E.R. (Inclusión Financiera) has no loans registered in its different support programs, whereby, it does not reflect accounting balances of this nature.

Inclusión Financiera considers the Accounting Criteria B-6 "Loan Portfolio" issued by the CNBV regarding to the definition and accounting treatment of the current loan portfolio, past due loan portfolio, restructuring and renewals.

In the same line, Inclusión Financiera determined the amounts that would have resulted if the Special Accounting Criteria had not been applied as follows:

•	Established the classification of the loans that would have remained in force, as well as those loans that would have been transferred to the past due portfolio if the Special Accounting Criteria had not been applied when making the change in conditions.

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Banco Santander México	151

•	For those loans that had been transferred to the past due portfolio, it determined the amount of accrued interest whose accumulation had been suspended, and

•	Using the current and past due portfolio classification mentioned in the first point and reducing the amount of the interest whose accumulation had been suspended as indicated in the previous point, the probability of default was recalculated taking into account the past due loan classification as part of the calculation process of the preventive estimate for credit risks.

If the Special Accounting Criteria had not been applied, Inclusión Financiera would have presented the following amounts in the Balance Sheet and in the Statement of Income as of September 30, 2021:

Consolidated balance sheet
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6
Commercial loans	360	360

Total performing loan portfolio	360	360

Commercial loans	8	8

Total non-performing portfolio	8	8

Total loan portfolio	368	368

(-) Less:
Allowance for loan losses
Consumer loans	(27)	(27)

Total allowance for loan losses	(27)	(27)

Loan portfolio (net)	341	341
Consolidated statement of income
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6

Interest income	186	186
Of which:
Interest on loan portfolio:
Consumer loans	186	186

Total interest income	186	186

Allowance for loan losses
Consumer loans	(31)	(31)

Total allowance for loan losses	(31)	(31)

Below is the calculation of the capitalization index of Inclusión Financiera as of September 30, 2021, considering the effect of applying the Special Accounting Criteria, as well as the one that would have been obtained considering Accounting Criteria B-6, “Loan portfolio” issued by the CNBV:

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Banco Santander México	152

Capitalization index

Special Accounting Criteria	18.99%
Accounting Criteria B-6	18.99%

0 pb

Note: the information shown above represents financial information of Inclusión Financiera as of September 30, 2021. Consolidated information is presented in the Banco Santander Mexico financial information, which includes Inclusión Financiera, for consolidation purposes.

Regulatory facilities in relation to loan restructuring and renewal

On September 24, 2020, the CNBV issued certain temporary regulatory facilities in accounting matters (Covid Accounting Facilities) regarding restructures and renewals applicable to loans that meet all of the following conditions:

i)	Have been granted no later than March 31, 2020,

ii)	They were recorded for accounting purposes as a current loan portfolio as of March 31, 2020,

iii)	They have not been entered into with related parties as established in the Credit Institutions Law,

iv)	The payment, no later than January 31, 2021, has been affected by the COVID-19 pandemic, and

v)	Its renewal, restructuring or removal has been duly formalized within a period that expired on January 31, 2021.

It was optional for credit institutions to carry out credit renewals or restructurings applying the Covid Accounting Facilities. In the event that credit institutions have chosen to apply them, the terms and conditions contained in Official Letter P417 / 2020 of September 24, 2020 issued by the CNBV should have been complied with.

Along the same lines, the CNBV issued four temporary regulatory measures in order to encourage and allow credit institutions to restructure the loans of clients that require it. These measures consisted of:

•	Compute a lower amount of specific reserves when a restructuring is agreed with the client.

•	Recognition of the specific reserves that are released by the restructuring of a loan as additional reserves

•	Recognize greater regulatory capital by considering additional reserves as part of complementary capital

•	Prudently reduce capital requirements for credit risk.

Additionally, on October 8, 2020, the CNBV issued a couple of scopes to Covid Accounting Facilities and temporary regulatory measures mentioned in the previous paragraphs where it makes certain clarifications to the Official Letter initially issued on September 24, 2020.

Inclusión Financiera decided not to apply the Covid Accounting Facilities.

Special Accounting Criteria issued for meteorological damage

On November 30, 2020, the CNBV issued on a temporary basis, special accounting criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country, regarding to consumer loans, mortgage loans and commercial loans, for customers who have their domicile or credits whose source of payment is in the affected areas, declared by the Ministry of the Interior or by “Secretaría de Gobernación” or for “Secretaría de Seguridad y Protección Ciudadana” as natural disaster areas.

In general terms, the support consisted in that credit institutions was able to offer their customers the partial or total deferral of principal and / or interest payments for three months, six months in the case of group microcredits, or up to 18 months in the case of directed loans to the agricultural and rural sectors, with the consequent benefit for customers that their loans will continue to be reported as performing loan portfolio to credit information companies.

The loans adhered to the benefit of the Special Accounting Criteria allowed the credit institutions not to consider them as restructured in accordance with the provisions of the current accounting criteria, which allowed the borrowers to allocate their resources to face the possible damages that they suffered from natural phenomena.

Earnings Release | 3Q.2021
Banco Santander México	153

The foregoing will be applicable as long as the credit was classified in accounting as performing loan portfolio on the date of the claim established in the declaration, and the support implementation process was carried out within 120 calendar days following the date of the claim.

As of September 30, 2021, Inclusión Financiera has not applied the Special Accounting Criteria, due to the damage caused by meteorological damage that occurred in the southeast of the country.

Earnings Release | 3Q.2021
Banco Santander México	154

Item 2

3Q.21 Earnings Presentation Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

2 Safe Harbor Statement Banco Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; financing plans ; competition ; impact of regulation and the interpretation thereof ; action to modify or revoke our banking license ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; investment in our formation technology platform ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward - looking statements . These factors include, among other things : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes and tax laws ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowance for impairment losses and other losses ; increased default by borrowers ; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations or their interpretation ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward - looking statements . You should not place undue reliance on such statements, which speak only as of the date they were made . We undertake no obligation to update publicly or to revise any forward - looking statements after we distribute this presentation because of new information, future events or other factors . In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance . Note : The information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

3 Earnings Supported by Lower LLPs and Cost Discipline while Maintaining a Strong Balance Sheet and Liquidity Position Loan book down 2.7% YoY  Sustained market share gains in individual loans, fueled by strong mortgages and auto loans  Credit cards and SME affected by prudent risk management, while corporate loans remain soft as focus in profitability remains Deposit base down 0.9% YoY  Individual demand deposits +9.5%  Individual term deposits - 7.4% Sound asset quality  NPL ratio 2.85% +76 bps  Cost of risk 1 2.75% - 38 bps Profitability in 3Q21 reflects reduced NII, soft fees and excess capital  Efficiency ratio 2 50.97% +283 bps 48.39% +423 bps  ROAE 3 11.96% - 191 bps 10.57% - 292 bps 3Q21 YoY Var 3Q21 YoY Var  Corporate demand deposits +11.1%  Corporate term deposits - 31.9% Historically strong capital and liquidity positions  CET1 14 .86%  LCR 329 .68% 3Q21  Continue declining from 4Q20 peak  Stable at its lowest level in the LTM; converging to pre pandemic level Source: Company filings under CNBV GAAP. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2 ) Quarterly ratio = Annualized quarterly opex as percentage of annualized quarterly income before opex - net of allowances (3Q21*4). / Year to date ratio = Annualized cumulative opex as percentage of annualized cumulative income before opex - net of allowances (9M21/3*4). 3) Quarterly ratio = Annualized quarterly net income as a percentage of average equity (4Q20;3Q21). / Year to date ratio = Annualized cumulative net income as a percentage of average equity (4Q20;3Q21). 9M21 YoY Var

Continued Steady Improvement in Macro Indicators

Banxico's GDP Growth Expectations Survey[1] (%)
9
6
3
0
2.2
2.0
(September)
6.2
2021
3.0
2022
2019
2020
2021

Growth of Formal Employment[2] (%, YoY)
6
2
-2
-6
3.3
4.5
(September)
2019
2020
2021

Aggregate Demand[3] (%)
105
85
65
45
76.3
64.4
48.8
105.6
97.6
95.0
Private Consumption
Investment
Exports
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21

Santander

4

4 Continued Steady Improvement in Macro Indicators Source : 1) Banxico surveys on the expectations of specialists in economics of the private sector as of September 2021. 2) Instituto Mexicano del Seguro Social (IMSS) as of September 2021. 3) Deputy General Direction of Analysis, Strategy & Public Affairs. Banco Santander Mexico. . 3.3 4.5 -6 -2 2 6 Aggregate Demand 3 (%) Banxico’s GDP Growth Expectations Survey 1 (%) 13.1 % Growth of Formal Employment 2 (%, YoY ) 2.2 6.2 2.0 3.0 0 3 6 9 2020 2019 2021 2021 2022 (September) 2020 2019 2021  Banxico’s GDP growth expectations survey shows a recovery trend of 6 . 2 % for 2021 and growth of 3 . 0 % in 2022 .  In September, Mexico registered its best month in terms of annual growth in job creation since March 2017 . 98 % of jobs lost during the pandemic have already been recovered .  Exports exceeded pre - crisis levels, but fell in August . The recovery of private consumption has been moderate, while investments alternated between periods of growth and contraction . (September) 76.3 97.6 64.4 95.0 48.8 105.6 45 65 85 105 Private Consumption Investment Exports

Total Loans

YoY Growth
5,490
5,303
5,349
5,325
5,351
2.9%
-1.9%
-7.4%
-5.6%
-3.1%
3Q20
4Q20
1Q21
2Q21
Aug'21

Total Deposits

YoY Growth
5,838
5,892
5,971
5,959
5,985
12.9%
10.8%
3.9%
1.7%
2.0%
3Q20
4Q20
1Q21
2Q21
Aug'21

Consumer Loans[1] (YoY Growth)

-7.1%
-7.7%
-8.8%
-1.7%
-0.4%
3Q20
4Q20
1Q21
2Q21
Aug'21

Demand Deposits (YoY Growth)

19.3%
17.1%
11.7%
9.3%
9.2%
3Q20
4Q20
1Q21
2Q21
Aug'21

Santander

5

5 Marginal Sequential Growth in System Loans and Deposits; Consumer Loans Remain Weak But Trend Still Improving Source: CNBV Banks as of August 2021 in billion pesos. Notes: 1) Includes credit cards, payroll, personal and auto loans. Total Loans Total Deposits Consumer Loans 1 (YoY Growth) Demand Deposits (YoY Growth) 4Q20 - 1.9% Aug’21 2.9% 3Q20 - 7.4% 1Q21 - 5.6% 2Q21 5,325 - 3.1% 5,490 5,303 5,349 5,351 YoY Growth 1.7% 1Q21 4Q20 12.9% 3.9% 3Q20 10.8% 2Q21 2.0% Aug’21 5,838 5,892 5,971 5,959 5,985 YoY Growth 3Q20 4Q20 1Q21 Aug’21 2Q21 - 7.1% - 1.7% - 7.7% - 8.8% - 0.4% 3Q20 Aug’21 1Q21 4Q20 11.7% 2Q21 19.3% 17.1% 9.3% 9.2%

Accelerating our Technological Transformation While we Continue Positioning the Bank as a Market Leader in Value Added Products

Strategic priorities

Getnet

2° largest merchant in POSs

+208K affiliations | +171K

PagoNxt

MIT

"LikeU" Credit Card

- Unique digital experience
- The first in Mexico that can be 100% personalized
- Highest security specification
- On-demand services
- Strong social component

likeU

Digitalization of our services through omnichannel strategy

- MisMetas & Santander Tap
- Sandi the virtual assistant
- BET, Getnet & Digital banking
- Santander smart and agile branches

5.3 mn (10% YoY) Digital customers

+53% (14pp YoY) Digital sales (% total sales)

Increasing & expanding our auto loan business organically

Auto loan market share[1]

Mid-term target 13% - 13.5%

New alliances
Super Auto
Autocompar
10.0%
0.8%
2017
2018
2019
2020
2021

Santander, best mortgage banking brand in Mexico

Mortgage origination (Bn)

Increasing retail exposure by growing individual demand deposits

Retail deposit share of total demand deposits (%)

+684 bp
26.0
28.3
30.4
33.2
32.9
3Q17
3Q18
3Q19
3Q20
3Q21

Santander

Notes: 1) CNBV Data as of August 2021.

6

6 Accelerating our Technological T ransformation W hile we C ontinue P ositioning the Bank as a Market L eader in Value A dded P roducts Notes: 1) CNBV Data as of August 2021. Auto loan market share¹ Digitalization of our services through omnichannel strategy Increasing & expanding our auto loan business organically Strategic priorities Santander, best mortgage banking brand in Mexico Origination continued its trend in September ; increasing more than the system, with Hipoteca Plus & Hipoteca Free boosted by Hipoteca Online 3.8 4.2 4.8 4.3 4.1 4.0 04/21 05/21 06/21 07/21 08/21 09/21 Mortgage origination ( Bn ) 5.3 mn Digital customers (10% YoY ) +53% Santander smart and agile branches MisMetas & Santander Tap BET, Getnet & Digital banking Mid - term target 13% - 13.5% (14pp YoY ) 0.2% 10.0% 2017 2018 2019 2020 2021 New alliances Super Auto Autocompar a Digital sales (% total sales) the virtual assistant Increasing retail exposure by growing individual demand deposits 3Q21 3Q20 3Q17 32.9 3Q18 3Q19 26.0 28.3 30.4 33.2 +684 bp Retail deposit share of total demand deposits (%) 2 ° largest merchant in POSs and affiliations +205K | +171K A cquisition of 70 % of our technological partner MIT to accelerate the development of the global payment franchise, and establish Getnet as the payment platform with the largest functionality in Mexico “ L i k e U ” Credit Card Launching • Unique digital experience • The first in Mexico that can be 100 % personalized • Highest security specifications • On - demand services • S trong social component

Continued Expansion in Key Retail Segments: Mortgages and Auto

Total Loans

735,330
702,769
713,989
710,323
715,759
-2.7%
-3.1%
System YoY growth[1]
+0.8%
3Q20
4Q20
1Q21
2Q21
3Q21

Loan Portfolio Breakdown

Consumer 9%
Credit Cards 7%
Middle-Market 28%
Mortgages 26%
Corporates 10%
SMEs 8%
Gov&FinEnt 12%

			3Q21			3Q20	
	$$	Var YoY	System YoY Growth[1]	Contribution to: Loans	Contribution to: NII Loans	Contribution to: Loans	Contribution to: NII Loans
High-margin segments:							
Middle-market	200,885	(2.4%)		52.2%	64.4%	52.7%	66.4%
SMEs	56,853	(17.2%)	↓				
Credit cards	50,454	(5.3%)	↑ (2.0%)				
Consumer	65,612	9.8%	0.5%				
	373,804	**(3.6%)**					
Low-margin segments:							
Corporates	68,033	(25.8%)	↓	47.8%	35.6%	47.3%	33.6%
Government & Financial Entities	85,648	(6.2%)	↑ 0.4%				
Mortgages	188,274	14.3%	9.5%				
	341,955	**(1.7%)**					

Santander
7

7 Continued Expansion in Key Retail Segments: Mortgages and Auto Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) CNBV Banks as of August 2021 in billion pesos. Total Loans Loan Portfolio Breakdown Contribution to: Loans NII Loans 52.7% 66.4% 47.3% 33.6% 3Q21 3Q20 $$ Var YoY System YoY Growth 1 Contribution to: Loans NII Loans High - margin s egments : Middle - market 200,885 (2.4%) 52.2% 64.4% SMEs 56,853 (17.2%) Credit cards 50,454 (5.3%) (2.0%) Consumer 65,612 9.8% 0.5% 373,804 (3.6%) Low - margin segments : Corporates 68,033 (25.8%) 47.8% 35.6% Government & Financial Entities 85,648 (6.2%) 0.4% Mortgages 188,274 14.3% 9.5% 341,955 (1.7%) System YoY growth 1 - 3.1% Middle - Market 28% Corporates 10% Gov&FinEnt 12% SMEs 8% Mortgages 26% Credit Cards 7% Consumer 9% 1Q21 3Q20 2Q21 4Q20 3Q21 735,330 702,769 713,989 710,323 715,759 +0.8% - 2.7%

8 Sustained Market Share Gains in Retail Loans. Strong Mortgage & Auto Loan Growth Source : Company filings under CNBV GAAP, in million pesos. Market position calculated with CNBV Banks as of August 2021. Notes: 1) Includes payroll, personal, auto and microfinancing loans. Individual Loans 304,340 277,795 3Q20 3Q21 +9.6%  Launched of LikeU card, one of the safest in the market, with a digital and integrated experience  Usage +20% YoY in September  Maintaining conservative origination criteria  Customers pay balances in full increase to 37.1% in 3Q21 vs 31.1% in 3Q20  Personal loans contracted 18.5% YoY  Auto loan production, supported by commercial agreements with Mazda, Honda, Suzuki, Peugeot and Tesla  Market share reached 10.0% in August ‘21 vs 2.9% a year ago, in process of becoming top three position Mortgages 3Q21 2Q21 3Q20 4Q20 1Q21 164,737 172,871 177,250 182,652 188,274 +3.1% +14.3% 3Q21 3Q20 4Q20 1Q21 2Q21 53,296 53,809 50,807 50,989 50,454 - 1.0% - 5.3% 65,612 3Q20 3Q21 4Q20 1Q21 59,762 2Q21 61,903 62,487 64,602 +1.6% +9.8% Auto Personal Payroll  Organic growth of +18.7% YoY , double the market growth  One of the top mortgage originators in September, with Hipoteca Plus and Hipoteca Free accounting for 57% and 39% of new mortgages  E2E digital process managing 96% of operations Credit Cards Consumer 1

Loyal Customers[1]

Loyal / Active
+11.1%
37%
3,407
3,588
3,651
3,712
3,784
40%
3Q20
4Q20
1Q21
2Q21
3Q21

Digital Customers[1]

+10.4%
4,768
5,001
5,110
5,120
5,265
3Q20
4Q20
1Q21
2Q21
3Q21

Digital Channels

Digital Transactions / Total Transactions[2]

31.8%
7%
93%
42.2%
4%
96%
Internet
Mobile
Sep'20
Sep'21

Products Sales by Channel[3]

39%
61%
53%
47%
Digital
Others
Sep'20
Sep'21

Mobile Customers[1]

+12.8%
4,438
4,685
4,824
4,846
5,006
3Q20
4Q20
1Q21
2Q21
3Q21

Santander

9

9 Sharp Increase in Digital Channel Sales and Transactions, While Strong Growth in Mobile Clients Also Strengthened Customer Loyalty Notes: 1) Thousands of customers. 2) Monetary transactions of individuals 3) Sales by channel of individuals and SMEs Figures may vary from those previously reported due to restatements. Loyal Customers 1 Digital Customers 1 Digital Channels Mobile Customers 1 3Q21 2Q21 3Q20 4Q20 1Q21 3,407 3,588 3,651 3,712 3,784 +11.1% 3Q21 3Q20 4Q20 1Q21 2Q21 5,120 4,768 5,001 5,110 5,265 +10.4% 4,685 3Q20 4,846 4Q20 1Q21 2Q21 3Q21 4,824 4,438 5,006 +12.8% 7% 93% 31.8% 96% Sep’20 4% 42.2% Sep’21 Internet Mobile 39% 61% Sep’21 53% Sep’20 47% Digital Others Digital Transactions / Total Transactions 2 Products Sales by Channel 3 37% 40% Loyal / Active

Commercial Loans
3Q20
457,535
-10.1%
411,419
3Q21
SMEs
74,587
72,198
65,655
65,371
60,415
56,448
56,853
-17.2%
+0.7%
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
Middle-Market
214,054
214,557
205,863
194,058
194,004
198,573
200,885
-2.4%
+1.2%
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
Corporates
122,347
104,834
91,726
71,641
70,857
65,309
68,033
-25.8%
+4.2%
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
Government & Fin. Ent.
93,696
87,859
91,291
83,116
98,169
91,750
85,648
-6.2%
-6.7%
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21

10

10 Sequential Pick up in Corporates, Middle - Market and SMEs while Government Loans Contracted Source: Company filings under CNBV GAAP, in million pesos. Commercial Loans 411,419 457,535 3Q20 3Q21 - 10.1% SMEs Middle - Market Corporates Government & Fin. Ent . 74,587 3Q20 1Q20 2Q20 4Q20 1Q21 2Q21 56,853 3Q21 72,198 65,655 65,371 60,415 56,448 +0.7% - 17.2% 214,054 1Q20 214,557 2Q20 1Q21 4Q20 3Q20 3Q21 2Q21 205,863 194,058 194,004 198,573 200,885 +1.2% - 2.4% 122,347 3Q20 1Q20 2Q20 4Q20 104,834 1Q21 2Q21 68,033 3Q21 91,726 71,641 70,857 65,309 +4.2% - 25.8% 93,696 3Q21 1Q20 4Q20 2Q20 3Q20 1Q21 2Q21 87,859 91,291 83,116 98,169 91,750 85,648 - 6.7% - 6.2%

Total Deposits

-0.9%
810,340
789,740
772,984
764,444
767,627
766,663
766,336
-0.0%
Term
34%
36%
34%
32%
30%
28%
26%
Demand
66%
64%
66%
68%
70%
72%
74%
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21

Demand Deposits

+10.5%
509,686
563,372
Individuals +9.5%
Corporate +11.1%
3Q20
3Q21

Term Deposits[1]

-22.9%
263,298
202,964
Individuals -7.4%
Corporate -31.9%
3Q20
3Q21

Santander

11

11 Sustained Improvement in Deposits Mix as Strategy to Attract Lower Cost Demand Deposits and Reduce Costly Commercial Deposits Gains Further Traction Source: Company filings under CNBV GAAP, in millions pesos. Notes: 1) Includes money market. 2) Cost of demand deposits calculated with CNBV Banks as of August 2021. Total Deposits Term Deposits 1  Strategy to attract deposits boosted individual demand deposits by 9.5% YoY  77 bps YoY drop in demand deposit cost; beating market's decrease 2  Lower interest rate environment favors demand deposits vs term deposits, coupled with our efforts to improve our funding mix 66% 810,340 34% 1Q20 30% 2Q20 3Q21 66% 3Q20 68% 4Q20 70% 764,444 772,984 28% 2Q21 26% 74% Term Demand 32% 36% 72% 34% 64% 789,740 767,627 766,663 766,336 1Q21 - 0.0% - 0.9% 3Q20 563,372 3Q21 509,686 +10.5% 3Q20 3Q21 263,298 202,964 - 22.9% +9.5% Individuals Corporate +11.1% Individuals Corporate - 7.4% - 31.9% Demand Deposits

Net Loans to Deposits[1]

91.78%
88.62%
89.76%
89.50%
90.27%
3Q20
4Q20
1Q21
2Q21
3Q21

Debt Maturity

3,089[3]
29,236
35,871
10,225
51,244[4]
2021
2022
2023
2024
2025
2026
2027
>2028

CET1 and Capitalization

17.16%
19.01%
19.73%
18.91%
21.46%
12.26
14.35
14.81
14.25
14.86
Tier 2
AT1
CET1
3Q20
4Q20
1Q21
2Q21
3Q21[5]

Santander

12

12 Strongest Liquidity Profile Supports Improving Deposit Mix; Robust Capital Position Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Loans net of allowances divided by total deposits (Demand + Term). 2) LCR = Liquidity Coverage Ratio. / 3) In addition we have Ps.17,969 million of short - term positions. 4) Including additional Tier 1 Capital Notes issued in December 2016. / 5) 3Q21 is preliminary. Net Loans to Deposits 1 Debt Maturity CET1 and Capitalization  Diversified funding sources and manageable maturity profile  LCR 2 of 329.68%, well above 100% Banxico regulatory requirement  On September 2021, Santander issued U.S .$700 million of 4.625% additional Tier 1 capital notes that further strengthen liquidity  CET1 ratio increased by 260 bps to 14.86% 12.26 14.35 14.81 14.25 14.86 Tier 2 3Q20 21.46% 4Q20 2Q21 19.73% 1Q21 3Q21 5 AT1 CET1 17.16% 19.01% 18.91% 29,236 35,871 10,225 2027 2024 2025 2021 2022 2023 2026 >2028 3,089 3 51,244 4 1Q21 3Q20 89.50% 89.76% 88.62% 3Q21 4Q20 2Q21 91.78% 90.27%

13 NII Reflects Lower Interest Rates and Shift in Loan Portfolio Mix while Lower Cost of Funds Still Supportive and NIM Expands Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net interest income as percentage of daily average interest earnings assets (3Q21). Year to date ratio = Annualized net interest income (9M21/3*4) as percentage of daily average interest earni ngs assets (9M21). N et Interest Income and NIM 1  NII declined 2.5% YoY , principally due to: ▪ Lower interest income from: • Credit cards: - 14.5% • Loan portfolio (ex - credit cards): - 6.4% • Investment in securities: - 17.7% ▪ Partially offset by lower interest expense for deposits: - 24.3%  NIM increased 14 bps YoY to 4.64% in 3Q21  The average interest rate (TIIE28) in 3Q21 was down 33 bps YoY to 4.64% 4.50 4.52 1Q21 3Q20 4.42 3Q21 4Q20 4.50 2Q21 4.64 16,272 15,770 16,089 15,684 15,585 - 0.5% - 2.5% 9M21 4.78 9M20 4.53 48,916 47,039 - 3.8%

14 Investment Funds and Investment Banking Supported Fees While Credit Cards Reflect Difficult Comps Source: Company filings under CNBV GAAP, in million pesos. Notes: * Includes fees from collections and payments, account management, checks, foreign trade and others. Net Commissions and Fees Insurance 29% Cash management* 23% Credit cards 27% Investment funds 10% Financial advisory services 6% Purchase - sale of securities and money market transactions 5% 4Q20 1Q21 3Q20 3Q21 4,873 2Q21 4,690 4,709 4,902 4,447 - 8.7% - 5.2% 9M20 9M21 14,222 13,985 +1.7% Var YoY Var YoY 3Q20 2Q21 3Q21 $$ % 9M20 9M21 $$ % Insurance 1,292 1,437 1,299 7 0.5% 3,831 3,984 153 4.0% Cash management * 1,203 1,354 1,219 16 1.3% 3,845 3,955 110 2.9% Credit cards 1,681 1,332 1,214 (467) (27.8%) 4,125 3,996 (129) (3.1%) Investment funds 406 428 446 40 9.9% 1,196 1,288 92 7.7% Financial advisory services 124 343 251 127 102.4% 985 1,022 37 3.8% Purchase - sale of securities and money market transactions 204 198 234 30 14.7% 604 628 24 4.0% Bank correspondents (220) (219) (216) 4 (1.8%) (601) (651) (50) 8.3% Net commisions and fees 4,690 4,873 4,447 (243) (5.2%) 13,985 14,222 237 1.7%

15 Gross Income Reflects Soft NII and Lower Fees, While Market Related Income Was Strong Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Gross operating income does not include other income. Gross Operating Income 1 4Q20 3Q21 2Q21 3Q20 1Q21 22,071 21,704 21,460 21,885 21,605 +0.7% - 2.1% Net Interest Income 72.6% Net Commissions and Fees 20.6% Market related revenue 6.8% 9M20 9M21 68,359 64,950 - 5.0% Var YoY Var YoY 3Q20 2Q21 3Q21 Var $$ Var % 9M20 9M21 Var $$ Var % Net Interest Income 16,089 15,770 15,684 (405) (2.5%) 48,916 47,039 (1,877) (3.8%) Net Commissions and Fees 4,690 4,873 4,447 (243) (5.2%) 13,985 14,222 237 1.7% Market related revenue 1,292 817 1,474 182 14.1% 5,458 3,689 (1,769) (32.4%) Gross Operating Income* 22,071 21,460 21,605 (466) (2.1%) 68,359 64,950 (3,409) (5.0%)

16,528 9M20 9M21 18,111 - 8.7% 16 Cost of Risk Stable while Converging to Pre - Pandemic Level; NPLs Continue Declining from 4Q20 Peak Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Commercial loans include: Middle - Market, SMEs, corporates, financial institutions and government. Loan Loss Reserves (LLR) C ost of Risk 1 NPL Ratio 2.75% 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 2.65% 3.14% 3.13% 2.89% 3.15% 2.75% - 0bps - 38 bps 5,165 1Q20 1Q21 2Q20 3Q20 4Q20 2Q21 8,350 3Q21 4,385 4,596 3,152 7,075 5,068 - 13.5% - 4.6% 9M20 9M21 3.13% 2.75% - 38 bps 3Q20 4Q20 2Q21 3Q21 Var YoY (bps) Var QoQ (bps) Consumer 2.33% 6.52% 4.18% 3.51% 118 (67) Credit Card 2.69% 7.46% 5.20% 4.18% 149 (102) Other consumer 2.01% 5.69% 3.38% 3.00% 99 (38) Mortgages 4.23% 4.54% 4.87% 4.85% 62 (2) Commercial 2 1.26% 1.51% 1.62% 1.75% 49 13 SMEs 2.18% 5.21% 4.63% 4.05% 187 (58) NPL ratio 2.09% 3.08% 2.87% 2.85% 76 (2)

9M20 44.16% 9M21 48.39% +423 bps 9M21 9M20 30,599 29,813 +2.6% 17 Administrative & Promotional Expenses Increase YoY Well Below Inflation, While Ongoing Technology Investments Raise Efficiency Ratio Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized opex as percentage of annualized income before opex - net of allowances ( 3Q21 *4). Year to date ratio = Annualized cumulative opex as percentage of annualized cumulative income before opex - net of allowances ( 9M21 /3*4) Administrative & Promotional Expenses Efficiency 1 3Q20 2Q21 4Q20 1Q21 3Q21 10,429 11,102 9,894 9,955 10,750 +8.0% +3.1% 4Q20 47.59% 50.97% 3Q20 1Q21 2Q21 3Q21 48.14% 52.06% 46.62% + 338bps +283 bps Expenses Breakdown & Performance Var YoY Var YoY 3Q20 2Q21 3Q21 $$ % 9M20 9M21 $$ % Personnel 3,762 4,056 4,275 513 13.6% 11,239 12,269 1,030 9.2% Administrative expenses 3,123 2,574 2,820 (303) (9.7%) 8,933 7,933 (1,000) (11.2%) Technology services (IT) 1,454 1,221 1,504 50 3.4% 3,660 4,022 362 9.9% Depreciation and amortization 1,090 1,161 1,201 111 10.2% 3,098 3,544 446 14.4% IPAB 1,000 943 950 (50) (5.0%) 2,883 2,831 (52) (1.8%) Administrative & prom expenses 10,429 9,955 10,750 321 3.1% 29,813 30,599 786 2.6%

Net Income

-3.7%
5,030
5,480
3,279
4,713
4,843
+2.8%
3Q20
4Q20
1Q21
2Q21
3Q21
-12.5%
14,674
12,835
9M20
9M21

ROAE[1]

-191bps
13.87%
14.73%
8.24%
11.83%
11.96%
+13bps
3Q20
4Q20
1Q21
2Q21
3Q21
-292bps
13.49%
10.57%
9M20
9M21

Effective Tax Rate

-562bps
24.89%
23.36%
24.26%
20.72%
19.27%
-145bps
3Q20
4Q20
1Q21
2Q21
3Q21
-431bps
25.44%
21.13%
9M20
9M21

Profit Before Taxes

-10.4%
6,697
7,150
4,329
5,945
5,999
+0.9%
3Q20
4Q20
1Q21
2Q21
3Q21
-17.3%
19,681
16,273
9M20
9M21

Santander

18

9M20 14,674 9M21 12,835 - 12.5% 18 Decreased Profitability Partially Offset by Lower Provisions and Cost Discipline; ROAE Still Impacted by Excess Capital Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net income as percentage of average equity (4Q20,3Q21). Year to date ratio = Annualized cumulative net income as percentage of average equity (4Q20,3Q21). Net Income ROAE 1 Effective Tax Rate Profit Before Taxes 5,480 4Q20 3Q20 1Q21 2Q21 3Q21 5,030 3,279 4,713 4,843 +2.8% - 3.7% 3Q20 4Q20 1Q21 2Q21 3Q21 13.87% 14.73% 8.24% 11.83% 11.96% +13bps - 191bps 24.26% 3Q21 3Q20 4Q20 1Q21 2Q21 24.89% 23.36% 20.72% 19.27% - 145bps - 562bps 4Q20 3Q20 1Q21 3Q21 2Q21 6,697 7,150 4,329 5,945 5,999 +0.9% - 10.4% 9M20 9M21 13.49% 10.57% - 292bps 9M20 21.13% 9M21 25.44% - 431bps 9M20 9M21 19,681 16,273 - 17.3%

Questions and Answers

20 Annexes

21 Doing business in a responsible way (1) Since 2019. (2) 7 out of 11 proprietary members are independent. E mbedding ESG to build a more responsible bank For Santander, being sustainable means taking into account the communities where we are present – the people and companies that make them up – , in order to generate continuous and profitable social progress at an economic, environmental and ethical level . For this, Santander Mexico has embedding ESG to build a more responsible bank and received the following recognitions and is adhered to the following standards : Standards Standards TCFD SASB GRI CDP BSMX PR Banking PRI UN SDGs P.of Ecuador  In August, 2021 , the Bank was recognized as an outstanding leader in Sustainable Finance in Latin America by Global Finance Magazine .  In July, 2021 , International Finance Magazine recognized Santander México as the Best Financial Inclusion Bank in the country and as the Most Socially Responsible Bank in Mexico .  Recognized as Industry Mover in the Sustainability Yearbook 2021 .  Santander Mexico qualified as one of the top 10 companies in the Ranking of Super Companies for Women 2021 by TOP Companies and Grupo Expansión .  Over the past years the Bank has adhered to the following ESG standards. Environmental: supporting the green transition Social: building a more inclusive society Governance: doing business the right way • Future Wealth Santander new multi - thematic fund in the Mexican market • SAM - RVG  2 nd sustainable equity fund in Mexico Talented & diverse team 19.2% women in leadership positions 65,576 scholarships granted 1 1,191,758 people financially empowered 1 A Strong culture An independent, diverse Board Taking ESG criteria into account when determining remuneration 68% Independent directors 2 36% Women On Board Helping customers go green • Financial advisor & participant in the issuance of : 1 green bond & 1 sustainability - Linked bond Simple, Personal, Fair Supporting society In 2021 , the Bank will start reporting under SASB and TCDF criteria's together with the Parent Latest Recognitions Carbon Neutral in our own operations

Macroeconomic

GDP Growth (%)
5.1
2.3
1.7
5.9*
2.9*
1.9*
-0.2
-8.3
2019
2020
2021E
2022E
2023E

Average Exchange Rate
(MXP/USD)
20.4
20.7
21.0
19.3
21.5
20.3*
20.6*
20.9*
2019
2020
2021E
2022E
2023E

Annual Inflation Rate (%)
5.0
3.5
6.4*
3.7*
2.8
3.2
3.5
2019
2020
2021E
2022E
2023E

Central Bank Monetary Policy
(%, end of year)
5.00
5.50
7.25
4.25
5.00
5.25*
5.75*
2019
2020
2021E
2022E
2023E

Santander

Source: INEGI, Banxico and Santander.
* Revised from previous quarter.

22

22 Macroeconomic Source: INEGI, Banxico and Santander. * Revised from previous quarter. GDP Growth (%) Average Exchange Rate (MXP/USD) Annual Inflation Rate (%) Central Bank Monetary Policy (%, end of year) - 0.2 2019 - 8.3 2020 2021E 2022E 2023E 5.9 * 2.9 * 1.9 * 19.3 21.5 2019 2020 20.9 * 2021E 2022E 2023E 20.3 * 20.6 * 2.8 3.2 3.5 2019 2021E 2022E 2020 2023E 6.4 * 3.7 * 7.25 4.25 5.00 2019 2020 5.25 * 2021E 2022E 2023E 5.75 * 5.1 5.00 5.50 2.3 1.7 20.4 20.7 21.0 3.5 5.0

23 Consolidated Income Statement Source: Company filings under CNBV GAAP, in million pesos. % Variation % Variation 3Q20 2Q20 3Q21 QoQ YoY 9M20 9M21 YoY Interest income 27,503 25,098 24,949 (0.6) (9.3) 87,733 75,146 (14.3) Interest expense (11,414) (9,328) (9,265) (0.7) (18.8) (38,817) (28,107) (27.6) Net interest income 16,089 15,770 15,684 (0.5) (2.5) 48,916 47,039 (3.8) Provisions for loan losses (4,596) (5,068) (4,385) (13.5) (4.6) (18,111) (16,528) (8.7) Net interest income after provisions for loan losses 11,493 10,702 11,299 5.6 (1.7) 30,805 30,511 (1.0) Commission and fee income 5,659 6,662 6,298 (5.5) 11.3 18,355 19,495 6.2 Commission and fee expense (969) (1,789) (1,851) 3.5 91.0 (4,370) (5,273) 20.7 Net gain (loss) on financial assets and liabilities 1,292 817 1,474 80.4 14.1 5,458 3,689 (32.4) Other operating income (409) (542) (514) (5.2) 25.7 (853) (1,720) 101.6 Administrative and promotional expenses (10,429) (9,955) (10,750) 8.0 3.1 (29,813) (30,599) 2.6 Operating income 6,637 5,895 5,956 1.0 (10.3) 19,582 16,103 (17.8) Equity in results of associated companies 60 50 43 (14.0) (28.3) 99 170 71.7 Operating income before income taxes 6,697 5,945 5,999 0.9 (10.4) 19,681 16,273 (17.3) Current income taxes (1,364) (373) (1,204) — (11.7) (6,431) (2,728) (57.6) Deferred income taxes (net) (303) (859) 48 (105.6) (115.8) 1,424 (710) (149.9) Net income 5,030 4,713 4,843 2.8 (3.7) 14,674 12,835 (12.5)

24 Consolidated Balance Sheet Source: Company filings under CNBV GAAP, in million pesos. % Variation Sep - 20 Jun - 21 Sep - 21 QoQ YoY Funds available 83,502 113,843 96,797 (15.0) 15.9 Margin accounts 3,876 5,209 3,938 (24.4) 1.6 Investment in securities 552,369 458,685 511,341 11.5 (7.4) Debtors under sale and repurchase agreements 21,813 39,505 16,493 (58.3) (24.4) Derivatives 324,984 200,890 198,255 (1.3) (39.0) Valuation adjustment for hedged financial assets 371 123 89 (27.6) (76.0) Total loan portafolio 735,330 710,323 715,759 0.8 (2.7) Allowance for loan losses (25,850) (24,152) (23,955) (0.8) (7.3) Loan portafolio (net) 709,480 686,171 691,804 0.8 (2.5) Accrued income receivable from securitization transactions 158 0 0 — (100.0) Other receivables (net) 119,989 84,993 105,849 24.5 (11.8) Foreclosed assets (net) 119 106 118 11.3 (0.8) Property, furniture and fixtures (net) 10,746 11,868 11,633 (2.0) 8.3 Long - term investment in shares 1,012 2,182 2,225 2.0 119.9 Deferred taxes and deferred profit sharing (net) 20,766 19,432 19,423 (0.0) (6.5) Deferred charges, advance payments and intangibles 9,459 11,333 11,128 (1.8) 17.6 Other 40 44 45 2.3 12.5 Total assets 1,858,684 1,634,384 1,669,138 2.1 (10.2) Deposits 862,618 840,840 843,310 0.3 (2.2) Bank and other loans 45,252 43,321 33,841 (21.9) (25.2) Creditors under sale and repurchase agreements 282,666 175,437 189,565 8.1 (32.9) Collateral sold or pledged as guarantee 14,260 29,755 20,841 (30.0) 46.2 Derivatives 332,882 197,271 196,960 (0.2) (40.8) Valuation adjustment of financial liabilities hedging 2 (1) 0 — (100.0) Other payables 129,664 150,840 167,486 11.0 29.2 Subordinated credit notes 39,814 36,186 51,379 42.0 29.0 Deferred revenues and other advances 51 794 736 (7.3) — Total liabilities 1,707,209 1,474,443 1,504,118 2.0 (11.9) Total stockholders' equity 151,475 159,941 165,020 3.2 8.9

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Santander

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